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As filed Pursuant to Rule 424(b)(1)
Registration No. 333-114547

PROSPECTUS

ADVANCED ACCESSORY HOLDINGS CORPORATION

$88,000,000

OFFER TO EXCHANGE

13 1/4% Senior Discount Notes due 2011, Series B
for any and all outstanding
13 1/4% Senior Discount Notes due 2011, Series A
of
Advanced Accessory Holdings Corporation

The exchange offer will expire at 5:00 pm, New York City time, on May 28, 2004, which is at least 20 business days after the commencement of the exchange offer, unless extended.

  The Company:

  •
  We are one of the world's largest designers and manufacturers of exterior accessories for the automotive original equipment manufacturer, or OEM, market and aftermarket. We design and manufacture a wide array of both rack systems and towing systems and related accessories.

  The Issuer:

  •
  Advanced Accessory Holdings Corporation is a holding company and does not have any material assets or operations other than ownership of the common equity of its subsidiaries. Advance Accessory Holding Corporation is referred to in this prospectus as the "issuer".

  The Offering:

  •
  Offered securities: the securities offered by this prospectus are senior discount notes, which are being issued in exchange for senior discount notes sold by us in our private placement that we consummated on February 4, 2004. The new notes are substantially identical to the original notes and are governed by the same indenture governing the original notes. Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

  •
  Expiration of offering: the exchange offer expires at 5:00 pm, New York City time, on May 28, 2004, which is at least 20 business days after the commencement of the exchange offer, unless extended.

  The New Notes:

  •
  Maturity: December 15, 2011.

  •
  Accretion; Interest: The original notes were, and the new notes will be, issued at a discount to their aggregate principal amount at maturity. Prior to June 15, 2008, interest will accrue on the notes in the form of an increase in the accreted value of such notes. The accreted value of the new notes initially will be equal to the accreted value of the original notes at the time of the consummation of this exchange offer. The accreted value of each note will increase from the date of issuance until June 15, 2008, at a rate of 13 1/4% per annum compounded semi-annually, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on June 15, 2008. Thereafter, cash interest on the notes will accrue and be payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2008, at a rate of 13 1/4% per annum.

  •
  Redemption: we can redeem the new notes on or after February 15, 2009, except we may redeem up to 35% of the new notes prior to June 15, 2007 with the proceeds of one or more public equity offerings. We are required to redeem the new notes under some circumstances involving changes of control and asset sales.

  •
  Ranking: the new notes will be the senior unsecured obligations of the issuer and will: rank senior in right of payment to all of the issuer's future subordinated indebtedness; rank equally in right of payment with all of the issuer's future senior unsecured indebtedness; be effectively subordinated in right of payment to the issuer's secured indebtedness to the extent of the value of the assets securing such indebtedness; and be structurally subordinated to all of the existing and future indebtedness and other liabilities and preferred stock of the issuer's subsidiaries. As of December 31, 2003, after giving pro forma effect to the issuance of original notes and application of the proceeds therefrom, we would have had approximately $244.1 million of indebtedness outstanding, including approximately $29.6 million of secured indebtedness under our credit facility.

  •
  Neither an exchange of an original note for a new note nor the filing of a registration statement with respect to the resale of the new notes should be a taxable event to you, and you should not recognize any taxable gain or loss or any interest income as a result of such exchange or such filing.

        See "Risk Factors," beginning on page 13, for a discussion of some factors that should be considered by holders in connection with a decision to tender original notes in the exchange offer.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2004

INFORMATION ABOUT THE TRANSACTION

        THIS PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT US THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS. SUCH INFORMATION IS AVAILABLE WITHOUT CHARGE TO THE HOLDERS OF OUR ORIGINAL NOTES BY CONTACTING US AT OUR ADDRESS WHICH IS 12900 HALL ROAD, SUITE 200, STERLING HEIGHTS, MICHIGAN 48213 OR BY CALLING US AT (586) 997-2900. TO OBTAIN TIMELY DELIVERY OF THIS INFORMATION, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE MAY 28, 2004, WHICH IS AT LEAST 20 BUSINESS DAYS AFTER THE COMMENCEMENT OF THE EXCHANGE OFFER, UNLESS EXTENDED.

i

PROSPECTUS SUMMARY

        The following summary contains basic information about us and this exchange offer. It likely does not contain all the information that is important to you. You should read this entire prospectus carefully, including "Risk Factors" and the financial information included elsewhere. Unless the context otherwise requires, all information in this prospectus which refers to "we," "our," "the Company," or "us" refers to Advanced Accessory Holdings Corporation, or the issuer, and its subsidiaries. Unless the context otherwise requires, all information in this prospectus which refers to "our parent" refers to CHAAS Holdings, LLC, the direct parent of the issuer.

Our Holding Company Structure

        The issuer is a holding company and does not have any material assets or operations other than ownership of the common equity of its subsidiaries. Approximately 84.6% of our parent's issued and outstanding capital stock is owned by Castle Harlan Partners IV, L.P., or CHP IV, and its affiliates and members of our management.

Our Company

        We are one of the world's largest designers and manufacturers of exterior accessories for the automotive original equipment manufacturer, or OEM, market and aftermarket. We design and manufacture a wide array of both rack systems and towing systems and related accessories. We are the largest supplier of towing systems in the world and one of the two largest suppliers of rack systems. Our products are designed and engineered to meet vehicle-specific requirements, while improving vehicle functionality and styling. We sell our products to most of the OEMs producing vehicles in North America and Europe and to many of the major aftermarket distributors, installers and retailers. As a Tier 1 supplier to the OEM market, we are generally awarded contracts to supply our products for a given vehicle platform on a sole source basis. For fiscal 2003, our net sales were $357.9 million.

        We have long-standing relationships with many of our major customers and have served our two largest customers for more than 10 years. Our OEM customers include BMW, DaimlerChrysler, Fiat, Ford, General Motors, Isuzu, Kia, Mitsubishi, Nissan, Opel, SEAT, Skoda, Subaru, Toyota, Volkswagen and Volvo. Our aftermarket customers include Ace Hardware, Balkamp (NAPA Auto Parts), Brezan, Canadian Tire, Coast Distribution System, Feuvert, Norauto, and U-Haul. Sales to OEM customers represented 67% of our net sales for fiscal 2003, while the remainder were from sales to customers serving the automotive aftermarket. For fiscal 2003, 69% of our net sales were derived from our North American operations, while the remainder were from European operations. We are headquartered in Sterling Heights, Michigan and have a total of 29 facilities located in both North America and Europe, of which 24 are manufacturing and engineering facilities.

Competitive Strengths

  •
  Leading global market position;

  •
  Strong customer relationships;

  •
  Design and engineering expertise;

  •
  Comprehensive product line;

  •
  High quality, low cost manufacturing position; and

  •
  Experienced management with a proven track record.

Business Strategy

        Our objective is to strengthen our position as a leading global supplier of automotive exterior accessories, thereby increasing revenue and cash flow. To accomplish our goal, we intend to pursue the following strategies:

  •
  Increase sales to new and existing customers;

  •
  Emphasize new product introductions;

  •
  Increase operating efficiencies; and

  •
  Pursue strategic acquisitions.

        We face certain risks in the implementation of our business strategy. For example, if we fail to increase our sales to new and existing customers and/or lose business from any of our major customers, this could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to generate significant revenues in the future through the offering of new products. Furthermore, the OEM supplier industry is cyclical and, in large part, dependent upon the overall strength of customer demand for various types of motor vehicles and products. A decrease in consumer demand for motor vehicles in general or specific types of vehicles and/or products could adversely impact our ability to implement our strategy. See "Risk Factors—Risks Relating to Our Business" for other potential risks that may impact the successful implementation of our business strategy.

The Acquisition

        On April 15, 2003, substantially all of the equity interests of Advanced Accessory Systems, LLC, or AAS, were acquired by CHP IV, a private equity investment fund organized and managed by Castle Harlan Inc. Our parent was formed in April 2003 by CHP IV as an acquisition vehicle to acquire AAS's equity in connection with the acquisition. Our parent has no independent operations. We refer to CHP IV and its affiliates (other than our parent and its subsidiaries) in this prospectus as the "Castle Harlan Group."

        In connection with the acquisition, on April 15, 2003, Valley Industries, LLC, or Valley, SportRack LLC, or SportRack, and Brink International, B.V., or Brink entered into a $145.0 million senior secured credit facility with various financial institutions as lenders. The credit facility consisted of a revolving credit facility, a term loan A facility and a term loan B facility, each with a separate component denominated in U.S. dollars and in euros (as amended and restated, our "credit facility" or the "credit facilities").

        On May 23, 2003, AAS and AAS Capital Corporation issued and sold $150 million of their senior notes due June 15, 2011, or the 10 3/4% senior notes. We used proceeds from the offering of the 10 3/4% senior notes to refinance a significant portion of the indebtedness incurred in connection with the acquisition and to pay certain fees and expenses related to that offering. As used in this prospectus, except as indicated herein, we refer to the "Transactions" collectively as (i) the consummation of the acquisition and the repayment of certain of our then existing indebtedness in connection therewith, (ii) the borrowings under our credit facilities. (iii) the issuance of the 10 3/4% senior notes and (iv) the issuance of the Original Notes and the application of the proceeds therefrom. As used in this prospectus, we refer to AAS Capital Corporation as "AAS Capital."

Organizational Chart

        The following chart shows our organizational structure. All of the entities that are directly or indirectly owned by our parent are wholly-owned. Our parent was formed in connection with the offering of the Original Notes and has no independent operations. None of the subsidiaries of the issuer will guarantee the New Notes except to the extent provided for in the Section entitled "Description of the New Notes—Limitation on Guarantees by Certain Subsidiaries.

Legend
Equity Sponsor
Acquirer
Issuer
Subsidiaries
Direct and Indirect Equity Holders
CHAAS Holdings, LLC
Advanced Accessory Holdings Corporation
Issuer
CHAAS Acquisitions, LLC
Valley Industries, LLC
Advanced Accessory Systems, LLC
AAS Acquisitions, LLC
SportRack, LLC
Foreign Subsidiaries
Foreign Subsidiaries
ValTek, LLC
AAS Capital Corporation

        Our principal executive offices are located at Sterling Town Center, 12900 Hall Road, Suite 200, Sterling Heights, Michigan 48313. Our telephone number is (586) 997-2900.

THE EXCHANGE OFFER

Expiration Date	5:00 pm, New York City time, on May 28, 2004, which is at least 20 business days after the commencement of the exchange offer, unless we extend the exchange offer.
Exchange and Registration Rights
In an A/B exchange registration rights agreement dated February 4, 2004, the holders of the issuer's 13 1/4% senior discount notes due 2011, series A, which are referred to in this prospectus as the "Original Notes", were granted exchange and registration rights. This exchange offer is intended to satisfy these rights. You have the right to exchange the Original Notes that you hold for the issuer's 13 1/4% senior discount notes due 2011, series B, which are referred to in this prospectus as the "New Notes", with substantially identical terms. Once the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes.
Accretion; Interest
The Original Notes were and the New Notes will be issued at a discount to their aggregate principal amount at maturity. Prior to June 15, 2008, interest will accrue on the Notes in the form of an increase in the accreted value of such Notes. The accreted value of the New Notes initially will be equal to the accreted value of the Original Notes at the time of the consummation of this exchange offer. The accreted value of each note will increase from the date of issuance until June 15, 2008, at a rate of 13 1/4% per annum compounded semi-annually, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on June 15, 2008. Thereafter, cash interest on the Notes will accrue and be payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2008, at a rate of 13 1/4% per annum. We refer to the Original Notes and the New Notes together as the Notes, unless the context otherwise requires.
Conditions to the Exchange Offer
The exchange offer is conditioned upon some customary conditions which we may waive. All conditions to which the exchange offer is subject must be satisfied or waived on or before the expiration of the offer.
Procedures for Tendering Original Notes	Each holder of Original Notes wishing to accept the exchange offer must:
• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or
• arrange for DTC to transmit required information in accordance with DTC's procedures for transfer to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver this documentation together with the Original Notes to the exchange agent. Original Notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

Special Procedures for Beneficial Holders
If you beneficially own Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer, you should contact the registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your Original Notes, either arrange to have your Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your Original Notes and:
• time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer; or
• you cannot complete the procedure for book-entry transfer on time; or
• your Original Notes are not immediately available.
Withdrawal Rights	You may withdraw your tender of Original Notes at any time by or prior to 5:00 pm, New York City time, on the expiration date, unless previously accepted for exchange.
Failure to Exchange Will Affect You Adversely
If you are eligible to participate in the exchange offer and you do not tender your Original Notes, you will not have further exchange or registration rights and you will continue to be restricted from transferring your Original Notes. Accordingly, the liquidity of the Original Notes will be adversely affected.
Federal Tax Considerations
We believe that the exchange of the Original Notes for the New Notes pursuant to the exchange offer will not be a taxable event for United States federal income tax purposes. A holder's holding period for New Notes will include the holding period for Original Notes, and the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged. See "Material U.S. Federal Income Tax Considerations."
Exchange Agent	BNY Trust Midwest Company, trustee under the indenture under which the New Notes will be issued, is serving as exchange agent.
Use of Proceeds	We will not receive any proceeds from the exchange offer.

SUMMARY TERMS OF NEW NOTES

        The summary below describes the principal terms of the New Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of the New Notes" section of this prospectus contains a more detailed description of the terms and conditions of the New Notes.

Issuer	Advanced Accessory Holdings Corporation, which is referred to in this prospectus as the "issuer."
Securities Offered	The form and terms of the New Notes will be the same as the form and terms of the Original Notes except that:
	•	the New Notes will bear a different CUSIP number from the Original Notes;
	•	the New Notes will have been registered under the Securities Act of 1933, or the Securities Act, and, therefore, will not bear legends restricting their transfer; and
	•	you will not be entitled to any exchange or registration rights with respect to the New Notes.

The New Notes will evidence the same debt as the Original Notes. They will be entitled to the benefits of the indenture governing the Original Notes and will be treated under the indenture as a single class with the Original Notes.
Maturity Date	December 15, 2011.
Accretion; Interest
The New Notes will be issued at a discount to their aggregate principal amount at maturity. The accreted value of the New Notes initially will be equal to the accreted value of the Original Notes at the time of the consummation of this exchange offer. Prior to June 15, 2008, interest will accrue on the Notes in the form of an increase in the accreted value of such Notes. The accreted value of each note will increase from the date of issuance until June 15, 2008, at a rate of 13 1/4% per annum compounded semi-annually, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on June 15, 2008. Thereafter, cash interest on the Notes will accrue and be payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2008, at a rate of 13 1/4% per annum.
Ranking	The New Notes will be our senior unsecured obligations. The new Notes will:
	•	rank senior in right of payment to all of the issuer's future subordinated indebtedness;
	•	rank equally in right of payment with all of the issuer's future senior unsecured indebtedness;
	•	be effectively subordinated in right of payment to the issuer's secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• be structurally subordinated to all of the existing and future indebtedness and other liabilities and preferred stock of the issuer's subsidiaries.

As of December 31, 2003, after giving pro forma effect to the issuance of Original Notes and application of the proceeds therefrom, we would have had approximately $244.1 million of indebtedness outstanding, including approximately $29.6 million of secured indebtedness under our credit facility. As of December 31, 2003, the aggregate indebtedness of our subsidiaries equaled approximately $198.8 million and the aggregate amount of trade payables, accrued liabilities and other balance sheet liabilities (other than indebtedness) of our subsidiaries equaled approximately $67.7 million.
Optional Redemption
We cannot redeem the New Notes, in whole or in part, until February 15, 2009 except as provided below in "Optional Redemption After Public Equity Offerings" and "Optional Redemption Upon a Change of Control." Thereafter, we may redeem the New Notes, in whole or in part, at the redemption prices listed in the "Description of the New Notes" section under the heading "Redemption—Optional Redemption," plus accrued interest.
Optional Redemption After Public Equity Offerings
At any time (which may be more than once) prior to June 15, 2007, we can choose to redeem up to 35% of the outstanding New Notes with money that we raise in one or more public equity offerings, as long as:
• we pay 113.25% of the accreted value of the New Notes;
• we redeem the New Notes within 90 days of completing the equity offering; and
• at least 65% of the aggregate principal amount of New Notes issued remains outstanding afterwards.
Optional Redemption Upon a Change of Control
At any time prior to June 15, 2007, we can choose to redeem all, but not less than all, the New Notes upon the occurrence of a change of control (as defined in the indenture) at the redemption price listed in the "Description of the New Notes" section under the heading "Redemption—Optional Redemption Upon a Change of Control," provided that such redemption occurs within 75 days of the occurrence of such change of control.
Mandatory Redemption
On June 15, 2009, if any New Notes are outstanding, we will be required to redeem 35.5% of each then outstanding New Note's aggregate accreted value (the "Mandatory Principal Redemption Amount") ($31.2 million aggregate accreted value of the New Notes, assuming all of the New Notes remain outstanding on such date) at a redemption price of 100% of the accreted value of the portion of the New Notes so redeemed; provided, that we shall simultaneously be required to redeem an additional portion of each New Note to the extent required to prevent such New Note from being treated as an "Applicable High Yield Discount Obligation" within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended. The Mandatory Principal Redemption Amount represents an amount approximately equal to (i) the excess of the aggregate accreted value of all the New Notes outstanding on June 15, 2009 over the aggregate original issue price thereof less (ii) an amount equal to one year's simple uncompounded interest on the aggregate original issue price of such New Notes at a rate per annum equal to the yield to maturity on the New Notes.

Change of Control Offer
If we experience a change of control (as defined in the indenture), we will be required to make an offer to repurchase the notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of repurchase unless all Notes have been previously called for redemption.
Original Issue Discount
The New Notes will be issued at a discount from their principal amount at maturity for U.S. federal income tax purposes. Consequently, original issue discount will be included in the gross income of a U.S. holder of the New Notes for U.S. federal income tax purposes in advance of the receipt of cash payments on the New Notes. For more information, see "Material U.S. Federal Income Tax Considerations."
Certain Indenture Provisions	The indenture governing the New Notes contains covenants that, among other things, limit the issuer's ability, and the ability of its restricted subsidiaries, to:
	•	incur additional debt or guarantee obligations;
	•	grant liens on assets;
	•	make restricted payments (including paying dividends on, redeeming, repurchasing or retiring our capital stock);
	•	make investments or acquisitions;
	•	sell assets;
	•	enter into transactions with affiliates; and
	•	merge or consolidate with another company or transfer substantially all of our assets.
These covenants are subject to a number of important limitations and exceptions as described under "Description of the New Notes."
Exchange Offer; Registration Rights
You have the right to exchange the Original Notes for New Notes with substantially identical terms. This exchange offer is intended to satisfy that right. The New Notes will not provide you with any further exchange or registration rights.

Resales Without Further Registration
We believe that the New Notes issued in the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:
	•	you are acquiring the New Notes issued in the exchange offer in the ordinary course of your business;
•
you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer; and
	•	you are not our "affiliate," as defined under Rule 405 of the Securities Act.

Each of the participating broker-dealers that receives New Notes for its own account in exchange for Original Notes that were acquired by it as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the New Notes. We do not intend to list the New Notes on any securities exchange.

Summary Consolidated Historical and Pro Forma Financial Data

        Our financial statements for the periods subsequent to April 14, 2003 are referred to as the financial statements of the "Company." All financial statements prior to that date are referred to as the financial statements of the "Predecessor."

        The following table sets forth summary consolidated historical financial data of our Predecessor for 2001, 2002, and the period from January 1, 2003 through April 14, 2003, and of the Company for the period from April 15, 2003 through December 31, 2003. The table should be read in conjunction with our financial statements, the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and notes thereto included elsewhere in this prospectus.

        The summary consolidated historical financial data has been derived from the consolidated historical financial statements included elsewhere in this prospectus.

        The summary pro forma condensed consolidated statement of income data presented herein gives pro forma effect to the Transactions as if they occurred at January 1, 2003.

        The issuer was formed in connection with the offering of the Original Notes and has no independent operations. Our financial statements for the periods subsequent to April 14, 2003 reflect CHAAS Acquisitions, LLC, or CHAAS Acquisitions, on a consolidated basis subsequent to the acquisition. All financial statements prior to that date reflect AAS on a consolidated basis prior to the acquisition.

        The pro forma financial data is not necessarily indicative of what our results of operations or financial position would have been had the Transactions taken place on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

				Company
	Predecessor			Post-Acquisition	Pro Forma
			Period from January 1, 2003 through April 14, 2003	Period from April 15, 2003 through December 31, 2003
	Year ended December 31,
					Year ended December 31, 2003
	2001	2002
	(Dollars in thousands)			(Dollars in thousands)
Statement of Operations Data:
Net sales	$314,035	$329,782	$101,854	$256,058	$357,912
Cost of sales	239,583	250,516	76,508	196,927	273,435

Gross profit	74,452	79,266	25,346	59,131	84,477
Selling, administrative and product development expense	44,769	48,103	14,908	36,862	52,641
Stock option compensation	—	—	10,125	—	—
Transaction expenses	—	1,206	3,784	—	—
Amortization of intangible assets	3,312	122	11	5,800	8,178

Operating income (loss)	26,371	29,835	(3,482)	16,469	23,658
Other (income) expense:
Interest expense	17,684	15,907	4,772	14,409	26,950
Loss from extinguishment of debt	—	—	—	7,308	—
Foreign currency (gain) loss (1)	4,948	(8,429)	(3,240)	400	(4,750)
Other expenses	743	520	84	254	338

Income (loss) before income taxes and cumulative effect of accounting change	2,996	21,837	(5,098)	(5,902)	1,120
Provision (benefit) for income taxes	602	4,252	1,600	(394)	2,800

Income (loss) before cumulative effect of accounting change	2,394	17,585	(6,698)	(5,508)	(1,680)
Cumulative effect of accounting change for goodwill impairment	—	(29,207)	—	—	—

Net income (loss)	$2,394	$(11,622)	$(6,698)	$(5,508)	$(1,680)

				As of December 31, 2003	As adjusted for the offering of Original Notes
Selected Balance Sheet Data:
Cash and cash equivalents				$16,686	$16,959
Total assets				367,591	370,364
Total debt, including current maturities				198,814	244,087
Members' equity				101,082	58,582
Other Financial Data:
Depreciation	$10,569	$11,299	$3,520	$8,502	$12,022
Capital expenditures	7,580	15,354	2,512	10,512	13,024
Cash flow from operations (2)	27,651	21,004	2,898	10,765	7,718
Cash flow from investing activities (2)	(7,580)	(15,354)	(2,512)	(113,510)	(2,354)
Cash flow from financing activities (2)	(20,389)	(5,526)	4,086	118,674	21,982
EBITDA (3)	35,304	50,321	3,369	23,014	48,630
Pro forma cash interest expense (4)					25,598
Ratio of pro forma EBITDA to pro forma cash interest expense					1.71x

(1)
For the years 2001, 2002 and the period ended April 14, 2003, foreign currency gains or losses were primarily related to Brink, which had indebtedness denominated in U.S. dollars, including intercompany debt. During 2002 and continuing in 2003, the U.S. dollar weakened significantly in relation to the European euro, the functional currency of Brink. In connection with the acquisition, we refinanced our debt and repaid all of the U.S. dollar denominated debt for Brink, except for intercompany indebtedness, which was significantly reduced. For the period April 15, 2003 through December 31, 2003, we considered the Brink indebtedness to be permanently invested and changes in the intercompany balances caused by foreign currency fluctuations were recorded in the currency translation adjustment account and included in other comprehensive income or loss. As a result of the issuance of the Original Notes, we expect that Brink will periodically repay portions of the intercompany indebteness and such indebtedness is no longer considered permanently invested. The pro forma foreign currency gain includes the change in the Brink intercompany indebtedness caused by foreign currency fluctuations during the period April 15, 2003 through December 31, 2003.

(2)
Pro forma cash flow reflects the cash flows for the twelve month period ended December 31, 2003 adjusted for the change in cash received via the Transactions and the change in interest expense, transaction expenses, and management fees, net of tax, also related to the Transactions.

(3)
EBITDA is defined as net income plus income taxes, interest expense, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts additional information to evaluate our ability to meet our debt service obligations. Moreover, our senior credit agreement requires us to use EBITDA in calculating our leverage and fixed charge coverage ratios. EBITDA is not a recognized term under generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP. Because EBITDA, as determined by us, excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our cash flow provided by operating activities.

				Company
	Predecessor			Post-Acquisition	Pro Forma
				Period from April 15, 2003 through December 31, 2003
	Year ended December 31,		Period from January 1, 2003 through April 14, 2003
					Year ended December 31, 2003
	2001	2002
	(Dollars in thousands)			(Dollars in thousands)
EBITDA	$35,304	$50,321	$3,369	$23,014	$48,630
Add (subtract):
Benefit (provision) for income taxes	(602)	(4,252)	(1,600)	394	(2,800)
Interest expense, net	(17,006)	(15,000)	(4,455)	(12,707)	(25,598)
Loss resulting from debt extinguishment	—	—	—	7,308	—
Stock option compensation	—	—	10,125	—	—
Other adjustments	(2)	(65)	(249)	643	1,575
Foreign currency (gains) losses	4,965	(8,190)	(3,061)	117	(4,854)
Deferred income tax provision	(161)	1,298	(87)	(462)	(549)
Changes in working capital and other assets and liabilities	5,153	(3,108)	(1,144)	(7,542)	(8,686)

Net cash provided by operating activities	$27,651	$21,004	$2,898	$10,765	$7,718

(4)
Does not include amortization of debt issuance costs.

RISK FACTORS

        In addition to the other information set forth in this prospectus, you should carefully consider the following factors before tendering the Original Notes in exchange for the New Notes. The following risks could materially harm our business, financial condition or future results. If that occurs, the value of the New Notes could decline, and you could lose all or part of your investment.

Risks Relating to Our Indebtedness

  Our substantial debt could adversely affect our financial health and prevent the issuer from making payments on the notes.

        We have a substantial amount of debt. As of December 31, 2003, after giving effect to the Transactions and the application of the proceeds therefrom, we would have had approximately $244.1 million of debt, excluding interest accrued thereon, and $34.5 million of additional borrowing availability under our credit facilities (excluding any purchase, repayment or prepayment of indebtedness), subject to compliance with our financial and other covenants and the terms set forth therein.

        Our substantial debt could have important consequences to you. For example, it could:

  •
  make it more difficult for the issuer to satisfy its obligations with respect to the New Notes;

  •
  make us vulnerable to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing for future working capital, capital expenditures, product development efforts, strategic acquisitions and other general corporate requirements;

  •
  expose us to interest rate fluctuations because the interest on the debt under our credit facilities is at variable rates;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

  •
  place us at a competitive disadvantage compared to our competitors that may have proportionately less debt.

  Our debt service will require a significant amount of cash.

        To service our debt, we require a significant amount of cash. Our ability to generate cash, make scheduled payments or to refinance our obligations depends on our successful financial and operating performance. We cannot assure you that our operating performance, cash flow and capital resources will be sufficient for payment of our debt in the future, a substantial portion of which will mature prior to the New Notes. Our financial and operating performance, cash flow and capital resources performance depend upon prevailing economic conditions, and certain financial, business and other factors, many of which are beyond our control. These factors include, among others:

  •
  economic and competitive conditions affecting the market for our products and the automotive accessories and automotive markets generally;

  •
  operating difficulties, increased operating costs or pricing pressures we may experience;

  •
  increased raw material costs; and

  •
  delays in implementing any strategic projects.

        If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capacity expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations or restructure our debt to meet our debt service and other obligations, we cannot assure you as to the terms of any such transaction or how soon any such transaction could be completed, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

  We may incur additional debt.

        We may incur substantial additional indebtedness in the future. The terms of the indenture permit us to incur a substantial amount of additional debt and our credit facilities permit additional borrowings under certain circumstances. As of December 31, 2003, we had approximately $34.5 million of additional borrowing availability under our credit facilities, subject to compliance with our financial and other covenants and the terms set forth therein. Our incurrence of additional indebtedness would increase the risks described above.

        The indenture governing the New Notes, our credit facilities, our subordinated promissory notes and the indenture governing our 10 3/4% senior notes contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these agreements will limit our ability to, among other things:

  •
  incur additional debt or guarantee obligations;

  •
  grant liens on assets;

  •
  make restricted payments (including paying dividends on, redeeming, repurchasing or retiring our equity);

  •
  make investments or acquisitions;

  •
  sell assets;

  •
  engage in transactions with affiliates; and

  •
  merge, consolidate or transfer substantially all of our assets.

        In addition, our credit facilities also require us to maintain certain financial ratios and limits our ability to make capital expenditures.

        If we fail to comply with the restrictions of the indenture governing the New Notes, the indenture governing the 10 3/4% senior notes, our credit facilities, our subordinated promissory notes or any other subsequent financing agreements, a default may allow the creditors, if the agreements so provide, to accelerate the related debt under certain circumstances as well as any other debt to which a cross-acceleration or cross-default provision applies. In addition, the lenders may be able to terminate any commitments they had made to supply us with further funds.

Risks Relating to the New Notes

  The New Notes are unsecured and effectively subordinated to our secured indebtedness.

        The New Notes will not be secured. Our credit facilities are secured by substantially all of our domestic assets and certain foreign assets. If we become insolvent or are liquidated, or if payment under the credit facilities or any of our other existing or future secured debt obligations is accelerated, our lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the New Notes. As a result, the New Notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing that indebtedness and the holders of the New Notes may recover ratably less than the lenders of our secured debt in the event of our bankruptcy or liquidation. As of December 31, 2003, we had $37.9 million of senior secured indebtedness outstanding, and approximately $34.5 million of additional borrowing availability under our credit facilities, subject to compliance with our financial and other covenants and the terms set forth therein. In addition, subject to the terms of the indenture governing the New Notes and the indenture governing the 10 3/4% senior notes, we will be permitted to incur substantial additional indebtedness, including secured debt, in the future. Accordingly, there can be no assurance that there will be sufficient assets remaining after satisfying our obligations under our senior secured debt for the issuer to pay amounts due on the New Notes.

  The issuer is the sole obligor under the New Notes and its subsidiaries do not guarantee its obligations under the New Notes and do not have any obligation with respect to the New Notes.

        The issuer has no operations of its own and derives all of its revenues and cash flow from its subsidiaries. The issuer's subsidiaries are separate and distinct legal entities and, except under certain limited circumstances provided for herein under the section entitled "Description of the New Notes—Limitation on Guarantees by Certain Subsidiaries", have no obligation, contingent or otherwise, to pay amounts due under the New Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments.

        The New Notes are structurally subordinated to all debt and other liabilities, including trade payables, of the issuer's subsidiaries. You are only entitled to participate with all other holders of the issuer's indebtedness and liabilities in the assets of the issuer's subsidiaries remaining after the issuer's subsidiaries have paid all of their debt and other liabilities. The issuer's subsidiaries may not have sufficient funds or assets to permit payments to the issuer in amounts sufficient to permit the issuer to pay all or any portion of its indebtedness and other obligations, including its obligations on the New Notes. As of December 31, 2003, the aggregate debt of our subsidiaries (excluding the purchase of approximately 4.7 million face value of the subordinated promissory notes) equaled approximately $198.8 million and the aggregate amount of trade payables, accrued liabilities and other balance sheet liabilities (other than debt) of our subsidiaries equaled approximately $67.7 million.

  The issuer may not have access to cash flow and other assets of its subsidiaries that may be needed to make payments on the New Notes.

        The issuer's operations are conducted through its subsidiaries and its ability to make payments on the New Notes is dependent on the earnings and the distribution of funds from its subsidiaries. However, none of its subsidiaries is obligated to make funds available to the issuer for payments on the New Notes. In addition, the terms of the indenture governing the 10 3/4% senior notes and of the issuer's subsidiaries' credit facility significantly restrict its subsidiaries from paying dividends and otherwise transferring assets to the issuer. Furthermore, the issuer's subsidiaries will be permitted under the terms of their credit facility and other indebtedness (as well as under the indenture relating to the notes) to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to the issuer.

        The issuer cannot assure you that the agreements governing the current and future indebtedness of its subsidiaries will permit its subsidiaries to provide it with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the New Notes when due. See "Description of Material Indebtedness."

  The issuer's subsidiaries may not be able to generate sufficient cash to service all of the issuer's and its subsidiaries' indebtedness, including the New Notes, and may be forced to take other actions to satisfy its and its subsidiaries' obligations under such indebtedness, which may not be successful.

        The issuer's subsidiaries' ability to make scheduled payments on or to refinance their and the issuer's debt obligations depends on its subsidiaries' financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors beyond our control. The issuer cannot assure you that its subsidiaries will maintain a level of cash flows from operating activities sufficient to permit them and the issuer to pay or refinance their and the issuer's indebtedness, including the New Notes. If the issuer's subsidiaries' cash flows and capital resources are insufficient to fund the issuer's and the subsidiaries debt service obligations, the issuer and its subsidiaries may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness, including the New Notes. These alternative measures may not be successful and may not permit the issuer and its subsidiaries to meet their scheduled debt service obligations. In the absence of such operating results and resources, the issuer and its subsidiaries could face substantial liquidity problems and might be required to dispose of material assets or operations to meet the issuer's and the subsidiaries debt service and other obligations. We may not be able to consummate those dispositions or to obtain the proceeds which could be realized from them and these proceeds may not be adequate to meet any debt service obligations then due.

  Our controlling equity holders may take actions that conflict with your interests.

        Substantially in excess of a majority of the voting power of our equity is held by affiliates of Castle Harlan. Accordingly, they control the power to elect our directors and managers, to appoint new management and to approve all actions requiring the approval of the holders of our equity, including adopting amendments to our constituent documents and approving mergers, acquisitions or sales of all or substantially all of our assets. The directors and managers have the authority, subject to the terms of our debt, to issue additional indebtedness or equity, implement equity repurchase programs, declare dividends and make other such decisions about our equity.

        In addition, the interests of our controlling equity holders could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling equity holders might conflict with your interests as a note holder. Our controlling equity holders also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you, as holders of the Notes.

  The issuer may be unable to purchase your New Notes upon a change of control.

        Upon the occurrence of specified "change of control" events, the issuer will be required to offer to purchase each holder's New Notes at a price of 101% of their accreted value plus accrued and unpaid interest, if any, unless all the New Notes have been previously called for redemption. The issuer may not have sufficient financial resources to purchase all of the New Notes that holders tender to the issuer upon a change of control offer. The occurrence of a change of control also could constitute an event of default and could trigger a repayment under the 10 3/4% senior notes, under our credit facilities, the subordinated promissory notes and/or any of our future credit agreements. Our bank lenders may also have the right to prohibit any such purchase or redemption, in which event the issuer would be in default on the New Notes. See "Description of the New Notes—Change of Control."

  Federal and state statutes allow courts, under specific circumstances, to void the New Notes and require holders to return payments received from us.

        Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the New Notes could be voided, or claims in respect of the New Notes could be subordinated to all of our other debts if, among other things, we, at the time we incurred the indebtedness evidenced by the New Notes:

  •
  were insolvent or rendered insolvent by reason of such indebtedness; or

  •
  were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

        In addition, any payment by us pursuant to the New Notes could be voided and required to be returned to us, or to a fund for the benefit of our creditors.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

  •
  the sum of our debts, including contingent liabilities, were greater than the fair saleable value of all of our assets, or

  •
  if the present fair saleable value of our assets were less than the amount that would be required to pay our probable liability on existing debts, including contingent liabilities, as they become absolute and mature, or

  •
  we could not pay our debts as they become due.

        On the basis of historical information, recent operating history and other factors, we believe that we, after giving effect to the indebtedness incurred in the offering of the New Notes and the application of the proceeds therefrom, will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

  An active trading market may not develop for the notes.

        The New Notes will be a new class of securities for which there currently is no established market, and we cannot be sure if an active or liquid trading market will develop for these New Notes. The issuer does not intend to apply for listing of the New Notes on any securities exchange or on any automated dealer quotation system. The initial purchaser of the Original Notes is not obligated to make a market in the New Notes and any market making may be discontinued at any time without notice. If a market for the New Notes were to develop, the New Notes could trade at prices that may be higher or lower than reflected by their initial offering price, depending on many factors, including among other things:

  •
  changes in the overall market for high yield debt securities;

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  changes in our financial performance or prospects;

  •
  the prospects for companies in our industry generally;

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  the number of holders of the New Notes;

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  the interest of securities dealers in making a market for the New Notes; and

  •
  prevailing interest rates.

        In addition, the market for non-investment grade debt has been historically subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market for the New Notes, if any, may be subject to similar disruptions. Any such disruption could adversely affect the value of your Notes.

  The Original Notes were issued with original issue discount for U.S. federal income tax purposes.

        The Original Notes were issued with original issue discount, or OID, for U.S. federal income tax purposes. The New Notes should be treated as a continuation of the Original Notes for U.S. federal income tax purposes. Consequently, holders of the Original Notes and the New Notes will be required to include amounts in respect of OID in gross income for U.S. federal income tax purposes in advance of the receipt of the cash payments to which the income is attributable. See "Material U.S. Federal

Income Tax Considerations" for a more detailed discussion of the federal income tax consequences to the holders of Notes of the purchase, ownership or disposition thereof.

  If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.

        Following the exchange offer, Original Notes that you do not tender or we do not accept will continue to be restricted securities. You may not offer or sell untendered Original Notes except pursuant to an exemption from, or in a transaction not subject to the Securities Act and applicable state securities laws. We will issue New Notes in exchange for the Original Notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions described elsewhere in this prospectus. These procedures and conditions include timely receipt by the exchange agent of the Original Notes and of a properly completed and duly executed letter of transmittal. Because we anticipate that most holders of Original Notes will elect to exchange their Original Notes, we expect that the liquidity of the market for any Original Notes remaining after the completion of the exchange offer may be substantially limited.

Risks Relating to Our Business

  Demand for automotive accessories is dependent on the North American and the European automotive industries and economies.

        Our financial performance depends on conditions in the global automotive industry, and, generally, on the North American and European economies. Demand in the automotive industry fluctuates significantly in response to overall economic conditions and is particularly sensitive to changes in interest rate levels, consumer confidence and fuel costs. Any sustained weakness in demand or continued downturn in the economy generally would have a material adverse effect on our business, results of operations and financial condition.

        Our sales are also impacted by retail inventory levels and our OEM customers' production schedules. We cannot predict when the OEMs will decide to either build or reduce inventory levels or whether new inventory levels will approximate historical levels. In addition, our profitability is also impacted by product mix and product development cost. These factors may result in significant quarter-to-quarter and year over year variability in our performance. Uncertainty regarding inventory levels has been exacerbated by favorable consumer financing programs initiated by our OEM customers which may accelerate sales that otherwise would occur in future periods. In addition, we have historically experienced sales declines during the OEMs' scheduled shut-downs or shut-downs resulting from unforeseen events. Continued uncertainty and other unexpected fluctuations may have a material adverse effect on business, results of operations and financial condition.

        The OEM supplier industry is also cyclical and, in large part, dependent upon the overall strength of consumer demand for various types of motor vehicles. A decrease in consumer demand for motor vehicles in general or specific types of vehicles could have a material adverse effect on our business, results of operations and financial condition.

  Our customer base is concentrated and the loss of business from a major customer or the discontinuation of particular vehicle models could reduce our sales and harm our profitability.

        DaimlerChrysler and General Motors, our two largest customers, accounted for 18% and 23%, respectively, of our aggregate net sales for fiscal 2003. In addition, for fiscal 2003, our ten largest customers including DaimlerChrysler and General Motors, accounted for 64% of our aggregate net sales. The loss of either or both of DaimlerChrysler and General Motors as a customer or the loss of significant business from either of these customers would have a material adverse effect on our business, results of operations and financial condition. In addition, the loss of significant business from other OEM customers could have a material adverse effect on our business, results of operations and financial condition. Most of our OEM sales are made pursuant to purchase orders. These purchase orders generally provide for supplying the customer's requirements for a particular model or model year rather than for the purchase of a minimum or a specific quantity of products and are terminable at will by the customers. In addition, we have contracts with certain large OEM customers which require us to make annual price reductions. Future price accommodations to these customers or any of our other large customers could have a material adverse effect on our business, results of operations and financial condition.

  Our industry is highly competitive.

        Although we are one of the world's largest suppliers of rack and towing systems and accessories, we have a large number of competitors, some of which are larger than us and have substantially greater resources than we do. See "Business—Competition." Our business may be adversely affected by increased competition, including pricing competition, in the markets in which we currently operate.

  We are subject to certain risks associated with our foreign operations.

        We manufacture and/or sell our products in Europe, Canada and Mexico, in addition to the United States. For fiscal 2003, 35% of our net sales were derived from operations conducted outside the United States, mostly from Europe. These sales are principally in euros. Foreign operations are subject to certain risks that can materially affect our sales, profits, cash flows and financial position. These risks include, but are not limited to:

  •
  currency exchange rate fluctuations;

  •
  tax rates in certain foreign countries potentially exceeding those in the United States and foreign earnings potentially being subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

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  general economic and political conditions in countries where we operate and/or sell our products, including inflation;

  •
  the difficulties associated with managing a large organization spread throughout various countries; and

  •
  required compliance with a variety of foreign laws and regulations.

        In particular, currency exchange rate fluctuations have in the past impacted our revenues, gross margins and debt servicing requirements. As of December 31, 2003, we had approximately $20.0 million of debt denominated in currencies other than the U.S. dollar. In February 2004, the U.S. dollar reached an all time low against the euro. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

  Some of our employees are unionized.

        As is common in many European jurisdictions, substantially all of our approximately 850 employees in Europe are covered by country-wide collective bargaining agreements. Approximately 200 of our employees in the United States at the Port Huron, Michigan facility are represented by the Teamsters Union. Collective bargaining agreements with the Teamsters Union affecting these employees expire in April 2007. While we believe that our relations with our employees are satisfactory, a significant dispute with our employees could have a material adverse effect on our business, results of operations and financial condition.

  Labor disputes at our customers and other suppliers of our customers could adversely affect us.

        Many of our OEM and other Tier 1 supplier customers, and other suppliers to our customers, are unionized, and work stoppages, slowdowns or other labor disputes experienced by, and the labor relations policies of, OEMs and other Tier 1 suppliers could adversely affect demand for our products in the short-term, which could adversely affect our business, results of operations and financial condition.

  We may incur material product liability and product recall costs.

        We face an inherent business risk of exposure to product liability claims in the event that the failure of our products to perform to specifications results, or is alleged to result, in property damage, bodily injury and/or death. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend these claims. To date, we have not experienced any material losses relating to product liability claims.

        In addition, if any products we design are or are alleged to be defective, we may be required to participate in government-imposed or OEM-instituted recalls involving our products, which would result in additional costs to us, which could be material. We also may incur costs relating to product recalls arising out of car design issues, rather than issues relating to the design of our products or their quality or performance. Our subsidiary Brink and three of our OEM customers are in the process of voluntarily recalling approximately 41,000 towing assemblies produced between 1999 to 2001. The acquisition agreement provided that we may settle all matters relating to this recall for up to an aggregate of $4.0 million without the consent of the sellers. Any settlement that exceeds $4.0 million requires the consent of the sellers, although the sellers continue to maintain responsibility for all losses, whether or not they agree to any such settlement. In January 2004, with the sellers' consent, we reached an agreement with the OEM customers to resolve the recall obligation. On January 30, 2004, we paid the OEM customers $4.1 million and were reimbursed by the sellers for a like amount from an escrow account established in conjunction with the acquisition. Under the terms of the settlement we are required to reimburse the OEM customers for additional costs through either cash payments or shipment of replacement parts. These costs are expected to be reimbursed to us by the sellers at a future date. In addition to the foregoing, there have been two additional recalls of our products since our formation in 1995, neither of which had a material adverse effect on our business, results of operations or financial condition.

  If we are unable to obtain our raw materials at favorable prices, it could adversely impact our financial condition.

        Numerous raw materials are used in the manufacture of our products. Steel, which is purchased in sheets, rolls, bars or tubes, aluminum and plastic resin accounted for the most significant components of our raw material costs in 2003. The domestic steel industry has experienced substantial financial instability due to numerous factors, including higher energy costs, the weakening of the U.S. dollar and the effect of foreign competition. In certain circumstances availability has become uncertain. While we have various suppliers globally and have not had significant difficulties in procuring raw materials, prices of these materials continually fluctuate. In addition, we may be unable to pass on the increased costs of raw materials to our customers. Our inability to procure steel in sufficient quantities if at all or at acceptable prices and/or our inability to pass on increased raw material costs to our customers could adversely affect our business, results of operations and financial condition.

  We may make acquisitions, which present additional risks.

        Part of our growth strategy includes pursuing acquisitions. We cannot assure you that we will be able to consummate acquisitions in the future on terms acceptable to us, if at all. In addition, we cannot assure you that the integration of any future acquisitions will be successful or that the anticipated strategic benefits of any future acquisitions will be realized. Acquisitions may involve a number of special risks, including, but not limited to:

  •
  adverse short-term effects on our reported operating results;

  •
  diversion of management's attention;

  •
  difficulties assimilating and integrating the operations of the acquired company with our own; and

  •
  unanticipated liabilities or contingencies relating to the acquired company.

  We depend on the service of key individuals, the loss of which could materially harm our business.

        Our success will depend, in part, on the efforts of our executive officers and other key employees. Although we do not anticipate that we will have to replace any of our key employees in the near future, the loss of the services of any of our key employees could have a material adverse effect on us until a suitable replacement can be found.

  Environmental laws and regulations may impose risks and costs on us.

        Our operations, both in the United States and throughout Europe, are subject to certain federal, state, local and foreign laws, ordinances and regulations governing the protection of the environment, including, but not limited to, those regulating discharges into the air and water, the use, handling and contracting for the disposal of hazardous or toxic substances, the management of wastes, the cleanup of contamination and the control of noise and odors. We could be subject to potentially significant fines or penalties if we fail to comply with these environmental regulatory requirements. Under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such substances on or under the property and for related damages to natural resources. We may be subject to liability, including liability for cleanup costs, resulting from historical or ongoing operations if contamination is discovered at one of our facilities or at a landfill or other location where we have disposed of, or arranged for the disposal of, wastes. We believe that we are in substantial compliance with all environmental laws, although we cannot assure you of this. We have made and will continue to make expenditures to comply with current and future environmental requirements. Increasingly stringent environmental requirements or more aggressive enforcement actions or discovery of unknown conditions may cause our expenditures for environmental compliance to increase and we may incur material costs associated with environmental compliance in the future. See "Business—Environmental Regulation."

MARKET SHARE, RANKING AND OTHER DATA

        In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Although we believe the information is reliable, we cannot guarantee the accuracy or completeness of the information and have not independently verified it. Unless otherwise noted, market share, ranking and other data are based on internal management estimates for 2003 and are approximations.

FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements." The safe harbor provisions of Section 27A of the Securities Act do not apply to "forward-looking statements" made in connection with "tender offers." Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "intend," "project," "will be," "will likely continue," "will likely result," or words or phrases of similar meaning including, among other things, statements concerning:

  •
  demand for our products;

  •
  industry trends, including demand for types of vehicles using our products;

  •
  new product and customer initiatives;

  •
  manufacturing and related cost-saving initiatives;

  •
  our liquidity or capital resources; and

  •
  our acquisition strategy.

        Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, including exchange rate fluctuations, competitive, governmental and technological factors outside of our control, that may cause our business, strategy or actual results to differ materially from the forward-looking statements. These risks and uncertainties may include those discussed under the heading "Risk Factors." We operate in a changing environment in which new risks can emerge from time to time. It is not possible for management to predict all of these risks, nor can it assess the extent to which any factor, or a combination of factors, may cause our business, strategy or actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

TRADEMARKS AND TRADE NAMES

        We own or have the rights to various trademarks and trade names used in this prospectus including Barrecrafters®, Brink®, Dycrest Automotive®, Nomadic Sport® and Valley®. This prospectus also includes trade names and trademarks of other companies. Our use or display of other parties' trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the Original Notes. We will not receive any proceeds from the exchange offer. In consideration for issuing the New Notes, we will receive Original Notes with like original principal amount. The form and terms of the Original Notes are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Original Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the New Notes will not result in any increase in our outstanding debt.

        The net proceeds of the issuance of the Original Notes were approximately $47.8 million, after deducting estimated fees and expenses of the Original Notes offering. We used the proceeds from the sale of the Original Notes to purchase approximately $4.7 million face value of the subordinated promissory notes issued to members of our Predecessor in connection with the acquisition. The amount and terms of additional debt repayments are being negotiated. Proceeds of $42.5 million were used to redeem a portion of the equity interests of our parent.

CAPITALIZATION

        The following table sets forth our cash and capitalization on a consolidated basis as of December 31, 2003, on an actual and adjusted basis. Adjusted capitalization gives effect to the Original Notes offering and the use of proceeds as if they had occurred on December 31, 2003.

        You should read this table together with our historical financial statements and the related notes thereto included elsewhere in this prospectus. For additional information regarding our outstanding indebtedness and our credit facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Material Indebtedness."

	As of December 31, 2003
	Actual	Adjusted
	(Dollars in thousands)
Cash	$16,686	$16,959

Debt:
Revolving credit facility	17,673	17,673
Term loan A	11,967	11,967
Capital lease obligations	8,300	8,300
10 3/4% senior notes	150,000	150,000
Subordinated promissory notes (a)	10,874	6,213
Original Notes	—	50,273
Less—additional debt to be repaid from notes proceeds (a)	—	(339)

Total debt	198,814	244,087
Total stockholders' equity	101,082	58,582

Total capitalization	$299,896	$302,669

        The dollar amount in the foregoing table with respect to our €10.0 million term loan A and substantially all of our capital lease obligations are based on a U.S. dollar to euro conversion rate of 1.26 U.S. dollars to 1.0 euro.

(a)
In conjunction with the Original Notes offering, we committed to purchase, repay or prepay, on such terms as may be negotiated, not less than $5 million in aggregate principal amount of our indebtedness. We have used proceeds from the sale of the Original Notes to purchase approximately $4.7 million face value of the subordinated promissory notes and are negotiating terms for additional debt repayments.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements have been derived from the audited historical financial statements of CHAAS Acquisitions and AAS included elsewhere in this prospectus, adjusted to give pro forma effect to the Transactions.

        The unaudited pro forma condensed consolidated statement of operations information presented herein gives pro forma effect to the Transactions as if they occurred on January 1, 2003.

        The unaudited pro forma financial data is not necessarily indicative of our operations or financial position had the Transactions taken place on the date indicated and are not intended to project our results of operations or financial position for any future period or date.

        The pro forma adjustments are based on estimates, available information and certain assumptions that we believe are reasonable. The pro forma adjustments and certain assumptions are described in the accompanying notes. Other information included under this heading has been presented to provide additional analysis.

        The unaudited pro forma condensed consolidated financial statements set forth below should be read in conjunction with our financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the Year Ended December 31, 2003
(Dollars in thousands)

	Predecessor	Company
	Period from January 1, 2003 through April 14, 2003	Period from April 15, 2003 through December 31, 2003	Pro Forma Adjustments		Pro Forma
Net sales	$101,854	$256,058	$—		$357,912
Cost of sales	76,508	196,927	—		273,435

Gross profit	25,346	59,131	—		84,477
Selling, administrative and product development expense	14,908	36,862	871	(1)	52,641
Stock option compensation	10,125	—	(10,125	)(2)	—
Transaction expenses	3,784	—	(3,784	)(1)	—
Amortization of intangible assets	11	5,800	2,367	(3)	8,178

Operating (income) loss	(3,482)	16,469	10,671		23,658
Other (income) expense:
Interest expense	4,772	14,409	7,769	(4)	26,950
Loss from extinguishment of debt	—	7,308	(7,308	)(5)	—
Foreign currency (gain) loss	(3,240)	400	(1,910	)(6)	(4,750)
Other expenses	84	254	—		338

Income (loss) before income taxes	(5,098)	(5,902)	12,120		1,120
Provision (benefit) for income taxes	1,600	(394)	1,594	(7)	2,800

Net income (loss)	$(6,698)	$(5,508)	$10,526		$(1,680)

NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

        The unaudited pro forma condensed consolidated statement of operations includes adjustments necessary to reflect the estimated effect of the Transactions as if they had occurred at January 1, 2003.

(1)
Represents pro forma adjustments to include the Castle Harlan management fee for the period January 1, 2003 through April 14, 2003 and eliminate expenses incurred in connection with the acquisition. See "Certain Relationships and Related Transactions—Management Agreement" for more information concerning the management fee.

(2)
Represents pro forma adjustment to reduce the stock option compensation expense incurred in connection with the Transactions, which are non-recurring in nature.

(3)
The acquisition has been accounted for using the purchase method of accounting. Accordingly, the purchase price of the acquisition has been allocated to identifiable assets acquired and liabilities assumed based upon the estimated fair values at the acquisition date. We engaged an independent appraiser to assist in the determination of fair value at the acquisition date and such independent appraiser completed its work during the fourth quarter of 2003. The financial statements of the Company for the period ended December 31, 2003 reflect the allocation of the purchase price to property and equipment, goodwill and other identifiable intangible assets and include the related depreciation and amortization. See "Note 3—Notes to Consolidated Financial Statements." The pro forma adjustment reflects the amortization of other identifiable intangible assets for the period ended April 14, 2003. A pro forma adjustment for depreciation expense has not been included as the pro forma depreciation expense approximates the actual depreciation expense recorded for the period ended April 14, 2003.

(4)
Reflects the net increase in interest expense to reflect the impact of (i) the elimination of interest expense reflected in the historical financial statements, which is replaced by (ii) interest expense resulting from the pro forma capital structure, including the New Notes, and (iii) the amortization of financing costs over the terms of the corresponding debt. A summary follows:

Year ended December 31, 2003
Interest on revolving credit facility (a)	$1,011
Interest on 10 3/4% senior notes	16,125
Interest on New Notes (b)	6,661
Interest on subordinated promissory notes (c)	745
Interest on euros loan term note A (a)	703
Interest on capital lease obligations	353

Pro forma interest expense	25,598
Amortization of debt issuance costs (a)	1,352

Total interest expense under pro forma capital structure	26,950
Less historical interest expense	(19,181)

Net increase	$7,769

  (a)
  The interest on the revolving credit facility and the term loan A facility is variable based on the London Interbank Offered Rate, or LIBOR, plus 3.75%. The interest rate at December 31, 2003 was 5.87%. A 0.125% increase or decrease in the assumed weighted average interest rate for the term loan facilities would change pro forma interest by $19,000.

    Debt issuance costs are amortized over the term of the corresponding agreements ranging from 5 to 8 years.

  (b)
  Based on a fixed rate of 13 1/4%.

  (c)
  The fixed rate of interest on the subordinated promissory notes is 12% per annum until maturity. Pro forma interest is based on the amount outstanding after the purchase of approximately $4.7 million face value with proceeds from the Original Notes. See "Use of Proceeds."

(5)
Represents pro forma adjustment to reduce the loss resulting from debt extinguishment, which was incurred in connection with the Transactions and is non-recurring in nature.

(6)
For the period ended April 14, 2003, foreign currency gains or losses were primarily related to Brink, which had indebtedness denominated in U.S. dollars, including intercompany debt. During 2002 and continuing in 2003, the U.S. dollar weakened significantly in relation to the European euro, the functional currency of Brink. In connection with the acquisition, we refinanced our debt and repaid all of the U.S. dollar denominated debt for Brink, except for intercompany indebtedness, which was significantly reduced. For the period April 15, 2003 through December 31, 2003, we considered the Brink indebtedness to be permanently invested and changes in the intercompany balances caused by foreign currency fluctuations were recorded in the currency translation adjustment account and included in other comprehensive income or loss. As a result of the issuance of the Original Notes, we expect that Brink will periodically repay portions of the intercompany indebtedness and such indebtedness is no longer considered permanently invested. The pro forma foreign currency adjustment includes the change in the Brink intercompany indebtedness caused by foreign currency fluctuations during the period April 15, 2003 through December 31, 2003.

(7)
Reflects the recognition of the current and deferred income tax positions on entities that were previously pass-through entities and the tax effect of the other pro forma adjustments at an assumed effective income tax rate of 35%.

SELECTED CONSOLIATED HISTORICAL FINANCIAL DATA

        Our financial statements for the periods subsequent to April 14, 2003 are referred to as the financial statements of the "Company." All financial statements prior to that date are referred to as the financial statements of the "Predecessor."

        The following table sets forth selected consolidated historical financial data of our Predecessor for 1999, 2000, 2001, 2002 and the period from January 1, 2003 through April 14, 2003 and of the Company for the period from April 15, 2003 through December 31, 2003. The selected consolidated historical financial data for our Predecessor at December 31, 2002 and 2001, and the results of operations and cash flows for each of the two years in the period ended December 31, 2002 have been derived from the consolidated historical financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP, or PwC, independent accountants. The information for our Predecessor at December 31, 1999 and 2000 and the results of operations and cash flows for each of the two years in the period ended December 31, 2000 have been derived from the audited consolidated historical financial statements not included herein. The selected consolidated historical financial data of our Predecessor for the period from January 1, 2003 through April 14, 2003, and of the Company for the period from April 15, 2003 through December 31, 2003, have been derived from the consolidated financial statements, included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. The data set forth below should be read in conjunction with our financial statements, the notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Unaudited Pro Forma Financial Statements" and notes thereto included elsewhere in this prospectus.

        The issuer was formed in connection with the Original Notes offering and has no independent operations. Our financial statements for the periods subsequent to April 14, 2003 reflect CHAAS Acquisitions on a consolidated basis subsequent to the acquisition. All financial statements prior to that date reflect AAS on a consolidated basis prior to the acquisition.

	Predecessor					Company
	Year ended December 31,				Period from January 1, 2003 through April 14, 2003	Period from April 15, 2003 through December 31, 2003
	1999	2000 (1)	2001	2002
	(Dollars in thousands)					(Dollars in thousands)

Statement of Operations Data:
Net sales	$314,142	$318,817	$314,035	$329,782	$101,854	$256,058
Cost of sales	227,889	239,090	239,583	250,516	76,508	196,927

Gross profit	86,253	79,727	74,452	79,266	25,346	59,131
Selling, administrative and product development expense	50,258	45,527	44,769	48,103	14,908	36,862
Stock option compensation	—	—	—	—	10,125	—
Transaction expenses	—	—	—	1,206	3,784	—
Amortization of intangible assets	3,245	3,297	3,312	122	11	5,800

Operating income (loss)	32,750	30,903	26,371	29,835	(3,482)	16,469
Other (income) expense:
Interest expense	17,453	17,950	17,684	15,907	4,772	14,409
Loss from extinguishment of debt	—	—	—	—	—	7,308
Foreign currency (gain) loss (2)	7,912	5,386	4,948	(8,429)	(3,240)	400
Other expenses	1,990	52	743	520	84	254

Income (loss) before income taxes and cumulative effect of accounting change	5,395	7,515	2,996	21,837	(5,098)	(5,902)
Provision (benefit) for income taxes (3)	417	(278)	602	4,252	1,600	(394)

Income (loss) before cumulative effect of accounting change	4,978	7,793	2,394	17,585	(6,698)	(5,508)
Cumulative effect of accounting change for goodwill impairment (4)	—	—	—	(29,207)	—	—

Net income (loss)	$4,978	$7,793	$2,394	$(11,622)	$(6,698)	$(5,508)

Selected Balance Sheet Data (at end of period):
Cash and cash equivalents	$8,718	$3,315	$2,139	$2,653	$6,830	$16,686
Total assets	251,213	242,497	228,290	224,155	241,022	367,591
Total debt, including current maturities	178,498	175,635	156,649	154,947	160,677	198,814
Mandatorily redeemable warrants	4,810	5,010	5,130	5,250	5,581	—
Distributions to members	4,720	6,090	801	3,356	122	—
Members' equity (deficit)	10,331	5,896	8,324	(6,388)	(13,632)	101,082
Other Financial Data:
EBITDA (5)	$38,627	$39,160	$35,304	$50,321	$3,369	$23,014
Depreciation	10,418	10,346	10,569	11,299	3,520	8,502
Capital expenditures	11,775	10,445	7,580	15,354	2,512	10,512
Cash flow from operations	25,014	21,416	27,651	21,004	2,898	10,765
Cash flow from investing activities	(11,775)	(13,249)	(7,580)	(15,354)	(2,512)	(113,510)
Cash flow from financing activities	(18,185)	(14,982)	(20,389)	(5,526)	4,086	118,674
Ratio of earnings to fixed charges (6)	1.29x	1.36x	1.15x	2.16x	—	—

(1)
Our Predecessor acquired the assets of Titan Industries, Inc., or Titan, on February 22, 2000 and the assets of Wiswall Hill Corporation, or Barrecrafters, on September 5, 2000. The Titan acquisition and Barrecrafters acquisition have been accounted for in accordance with the purchase method of accounting. Accordingly, the operating results of Titan and Barrecrafters are included in our Predecessor's consolidated operating results subsequent to the respective acquisition dates.

(2)
For the years 1999, 2000, 2001, 2002 and the period ended April 14, 2003, foreign currency gains or losses were primarily related to Brink, which had indebtedness denominated in U.S. dollars, including intercompany debt. During 2002 and continuing in 2003, the U.S. dollar weakened significantly in relation to the European euro, the functional currency of Brink. In connection with the acquisition, we refinanced our debt and repaid all of the U.S. dollar denominated debt for Brink, except for intercompany indebtedness, which was significantly reduced. For the period April 15, 2003 through December 31, 2003, we considered the Brink indebtedness to be permanently invested and changes in the intercompany balances caused by foreign currency fluctuations were recorded in the currency translation adjustment account and included in other comprehensive income or loss.

(3)
Our Predecessor was a limited liability company and, as such, its earnings and the earnings of its domestic subsidiaries, except for AAS Holdings, Inc. (a holding company for Brink, which is a C corporation), were included in the taxable income of our equity holders and no federal income tax provision was required. Effective April 20, 2003, we filed an election for all of our domestic subsidiaries to be treated as regular corporations and therefore they are subject to federal income tax. Our foreign and taxable domestic subsidiaries provide for income taxes on their results of operations.

(4)
On January 1, 2002, we adopted the accounting standards set forth in SFAS 142 and SFAS 144. SFAS 142 changed the methodology for assessing goodwill impairments. The initial application of this statement resulted in an impairment of goodwill of $29.2 million to write down goodwill related to the Valley acquisition, which was consummated in August 1997. The impairment was due solely to the change in accounting standards and was reported as a cumulative effect of accounting change. Under SFAS 142, impairment is determined by comparing the carrying values of reporting units to the corresponding fair values, which are determined based on the discounted estimated future cash flows of the reporting units. As the impairment related to Valley for which taxable income accrued to the individual members, no tax effect was recorded for this charge. Additionally, under SFAS 142, goodwill is no longer amortized but is to be tested periodically for impairment. The effect of no longer amortizing goodwill resulted in a reduction of $3.0 million in amortization of intangible assets during 2002 as compared with each of 2001, 2000 and 1999.

(5)
EBITDA is defined as net income plus income taxes, interest expense, depreciation and amortization. Our management uses EBITDA as a measure of liquidity and we are including it because we believe that it provides our investors and industry analysts additional information to evaluate our ability to meet our debt service obligations. Moreover, our senior credit agreement requires us to use EBITDA in calculating our leverage and fixed charge coverage ratios. EBITDA is not a recognized term under generally accepted accounting principles, or GAAP, and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP. Because EBITDA, as determined by us, excludes some, but not all, items that affect net income, it may not be comparable to EBITDA or similarly titled measures used by other companies. The following table sets forth (i) our calculation of EBITDA and (ii) a reconciliation of EBITDA, as so calculated, to our cash flow provided by operating activities.

	Predecessor					Company
	Year Ended December 31,				Period from January 1, 2003 through April 14, 2003	Period from April 15, 2003 through December 31, 2003
	1999	2000	2001	2002
	(Dollars in thousands)					(Dollars in thousands)

EBITDA	$38,627	$39,160	$35,304	$50,321	$3,369	$23,014
Add (subtract):
Benefit (provision) for income taxes	(417)	278	(602)	(4,252)	(1,600)	394
Interest expense, net	(16,831)	(17,325)	(17,006)	(15,000)	(4,455)	(12,707)
Loss resulting from debt extinguishment	—	—	—	—	—	7,308
Stock option compensation	—	—	—	—	10,125	—
Other adjustments	(2,349)	20	(2)	(65)	(249)	643
Foreign currency (gains) losses	6,297	5,159	4,965	(8,190)	(3,061)	117
Deferred income tax provision	(2,433)	(908)	(161)	1,298	(87)	(462)
Changes in working capital and other assets and liabilities	2,120	(4,968)	5,153	(3,108)	(1,144)	(7,542)

Net cash provided by operating activities:	$25,014	$21,416	$27,651	$21,004	$2,898	$10,765

(6)
For purposes of determining the ratio of earnings to fixed charges, "earnings" are defined as income (loss) before minority interest, extraordinary charge and income taxes, plus fixed charges. "Fixed charges" consist of interest expense on all indebtedness (including amortization of deferred debt issuance costs) and the component of operating lease rental expense that management believes is representative of the interest component of rent expense. During the period January 1, 2003 through April 14, 2003 and from April 15, 2003 through December 31, 2003 fixed charges exceeded earnings by $5.1 million and $5.9 million, respectively, resulting in ratio of less than one.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our results of operations and financial condition should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. The following discussion includes forward-looking statements that involve certain risks and uncertainties. See "Forward-Looking Statements."

Overview

        We are one of the world's largest designers and manufacturers of exterior accessories for the OEM market and aftermarket. We design and manufacture a wide array of both rack systems and towing systems and related accessories. Our broad offering of rack systems includes fixed and detachable racks and accessories which can be installed on vehicles to carry items such as bicycles, skis, luggage, surfboards and sailboards. Our towing products and accessories include trailer balls, ball mounts, electrical harnesses, safety chains and locking pins. Our products are sold as standard accessories or options for a variety of light vehicles.

The Acquisition

        On April 15, 2003, substantially all of the equity interests of AAS were acquired by CHP IV. Our parent was formed in April 2003 by CHP IV as an acquisition vehicle to acquire AAS's equity in conjunction with the acquisition. Our parent has no independent operations. We refer to CHP IV and its affiliates (other than our parent and its subsidiaries) in this prospectus as the "Castle Harlan Group."

        Our financial statements for the periods subsequent to April 14, 2003 are referred to as the financial statements of the "Company" and reflect CHAAS Acquisitions on a consolidated basis subsequent to the acquisition. All financial statements prior to that date are referred to as the financial statements of the "Predecessor" and reflect AAS on a consolidated basis prior to the acquisition.

Closing Purchase Price and Adjustments

        The consideration paid at or shortly after the closing of the acquisition consisted of approximately $260 million, approximately $168 million of which was used to repay, assume or defease certain of our indebtedness at the time of the acquisition and approximately $92 million (inclusive of the subordinated promissory notes discussed below) of which was used for the closing purchase price of the equity interests of AAS. The cash purchase price payable to the sellers was subject to post-closing adjustments based on cash and working capital at the acquisition closing date, as determined by an audit of our balance sheet, adjusted for certain agreed upon items, to the extent that working capital was more or less than $55.0 million. In December 2003, we paid $5.9 million to the sellers in connection with the final resolution of these working capital and cash adjustments relating to the acquisition of AAS. We funded this payment with borrowings under our credit facility.

        At the closing of the acquisition, subordinated promissory notes in an aggregate principal amount of $10.0 million were issued to the sellers by Valley, and SportRack, two subsidiaries. The subordinated promissory notes are guaranteed on a subordinated basis by our parent and all of its domestic subsidiaries, including the issuer. The interest rate on the subordinated promissory notes is 12% per annum until maturity. Accrued interest is not payable in cash but capitalized and added to principal. The maturity date on the subordinated promissory notes will be no earlier than 91 days subsequent to the maturity date of the 10 3/4% senior notes, subject to certain exceptions. We used the proceeds from the sale of the Original Notes to purchase approximately $4.7 million face value of the subordinated promissory notes issued to members of our Predecessor in connection with the acquisition. See

"Description of Material Indebtedness" for additional information concerning the subordinated promissory notes.

Earnout

        Our parent also agreed to pay the sellers additional consideration of up to a maximum of $10.0 million in the aggregate to the extent that the Castle Harlan Group achieves an assumed annualized internal rate of return of 30% on its total equity investment in our parent and its subsidiaries as calculated as of the end of each of the 2004 and 2005 calendar years. No earnout payment was made with respect to 2003. The Castle Harlan Group's internal rate of return is determined at the end of each calendar year by calculating the proceeds the Castle Harlan Group would receive in a hypothetical sale of our parent, based upon a value equal to 5.65 times the consolidated EBITDA of our parent and its subsidiaries, adjusted for certain non-recurring items, as of the calendar year then ended and after making appropriate adjustments for cash and indebtedness of our parent and its subsidiaries and other specified items described in the securities purchase agreement relating to the acquisition.

        If there is a change in control (as defined in the securities purchase agreement) prior to March 31, 2006, the full amount of the additional consideration that was not previously earned by the sellers would be accelerated, subject to the Castle Harlan Group achieving a 30% annualized internal rate of return on its total equity investment in our parent and its subsidiaries based on the proceeds the Castle Harlan Group actually receives in the change in control.

        In the event the Castle Harlan Group receives proceeds from certain sales of equity interests in or assets of our parent or from certain sales of our assets or equity interests that do not otherwise constitute a change in control, our parent has agreed to accelerate payment to the sellers of a percentage of any unearned portion of the additional consideration equal to the percentage of the value of the interests sold or redeemed by the Castle Harlan Group in each such transaction, subject in all cases to the Castle Harlan Group having achieved an assumed 30% annualized internal rate of return on its total equity investment in our parent and its subsidiaries at the time of each transaction. We will have no obligation to pay any portion of the annual additional consideration that has not been earned by the sellers on or before March 31, 2006, except as to any consideration that would have been earned but was deferred because of a holdback, escrow, earnout or other similar arrangements in connection with a change in control.

        To the extent the payment of any portion of any additional consideration earned by the sellers would constitute, upon payment, or within the following fiscal quarter, an event of default under the terms governing our indebtedness, including the notes, then that portion will be paid in the form of subordinated promissory notes, referred to as "contingent payment notes," that will be substantially in the form of the subordinated promissory notes issued to the sellers at the closing of the acquisition and that will be subordinated on the same basis as the subordinated promissory notes are subordinated to our senior indebtedness, including the notes. Our parent has agreed to cause the issuers of the contingent payment notes to pay the maximum amount of principal and interest owing under any contingent payment note at the end of each fiscal year to the extent any such payment would not cause or result in an event of default under our senior indebtedness.

Securities Purchase Agreement

        The securities purchase agreement contains customary representations and warranties, covenants and indemnities by and for the benefit of our parent and the sellers. Our parent has agreed to cause one or more of its subsidiaries to satisfy any payment obligations under the securities purchase agreement to the extent that it does not have sufficient funds to do so. The sellers' indemnification obligations, which are several and not joint, for breaches of representations and warranties generally survive until June 30, 2004, except for representations and warranties relating to certain tax and environmental matters which generally survive until April 15, 2007 and certain other specified matters which survive indefinitely. The sellers' obligations to indemnify our parent and our parent's obligation to indemnify the sellers are not triggered until the other suffers losses of $1.75 million, but once that threshold is reached, indemnification may be sought for all losses incurred by that party. The sellers' aggregate indemnification obligations are generally capped at approximately $30 million in the aggregate, consisting of the $10.0 million in cash plus expenses deposited in escrow at the closing of the acquisition as described below, a right of set-off of our parent against the $10.0 million in subordinated promissory notes issued to the sellers at closing and a right of set-off of CHAAS Holdings against any portion of the $10.0 million in additional consideration earned by the sellers as described above. An additional $10.0 million is available for indemnification for tax and environmental matters. Each sellers' individual indemnification obligations are generally capped at the proceeds received from the sale of their equity interests in AAS. Our parent's indemnification obligations are generally capped at $20.0 million.

        At the closing of the acquisition, the sellers deposited $10.0 million with a third party escrow agent to secure the sellers' indemnification obligations and certain other contingent payment obligations of the sellers under the securities purchase agreement. The escrow agreement expires and the funds remaining in escrow, if any, will be distributed to the sellers on June 30, 2004, except that if any dispute between our parent and the sellers exists on that date as to any claim of our parent to any escrowed funds, the amount in dispute will continue to be held in escrow until the dispute is resolved either by agreement of our parent and sellers or by a non-appealable order of a court of competent jurisdiction.

        The sellers have also agreed in the securities purchase agreement to indemnify our parent and its affiliates, without regard to any threshold, cap or time limitation, for any losses incurred by our parent and its affiliates in connection with the recall instituted by three OEMs of approximately 41,000 G 3.0 model removable towbar systems produced by Brink between 1999 and 2001, which is described under "Risk Factors—We may incur material product liability and product recall costs." The securities purchase agreement provides that we may settle all matters relating to this recall for up to an aggregate of $4.0 million without the consent of the sellers. Any settlement that exceeds $4.0 million requires the consent of the sellers, although the sellers continue to maintain responsibility for all losses, whether or not they agree to any such settlement. In January 2004, with the sellers' consent, we reached an agreement with the OEM customers to resolve the recall obligation. On January 30, 2004, we paid the OEM customers $4.1 million and were reimbursed by the sellers for a like amount from an escrow account established in conjunction with the acquisition. Under the terms of the settlement we are required to reimburse the OEM customers for additional costs through either cash payments or shipment of replacement parts. These costs are expected to be reimbursed to us by the sellers at a future date.

        On November 20, 2003, our parent engaged Deloitte & Touche LLP, as our new independent accountants, replacing PricewaterhouseCoopers LLP, or PwC, which had previously served as our independent accountants.

Results of Operations

        The following table presents the major components of the statement of operations together with percentages of each component as a percentage of net sales.

	Predecessor						Company
	Year ended December 31,				Period from January 1, 2003 Through April 14, 2003		Period from April 15, 2003 through December 31, 2003
	2001		2002
	(Dollars in thousands)						(Dollars in thousands)
Net sales	$314,035	100.0%	$329,782	100.0%	$101,854	100.0%	$256,058	100.0%
Gross profit	74,452	23.7%	79,266	24.0%	25,346	24.9%	59,131	23.1%
Selling, administrative and product development expenses	44,769	14.3%	48,103	14.6%	14,908	14.6%	36,862	14.4%
Stock option compensation	—	—	—	—	10,125	9.9%	—	—
Transaction expenses	—	—	1,206	0.4%	3,784	3.7%	—	—
Amortization of intangible assets	3,312	1.1%	122	0.0%	11	0.0%	5,800	2.3%
Operating income (loss)	26,371	8.4%	29,835	9.0%	(3,482)	(3.4)%	16,469	6.4%
Interest expense	17,684	5.6%	15,907	4.8%	4,772	4.7%	14,409	5.6%
Loss resulting from debt extinguishment	—	—	—	—	—	—	7,308	2.9%
Foreign currency (gain) loss	4,948	1.6%	(8,429)	(2.6)%	(3,240)	(3.2)%	400	0.2%
Other (income) expense	743	1.2%	520	0.2%	84	0.0%	254	0.1%
Income (loss) before cumulative effect of accounting change and income taxes	2,996	1.0%	21,837	6.6%	(5,098)	(5.0)%	(5,902)	(2.3)%
Cumulative effect of accounting change for goodwill impairment	—	—	(29,207)	(8.9)%	—	—	—	—
Income (loss) before income taxes	2,996	1.0%	(7,370)	(2.2)%	(5,098)	(5.0)%	(5,902)	(2.3)%
Income tax provision (benefit)	602	0.2%	4,252	1.3%	1,600	1.6%	(394)	(0.2)%
Net income (loss)	2,394	0.8%	(11,622)	(3.5)%	(6,698)	(6.6)%	(5,508)	(2.2)%

Period from April 15, 2003 through December 31, 2003 for the Company and the Period from January 1, 2003 through April 14, 2003 for the Predecessor compared to the year ended December 31, 2002 for the Predecessor.

        Net sales.    Net sales for the period from April 15, 2003 through December 31, 2003 were $256.1 million and for the period from January 1, 2003 through April 14, 2003 were $101.9 million. Net sales for 2002 were $329.8 million. This increase for the full year of $28.1 million, or 8.5%, was primarily due to a $16.8 million increase resulting from an increase in the average exchange rates for the period between the U.S. dollar and the currencies, primarily the European euro, used by our foreign subsidiaries. Additionally, sales to the automotive aftermarket increased by approximately $3.7 million, primarily at Valley. Sales to our OEM customers increased by $7.6 million, representing increases at SportRack and Brink of $15.5 million and $5.5 million, respectively, offset by a decrease in Valley OEM sales of $13.4 million.

        Gross profit.    Gross profit for the period from April 15, 2003 through December 31, 2003 was $59.1 million and for the period from January 1, 2003 through April 14, 2003 was $25.3 million. During 2002, gross profit was $79.3 million. This increase in 2003 of $5.2 million, or 6.6%, resulted from the increase in sales partially offset by a small decrease in the gross margin percentage. Gross profit as a percentage of net sales was 23.1% for the period from April 15, 2003 through December 31, 2003 and was 24.9% for the period from January 1, 2003 through April 14, 2003. For 2002, the gross margin percentage was 24.0%. The decrease in the gross margin percentage was primarily attributable to a higher cost basis for inventory that was acquired on April 15, 2003 from our Predecessor and sold during the period from April 15, 2003 through December 31, 2003 totaling $1.6 million and a decrease in the gross margin percentage caused by a change in the mix of products. These decreases were partially offset by higher production efficiency for Brink, which restructured its manufacturing facilities in The Netherlands during 2002 and due to a higher percentage of our aggregate net sales by Brink, which has a higher gross margin percentage than our average.

        Selling, administrative and product development expenses.    Selling, administrative and product development expenses for the period from April 15, 2003 through December 31, 2003 were $36.9 million and for the period from January 1, 2003 through April 14, 2003 were $14.9 million. Selling, administrative and product development expenses for 2002 were $48.1 million. The increase in 2003 of $3.7 million, or 7.6%, was primarily due to the higher sales, $3.6 million resulting from an increase in the average exchange rates between the U.S. dollar and the European euro, an increase of $1.1 million in product development expenses, and the inclusion of management fees to Castle Harlan from April 15, 2003 of $2.1 million, offset by the absence in 2003 of approximately $3.0 million of costs recorded in 2002 for the recall of approximately 41 thousand towbars produced by Brink from January 1999 through March 2002.

        Stock Option Compensation.    During the period ended April 14, 2003, holders of all outstanding membership units and warrants exercised their options to purchase membership units of our Predecessor prior to the acquisition. In connection with this transaction, our Predecessor recorded stock option compensation in the period from January 1, 2003 through April 14, 2003 of $10.1 million, representing the fair market value of the underlying units less the related exercise price and the recorded value of the warrants.

        Transaction expenses.    During the period from January 1, 2003 thorough April 14, 2003, our Predecessor incurred $3.8 million in expenses related to the acquisition, including legal, accounting and other advisor fees, as compared to $1.2 million in 2002.

        Amortization of intangible assets.    Amortization of intangible assets for the period from April 15, 2003 through December 31, 2003 was $5.8 million and was $11,000 for the period from January 1, 2003 through April 14, 2003. During 2002, our Predecessor had $122,000 of amortization. The increase in amortization during 2003 primarily results from amortization related to intangible assets identified in the allocation of the acquisition purchase price consideration.

        Operating income (loss).    We had operating income for the period from April 15, 2003 through December 31, 2003 of $16.5 million and our Predecessor had an operating loss of $3.5 million for the period from January 1, 2003 through April 14, 2003. For the year 2002, our Predecessor had operating income of $29.8 million. The decrease in 2003 of $16.8 million is primarily attributable to expenses recorded in 2003 for stock option compensation, the increased transaction expenses relating to the acquisition, higher amortization of intangible assets and the increase in selling, administrative and product development expenses, offset partially by the increase in gross profit.

        Interest expense.    Interest expense for the period from April 15, 2003 through December 31, 2003 was $14.4 million and was $4.8 million for the period from January 1, 2003 through April 14, 2003. Interest expense for 2002 was $15.9 million. This increase of $3.3 million was primarily due to the higher level of debt outstanding and higher interest rates during the period from April 15, 2003 through December 31, 2003 that was incurred in connection with the acquisition.

        Loss resulting from debt extinguishment.    On May 23, 2003, we issued $150 million of our 10 3/4% senior notes due 2011, the proceeds of which were used to repay a senior subordinated bridge note and a portion of our credit facility (see—"Debt and Credit Sources" below). As a result we incurred an extinguishment loss of $7.3 million.

        Foreign currency gain (loss).    Foreign currency loss in the period from April 15, 2003 through December 31, 2003 was $400,000 and was a gain of $3.2 million for the period from January 1, 2003 through April 14, 2003. During the year ended December 31, 2002, our Predecessor had a foreign currency gain of $8.4 million. Our Predecessor's foreign currency gains and losses were primarily related to Brink, which had indebtedness denominated in U.S. dollars, including intercompany debt. During 2002 and continuing into 2003, the U.S. dollar weakened significantly in relation to the European euro, the functional currency of Brink. On April 15, 2003, we refinanced our debt and repaid all the U.S. dollar denominated debt of Brink, except for intercompany indebtedness. The Brink intercompany indebtedness was reduced and subsequent to April 15, 2003 has been considered to be permanently invested, and therefore changes in the intercompany balances caused by foreign currency fluctuations subsequent to April 15, 2003 have been recorded in the currency translation adjustment account and included in other comprehensive income. For the period ended December 31, 2003, the foreign currency loss resulted primarily from our Canadian subsidiary's sales to U.S. customers where the transactions are denominated in U.S. dollars.

        Provision for income taxes.    Prior to April 15, 2003 our Predecessor and certain of its domestic subsidiaries had elected to be taxed as limited liability companies for federal income tax purposes. As a result of this election, our Predecessor's domestic taxable income or loss accrued to the individual members. Certain of our domestic subsidiaries and foreign subsidiaries were subject to income taxes in their respective jurisdictions prior to the acquisition. Effective on April 20, 2003, we filed an election for all our domestic subsidiaries to be treated as taxable corporations and therefore they are now subject to federal income tax. During the period from April 15, 2003 through December 31, 2003, we had a loss before income taxes of $5.7 million and recorded an income tax benefit of $394,000. During the period from January 1, 2003 through April 14, 2003 our Predecessor had a loss before income taxes for its taxable subsidiaries of $5.0 million and an income tax provision of $1.6 million. During 2002, our Predecessor had income before income taxes for its taxable subsidiaries totaling $8.1 million and recorded a provision for income taxes of $4.3 million, including a $263,000 provision related to an ongoing income tax audit in Italy covering the periods 1998 to 2001. The effective tax rate differs from the U.S. federal income tax rate primarily due to changes in valuation allowances on the deferred tax assets of SportRack Accessories and differences in the tax rates of foreign countries.

        Cumulative effect of accounting change.    On January 1, 2002, the Predecessor adopted the accounting standards set forth in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which requires goodwill to be subject to an impairment test annually, or more frequently if circumstances dictate, and eliminated goodwill amortization. Upon adoption of SFAS 142, the Predecessor recorded a loss totaling $29.2 million to write down goodwill recorded in connection with the acquisition of Valley Industries.

        Net income (loss).    We had a net loss for the period from April 15, 2003 through December 31, 2003 of $5.5 million and our Predecessor had a net loss of $6.7 million for the period from January 1, 2003 through April 14, 2003. Our Predecessor's net loss for 2002 was $11.6 million. The slightly higher net loss in 2003 reflects, as discussed above, the increase in interest expense, management fee, and amortization expense, the stock option compensation, the increased transactions expenses, the loss resulting from debt extinguishment, a reduced foreign currency gain, and a lesser provision for income taxes as compared to 2002, substantially offset by the cumulative effect of the accounting change for goodwill in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Net sales.    Net sales for 2002 were $329.8 million, representing an increase of $15.7 million, or 5.0%, compared with net sales for 2001. This increase resulted primarily from increased sales to automotive OEMs of approximately $12.9 million primarily resulting from increased production levels of vehicles in North America compared to the prior year. Additionally, sales were higher by $4.0 million due to an increase in average exchange rates for the period between the U.S. dollar and the currencies, primarily the European euro, used by our foreign subsidiaries. Partially offsetting these increases was a decline in aftermarket sales of approximately $1.2 million.

        Gross profit.    Gross profit for 2002 was $79.3 million, representing an increase of $4.8 million, or 6.5%, from the gross profit for 2001. This increase resulted from the increase in sales and an increase in the gross margin percentage. Gross profit as a percentage of net sales was 24.0% in 2002 compared to 23.7% in 2001. The increase in the gross margin percentage is primarily attributable to the effects of spreading fixed costs over a higher sales base and increased gross margin for North American towing products resulting from increased productivity and cost cutting efforts. These increases were partially offset by reduced gross margin resulting from a change in the mix of products sold being weighted more towards lower margin products and lower production efficiency at Brink which restructured its Netherlands manufacturing facilities during the first quarter of 2002.

        Selling, administrative and product development expenses.    Selling, administrative and product development expenses for 2002 were $48.1 million, representing an increase of $3.3 million, or 7.4%, from the selling, administrative and product development expenses for 2001. This increase was primarily the result of a $3.0 million expense recorded for the recall of the G 3.0 model removable towbar system at Brink. In early July 2002, three European automotive OEM customers of Brink Sweden recalled in total approximately 41,000 towbars, which were supplied by us. The recall affects vehicles fitted with the G 3.0 model removable towbar system sold between January 1999 and March 2000. During the fourth quarter of 2002, based upon information gathered concerning the costs of the recall and from discussions with its customers management estimated and recorded an expense of approximately $3.0 million for the recall. Without the effects of the recall, selling, administrative and product development expenses would have increased by $310,000. Also before the effects of the recall, selling, administrative and product development expenses as a percentage of net sales was 13.7% compared with 14.3% for 2001. This decrease is primarily attributable to the effect of covering fixed costs with greater sales, our ongoing cost containment initiatives and the lack in 2002 of costs incurred to relocate a warehouse operation during the first quarter of 2001.

        Transaction expenses.    During 2002, our Predecessor incurred $1.2 million in expenses related to the acquisition, including legal, accounting and other advisor fees.

        Amortization of intangible assets.    Amortization of intangible assets for 2002 was $122,000, representing a decrease of $3.2 million compared with amortization of intangible assets, which included amortization of goodwill, for 2001. This decrease was the result of a new accounting standard adopted on January 1, 2002, which ceased the amortization of goodwill as of that date. See "New Accounting Pronouncements."

        Operating income.    Operating income for 2002 was $29.8 million, an increase of $3.5 million, or 13.1%, over operating income for 2001, reflecting the increase in gross profit and the decrease in amortization of intangible assets partially offset by the increase in selling, administrative and product development expenses. Operating income as a percentage of net sales increased to 9.0% in 2002 from 8.4% in 2001.

        Interest expense.    Interest expense for 2002 was $15.9 million, which was $1.8 million lower than interest expense for 2001. The decrease was due to lower average interest rates charged on our variable rate indebtedness and reduced average borrowings.

        Foreign currency (gain) loss.    Foreign currency gain in 2002 was $8.4 million, compared to a foreign currency loss of $4.9 million in 2001. Our foreign currency gain is primarily related to Brink which has indebtedness denominated in U.S. dollars, including intercompany debt and a portion of the loans under our Second Amended and Restated Credit Agreement. During 2002 the U.S. dollar weakened significantly in relation to the European euro, the functional currency of Brink, whereas during 2001, the U.S. dollar strengthened in relation to the European euro. This was partially offset by the foreign currency loss of SportRack Accessories which has intercompany indebtedness denominated in U.S. dollars. During 2002 the U.S. dollar strengthened in relation to the Canadian dollar, the functional currency of SportRack Accessories.

        Provision (benefit) for income taxes.    We and certain of our domestic subsidiaries have elected to be taxed as limited liability companies for federal income tax purposes. As a result of this election, our domestic taxable income accrues to the individual members. Certain of our domestic subsidiaries and foreign subsidiaries are subject to income taxes in their respective jurisdictions. During 2002, we recorded a tax provision amounting to $263,000 related to an ongoing income tax audit in Italy covering the periods 1998 to 2001. During 2002, we had income before income taxes for our taxable subsidiaries totaling $8.1 million and recorded a provision for income taxes of $4.0 million exclusive of the $263,000 provision related to the income tax audit. The effective tax rate differs from the U.S. federal income tax rate primarily due to changes in valuation allowances on the deferred tax assets of SportRack Accessories recorded during 2002 and differences in the tax rates of foreign countries. During 2001, we had a loss before income taxes for its taxable subsidiaries totaling $3.2 million and recorded a provision for income taxes of $602,000. The provision in 2001 resulted primarily from the pretax income of Brink which was offset by the pretax losses of SportRack Accessories. The tax benefit of SportRack Accessories was offset by the increase in the valuation allowance recorded against the tax assets of the subsidiary.

        Cumulative effect of accounting change.    On January 1, 2002, we adopted the accounting standards set forth in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). See "New Accounting Pronouncements". As a result of this accounting change, we recorded a loss totaling $29.2 million to write down goodwill recorded in connection with the Valley Industries acquisition.

        Net income (loss).    Net loss for 2002 was $11.6 million, as compared to net income of $2.4 million in 2001, a change of $14.0 million. The change in net loss is primarily attributable to the cumulative effect of accounting change due to the adoption of SFAS 142 and the increase in the provision for income taxes, offset partially by the increase in operating income, lower interest expense and the foreign currency gain in 2002 as compared with the foreign currency loss in 2001.

Liquidity and Capital Resources

        Our principal liquidity requirements are to service our debt and meet our working capital and capital expenditure needs. Our indebtedness at December 31, 2003 (excluding the purchase of approximately $4.7 million face value of the subordinated promissory notes) was $198.8 million including current maturities of $1.9 million. We expect to be able to meet our liquidity requirements for the foreseeable future through cash provided by operations and through borrowings available under our revolving credit facilities.

Working Capital and Cash Flows

        Working capital and key elements of the consolidated statement of cash flows are:

	Company	Predeccessor
	December 31, 2003	December 31, 2002
	(Dollars in thousands)	(Dollars in thousands)
Working Capital	$84,341	$20,954
	Company	Predecessor
	Period from April 15, 2003 through December 31, 2003	Period from January 1, through April 14,2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(Dollars in thousands)	(Dollars in thousands)
Cash flows provided by operating activities	$10,765	$2,898	$21,004	$27,651
Cash flows (used for) investing activities	$(113,510)	$(2,512)	$(15,354)	$(7,580)
Cash flows provided by (used for) financing activities	$118,674	$4,086	$(5,526)	$(20,389)

Working Capital

        Working capital increased by $63.4 million to $84.3 million at December 31, 2003 from $21.0 million at December 31, 2002 due primarily to a decrease in the current maturities of long-term debt of $16.3 million, the elimination of mandatorily redeemable warrants of $5.3 million, an increase of $2.5 million in other current assets, an increase of $815,000 in inventories, an increase in cash of $14.0 million, and an increase in deferred tax assets, net of an increase in current deferred tax liabilities of $5.4 million. Our working capital also increased as a result of a decrease of $6.9 million in accounts payable and accrued liabilities. Approximately $12.4 million of our working capital increase reflects the effects of an increased exchange rate between the U.S. dollar and the European euro as of December 31, 2003 as compared with that as of December 31, 2002.

        Our cash increased primarily due to the proceeds received for the sale of two of our buildings in November 2003 which were immediately leased back. See "Debt and Credit Sources" below. Proceeds on the sale were $10.6 million and we will use the proceeds, in compliance with the 10 3/4% senior notes Indenture, to purchase property, plant and equipment.

        The current portion of long term debt decreased due to the issuance of the 10 3/4% senior notes on May 23, 2003, the proceeds of which were used to pay a significant portion of our term loan A and term loan B facility. Current maturities consist of payments due under our term note and capital leases. See "Debt and Credit Sources" below.

        Accrued liabilities decreased primarily due to the reduction in our accrued interest at December 31, 2003 as compared with December 31, 2002. Under the 10 3/4% senior notes we pay interest every six months in arrears on December 15 and June 15 of each year. Under the Predecessor's 9 3/4% Senior Subordinated Notes interest was due on October 15 and April 15 of each year. Additionally, accrued liabilities were higher at December 31, 2002 due to accrued transaction costs of $1.2 million.

        In December 2003, we paid $5.9 million to the sellers in connection with the final resolution of working capital and cash adjustments relating to the acquisition. See "Closing Purchase Price Adjustments" above. We funded this payment with borrowings under our credit facilities.

Operating Activities

        Our operations provided $10.8 million in cash for the period from April 15, 2003 through December 31, 2003 and our Predecessor's operations provided $2.9 million in cash for the period from January 1, 2003 through April 14, 2003. During the year ended December 31, 2002, our Predecessor's operations provided $21.0 million in cash. Cash flow provided by operating activities for 2003 decreased primarily due to an increase in working capital and increased interest expense during 2003. In addition, operating income during 2003 was lower than 2002.

Investing Activities

        Cash flow used for investing activities for the period from April 15, 2003 through December 31, 2003, the period from January 1, 2003 through April 14, 2003 and the year ended December 31, 2002 included acquisitions of property and equipment of $10.5 million, $2.5 million and $15.4 million, respectively, and were primarily for the expansion of capacity, productivity and process improvements and maintenance. Cash flows for investing activities for the period from April 15, 2003 through December 31, 2003 included the acquisition of all the equity interests of our Predecessor totaling $113.7 million.

        Cash flows from investing activities also included $10.6 million in cash provided from the sale of property and equipment. These proceeds were primarily from a sale and leaseback transaction. See "Debt and Credit Sources" below.

Financing Activities

        During the period from April 15, 2003 through December 31, 2003, financing cash flows included the proceeds from the issuance of membership units totaling $100.9 million and proceeds from borrowing related to our purchase of our Predecessor on April 15, 2003, including $106.0 million borrowed under a new credit facility, a $55.0 million convertible senior subordinated bridge note and a $10.0 million subordinated promissory note issued to the sellers of our Predecessor (see "Debt and Credit Sources" below). A portion of these proceeds were used to pay debt issuance costs and pay a portion of our Predecessor's indebtedness, including all amounts due under its then existing credit facility. On May 23, 2003 we sold $150.0 million of our 10 3/4% senior notes due 2011, the proceeds of which were used to refinance the convertible senior subordinated note and a portion of loans under the new credit facility.

        During the period from January 1, 2003 through April 14, 2003, our Predecessor made $2.2 million in regularly scheduled principal payments on its term notes under its then existing credit facility, borrowed $6.4 million on its revolving facility and made distributions to its members totaling $122,000.

        During the year ended December 31, 2002, financing cash flows of our Predecessor included scheduled payments of principal on its term notes under its then existing credit facility, distributions to members and net borrowings under its revolving line of credit.

Capital Expenditures

        Our capital expenditures for 2003 were approximately $13.0 million, and were incurred primarily in connection with the expansion of capacity, productivity and process improvements and maintenance. Our 2003 capital expenditures were paid for from cash flows provided by operating activities or borrowings against our revolving credit facilities and included approximately $6.0 million for replacing and upgrading existing equipment. We estimate that capital expenditures for 2004 will be approximately $12.0 million, primarily for the expansion of capacity, productivity and process improvements and maintenance. Our 2004 capital expenditures are anticipated to be paid for from our current cash and cash provided from operating activities.

Off-Balance Sheet Arrangements

        We are not party to any off-balance sheet arrangements.

Contractual Obligations

        The following table presents our contractual commitments associated with our debt and other obligations disclosed below as of December 31, 2003.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$190,514	$1,260	$5,670	$5,037	$178,547
Capital lease obligations	8,300	649	1,352	1,354	4,945
Operating lease obligations	39,075	6,432	9,232	5,672	17,739

Total	$237,889	$8,341	$16,254	$12,063	$201,231

Debt and Credit Sources

        Our indebtedness was $198.8 million at December 31, 2003. We expect that our primary sources of cash will be from operating activities and borrowings under its revolving credit facilities. As of December 31, 2003, we had borrowings under the revolving credit facilities totaling $17.7 million and had $34.5 million of available borrowing capacity. At December 31, 2003, we had an outstanding letter of credit for $1.7 million that provided security for our U.S. workers compensation program and in February 2004 we issued a $1.9 million letter of credit to support our euro currency collar (see Note 13—Notes to Consolidated Financial Statements), both of which reduced borrowing availability. As of December 31, 2003, we were in compliance with the various covenants under the debt agreements pursuant to which we have borrowed or may borrow money and we believe we will remain in compliance with such covenants through the period ending December 31, 2004. Management believes that, based on current and expected levels of operations, our cash flows from operations and borrowings under our revolving credit facilities will be sufficient to fund our debt service requirements, working capital needs, and capital expenditures for the foreseeable future, although no assurances can be given in this regard.

        On April 15, 2003, we entered into a new senior secured credit facility consisting of a revolving credit facility and term loans as follows: (1) a revolving credit facility comprised of (a) a $29.7 million U.S. revolving credit facility and (b) a 9.6 million European euro revolving credit facility; (2) a term loan A facility comprised of (a) a $29.7 million U.S. term loan A and (b) a 9.6 European euro term loan A; and (3) a term loan B comprised of (a) a $48.3 million U.S. term loan B and (b) a 15.6 million European euro term loan B. On May 23, 2003, we used portion of the proceeds from the sale of our 10 3/4% senior note offering to repay all notes and loans under the senior secured credit facility.

        On May 23, 2003, we also entered into an amended and restated senior secured credit facility consisting of (i) a revolving credit facility comprised of (a) $35.0 million U.S. dollar revolving credit facility and (b) a 15.0 million European euro revolving credit facility and (ii) a 10.0 million European euro term loan facility. The U.S. credit facility contains a $5.0 million letter of credit sub-facility and the European revolving credit facility contains a 2.0 million European euro letter of credit sub-facility.

        On April 15, 2003, a convertible senior subordinated bridge note in the principal amount of $55.0 million was issued to CHP IV by Valley and SportRack. We used a portion of the proceeds from the sale of our $150 million 10 3/4% senior notes offering to fully repay the bridge note, together with accrued interest thereon. The interest rate on the bridge note was 12% per annum.

        On April 15, 2003, subordinated promissory notes in an aggregate principal amount of $10.0 million were issued to the sellers by Valley and SportRack. The interest rate on the subordinated promissory notes is 12% per annum until maturity, subject to certain exceptions. Accrued interest is not payable in cash but is capitalized and added to principal. The maturity date on the subordinated promissory notes will be no earlier than 91 days subsequent to the maturity date of our $150 million 10 3/4% senior notes, subject to certain exceptions. On February 5, 2004, we purchased approximately $4.7 million face value of the subordinated promissory notes issued to members of our Predecessor in connection with the acquisition.

        On May 16, 2003, we redeemed all of our then outstanding 9 3/4% Senior Subordinated Notes due 2007 at the optional redemption price of 104 7/8% of the principal amount thereof plus accrued interest. Upon consummation of the acquisition of the Predecessor, we deposited funds in escrow sufficient to effect a covenant defeasance of the senior subordinated notes and to consummate the redemption through the redemption date. The amount of the redemption, which included accrued interest and premiums, was $132.6 million.

        On May 23, 2003, AAS and AAS Capital Corporation issued and sold $150 million of their 10 3/4% senior notes. On October 16, 2003, AAS and AAS Capital's registration statement on Form S-4 was declared effective by the Securities and Exchange Commission, or the Commission.

        On November 24, 2003 CHAAS Acquisitions entered into a sale-leaseback transaction with Sport (MI) QRS 15-40, Inc. ("the Landlord"), in which SportRack sold to the Landlord, and concurrently leased back from the Landlord for an initial term of 20 years, manufacturing facilities comprising land and improvements located in Michigan. The net proceeds of the sale were $10.6 million, which approximated net book value at the date of sale, and the annual fixed rent under the lease is $1.0 million, subject to annual consumer price index-based increases commencing in the third lease year and subject to certain other adjustments set forth in the lease. The lease also provides for two sequential 10-year lease renewal options at the then fair market rental value. The lease has been accounted for as an operating lease.

        On February 4, 2004 we used $42.5 million of the proceeds from the sale of the Original Notes to redeem a portion of the equity interests of our parent. On February 5, 2004 we purchased approximately $4.7 million face value of the subordinated promissory notes issued to members of our Predecessor in connection with the acquisition. The amount and terms of additional debt repayments are being negotiated.

        Our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business, and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings under our current or successor credit facilities. We anticipate that, based on current and expected levels of operations, our operating cash flow, together with borrowings under the revolving credit facility, should be sufficient to meet our debt service, working capital and capital expenditure requirements for the foreseeable future, although no assurances can be given in this regard.

Inflation

        Inflation generally affects us by increasing our cost of labor and related benefits, equipment, and raw materials. We believe inflation has not had a significant impact on our operations for the periods presented because we produce and sell in North America and Europe, which have experienced relatively low rates of inflation in recent years and we continue to focus on reducing our operating costs. Where practicable, we attempt to establish favorable supply agreements for the future delivery of our raw materials. However, during the fourth quarter of 2003 and continuing into the first quarter of 2004, our cost of steel has increased dramatically and in some instances, availability has become uncertain. Industry forecasts suggest that further price increases are expected into at least mid-2004.

Factors contributing to the price increase and shortages include the increasing demand for steel products from China together with a weakening U.S. dollar, the consolidation in the steel producing industry and a reduction in overall production capacity. During 2003, our purchases of steel or components with a high steel content were approximately $35 million. Steel price increases through the first quarter of 2004 have generally ranged from 5% to 25% compared to 2003, depending upon the supplier, the product purchased and geographic location. The steel price increases and shortages most impact our Valley and Brink operations, where we are working with our suppliers to ensure availability and meeting with customers to discuss the impact of our increased costs.

Seasonality

        The portion of our business that is directly related to North American and European automotive production by OEM's, has historically been cyclical and is dependent upon general economic conditions and other factors. Historically, our significant OEM customers shut down operations for two weeks in July and one week in December and have model changes, resulting in lower production levels, during our third quarter. In addition, our automotive aftermarket business generally has the highest level of sales during the second quarter, followed by the first quarter.

Off-Balance Sheet Arrangements

        We are not party to any off-balance sheet arrangements.

Contractual Obligations

        The following table presents our contractual commitments associated with our debt and other obligations disclosed below as of December 31, 2003.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$190,514	$1,260	$5,670	$5,037	$178,547
Capital lease obligations	8,300	649	1,352	1,354	4,945
Operating lease obligations	39,075	6,432	9,232	5,672	17,739

Total	$237,889	$8,341	$16,254	$12,063	$201,231

Critical Accounting Policies

        We prepared our financial statements in conformity with accounting principles generally accepted in the Unites States of America. In this process, it is often necessary for management to select accounting policies and make estimates about matters that are inherently uncertain. Estimates are developed using various methods and by making certain assumptions and require management to make subjective and complex judgments. Variations in these accounting policies and estimates can significantly affect the amounts reported in the consolidated financial statements and the attached notes. These methods and assumptions have been developed based upon available information. However actual results can differ from assumed and estimated amounts.

        The significant accounting polices applied in preparing our financial statements are described in Note 1 to the Consolidated Financial Statements. Policies that are considered critical are described below.

        Impairment of Long-Lived Assets.    At December 31, 2003, we had approximately $145.4 million of goodwill and identifiable intangible assets, representing the estimated fair values at the acquisition date. Certain of the identifiable intangible assets are being amortized on a straight-line basis over the estimated economic life, which ranges from 8 to 21 years. Management evaluates the potential impairment of long-lived assets on an ongoing basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At that time, a comparison is made between estimated future cash flows expected to result from the use of the asset and its eventual disposition and the carrying value of the asset. Future cash flows are estimated using current and forecasted revenues, projected profit margins and the current and expected future economic environment. Impairments of long-lived assets may be reported if the facts and circumstances surrounding assumptions made in developing estimates of future cash flows were to change.

        Depreciable Lives.    At December 31, 2003, we had a capitalized investment in property and equipment of approximately $82.0 million, of which approximately $40.1 million was related to machinery, equipment and tooling used to support our manufacturing operations. The determination of the appropriate estimated useful life for the machinery, equipment and tooling is a significant element of our ability to properly match the depreciation and amortization of such assets with the operating income and cash flows generated by their use. We depreciate our machinery and equipment on the straight-line method over estimated useful lives which range from 2 to 10 years and believe that the useful life estimates currently used reasonably approximate the period of time such assets will be used in our manufacturing operations. However, unforeseen changes in our customer requirements for product design and technology, or quality and delivery requirements may result in actual useful lives that differ materially from the current estimates.

        Customer tooling.    At December 31, 2003, we had costs associated with tooling that is to be reimbursed by our OEM customers of approximately $10.0 million. At the inception of a customer-tooling program, we estimate the total costs that will be incurred to produce the required tooling and, to the extent that those costs exceed the expected reimbursement, we expense such costs as incurred. While we believe we make reasonable estimates of the total tooling costs that will be incurred, actual costs may differ materially from such estimates.

        Valuation of deferred tax assets.    We conduct operations throughout North America and Europe and are subject to taxation in the U.S. and Canadian federal, state or providence and local jurisdictions as well as the individual countries in Europe in which we conduct operations. As a result, the nature of our tax provisions and the evaluation of our ability to use all recognized deferred tax assets is inherently complex. We record a valuation allowance when realization of the deferred tax asset is uncertain. In assessing our ability to realize our deferred tax assets, we review historical operating results and expected future operating results, scheduled reversal of deferred tax liabilities, and the potential effectiveness of tax planning strategies, all of which require significant management judgment. While we believe that we have made appropriate valuations of our deferred tax assets, unforeseen changes in tax legislation or the results of tax audits, our operating results, strategies and organizational structure, or other matters may result in material changes in our deferred tax asset valuation allowances.

        Contingent obligations and losses.    We are subject to various contingent obligations and losses including contingent legal obligations. We establish reserves for contingent obligations and losses when information concerning an obligation or loss indicates that it is probable that an asset had been impaired or a liability had been incurred provided that the amount of the loss can be reasonably estimated. Estimates of the cost are derived using known and assumed facts related to the specific circumstances surrounding each obligation. Management reviews and updates these estimates periodically. The ultimate cost of our contingent obligations may be greater or less than the established accruals and could have a material impact upon our financial position, results of operations or cash flows.

        Workers' compensation expense.    We establish accruals for workers' compensation claims utilizing actuarial methods to estimate the undiscounted future cash payments that will be made to satisfy the claims. The estimates are based on historical experience, industry trends and current legal, economic and regulatory factors. The ultimate cost of these claims may be greater than or less than the established accrual and could have a material impact upon our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        We conduct operations in several foreign countries including Canada, the Czech Republic, Denmark, France, Germany, Italy, Poland, Spain, The Netherlands and the United Kingdom. Net sales for international operations during the period ended from January 1, 2003 through April 14, 2003 were approximately $34.1 million, or 34%, of our net sales. Net sales from international operations during the period ended from April 15, 2003 through December 31, 2003 were approximately $90.3 million, or 35% of our net sales. At December 31, 2003, assets associated with these operations were approximately 35% of total assets, and we had indebtedness denominated in currencies other than the U.S. dollar of approximately $20.0 million.

        As a result, we are exposed to certain market risks, which exist as a part of our ongoing business operations. Primary exposures include fluctuations in the value of foreign currency investments in subsidiaries, volatility in the translation of foreign currency earnings to U.S. dollars, indebtedness, including intercompany indebtedness, of foreign subsidiaries denominated in currencies other than their functional currency and movements in Federal Funds rates and LIBOR. Our international operations may also be subject to volatility because of changes in political and economic conditions of these countries. Most of the revenues and costs and expenses of our operations in foreign countries are denominated in the local currencies.

        We periodically use foreign currency forward option contracts to offset the effects of exchange rate fluctuations on cash flows denominated in foreign currencies. We had no outstanding foreign currency forward options at December 31, 2003 and do not use derivative financial instruments for trading or speculative purposes. On February 12, 2004, we entered into a series of foreign currency forward exchange contracts related to the euro—see Note 13 of "Notes to Consolidated Financial Statements."

        Our credit facilities are subject to interest rates based on a floating benchmark rate (such as LIBOR or the Federal Funds rate), plus an applicable margin. The applicable margin is a fixed spread based on the floating benchmark rate we select for borrowings and whether such borrowings are under our term loan facilities or under our revolving credit facilities. A change in interest rates under our credit facilities could have an impact on results of operations. As of December 31, 2003, a change of 1.0% in the market rate of interest would impact our annual interest expense by $296,000.

THE EXCHANGE OFFER

General

        We sold the Original Notes on February 4, 2004 in a transaction exempt from the registration requirements of the Securities Act. The initial purchaser of the Original Notes subsequently resold them to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act.

        In connection with the sale of Original Notes to the initial purchaser, the holders of the Original Notes became entitled to the benefits of an A/B exchange registration rights agreement dated February 4, 2004 between us and the initial purchaser (the "Registration Rights Agreement").

        Under the Registration Rights Agreement, we became obligated to file a registration statement in connection with an exchange offer within 90 days after the original issue date of the Original Notes (the "Issue Date") and use our reasonable best efforts to cause the exchange offer registration statement to become effective within 150 days after the Issue Date. The exchange offer being made by this prospectus, if consummated within the required time periods, will satisfy our obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to us.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes properly tendered and not withdrawn on or prior to the expiration date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer.

        Based on no-action letters issued by the staff of the SEC to third parties, we believe that holders of the New Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the New Notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the New Notes are acquired in the ordinary course of the holder's business, the holder has no arrangement or understanding with any person to participate in the distribution of the New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. A broker-dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution" for additional information.

        We will be deemed to have accepted validly tendered Original Notes when, as and if we have given oral or written notice of the acceptance of those Notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the New Notes from us and delivering New Notes to those holders. Pursuant to Rule 14e-1(c) of the Exchange Act, we will promptly deliver the New Notes upon consummation of the exchange offer or return the Original Notes if the exchange offer is withdrawn.

        If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under "—Conditions" without waiver by us, certificates for any of those unaccepted Original Notes will be returned, without expense, to the tendering holder of any of those Original Notes as promptly as practicable after the expiration date.

        Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, in accordance with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes, pursuant to the exchange offer. We will pay all charges and expenses, other than taxes applicable to holders in connection with the exchange offer. See "—Fees and Expenses."

Shelf Registration Statement

        If (1) because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect the exchange offer; or (2) the exchange offer is not consummated within 180 days of the Issue Date; or (3) in certain circumstances, certain holders of unregistered New Notes so request; or (4) in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of ours or within the meaning of the Securities Act), then in each case, we will (x) promptly deliver to the holders and the Trustee written notice thereof, and (y) at our sole expense, (a) as promptly as practicable, file a shelf registration statement covering resales of the notes (the "Shelf Registration Statement") and (b) use their reasonable best efforts to keep effective the Shelf Registration Statement until the earlier of two years after the Issue Date or such time as all of the applicable Notes have been sold thereunder.

        Notwithstanding anything to the contrary in the Registration Rights Agreement, upon notice to the holders of the Notes, we may suspend use of the prospectus included in any Shelf Registration Statement in the event that and for a period of time (a "Blackout Period") not to exceed an aggregate of 60 days in any twelve-month period (1) our or our parent's board of directors determines, in good faith, that the disclosure of an event, occurrence or other item at such time could reasonably be expected to have a material adverse effect on the business, operations or prospects of us and our subsidiaries or (2) the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and our or our parent's board of directors determines, in good faith, that any such disclosure would jeopardize the success of the transaction or that disclosure of the transaction is prohibited pursuant to the terms thereof.

        We will, if and when we file the shelf registration statement, provide to each holder of the Notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the Notes. A holder that sells Notes pursuant to the shelf registration statement generally must be named as a selling security-holder in the related prospectus and must deliver a prospectus to purchasers. A seller will be subject to civil liability provisions under the Securities Act in connection with these sales. A seller of the Notes also will be bound by applicable provisions of the Registration Rights Agreement, including indemnification obligations. In addition, each holder of Notes must deliver information to be used in connection with the shelf registration statement and provide comments on the shelf registration statement in order to have its Notes included in the shelf registration statement and benefit from the provisions regarding any liquidated damages in the Registration Rights Agreement.

Additional Interest

        If we fail to meet the targets listed above, then additional interest ("additional interest") shall become payable in respect of the accreted value of the Notes as follows (calculated on the accreted value of the Notes as of the date on which such additional interest is payable):

          1.     if (A) a registration statement on an appropriate registration form with respect to the exchange offer (the "Exchange Offer Registration Statement") is not filed with the Commission on or prior to 90 days after the Issue Date or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, it is required to file a Shelf Registration Statement and such Shelf Registration Statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, additional interest shall accrue on the accreted value of the Notes at a rate of 0.50% per annum for the first 90 days immediately following each such filing date, such additional interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          2.     if (A) the Exchange Offer Registration Statement is not declared effective by the Commission on or prior to 150 days after the Issue Date or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the Commission on or prior to the date required by the Registration Rights Agreement, then, commencing on the day after either such required effective date, additional interest shall accrue on the accreted value of the Notes at a rate of 0.50% per annum for the first 90 days immediately following such date, such additional interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period; or

          3.     if (A) we have not exchanged Exchange Notes for all Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to the 180th day after the Issue Date or (B) if applicable, the Shelf Registration Statement has been declared effective and such Shelf Registration Statement ceases to be effective at any time prior to the second anniversary of the Issue Date, other than during any Blackout Period relating to such Shelf Registration Statement, then additional interest shall accrue on the accreted value of the Notes at a rate of 0.50% per annum for the first 90 days commencing on (x) the 181st day after the Issue Date, in the case of (A) above, or (y) the day such Shelf Registration Statement ceases to be effective, in the case of (B) above, such additional interest rate increasing by an additional 0.50% per annum at the beginning of each subsequent 90-day period;

provided, however, that the (x) additional interest rate on the notes may not accrue under more than one of the foregoing clauses (1)-(3) at any one time and at no time shall the aggregate amount of additional interest accruing exceed in the aggregate 1.50% per annum and (y) additional interest shall not accrue under clause (3)(B) above during the continuation of a Blackout Period; provided, further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (1) above), (b) upon the effectiveness of the Exchange Offer Registration Statement or a Shelf Registration Statement (in the case of clause (2) above), or (c) upon the exchange of Exchange Notes for all Notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the Shelf Registration Statement which had ceased to remain effective (in the case of clause (3) (B) above), additional interest on the Notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

        Any amounts of additional interest due pursuant to clause (1), (2) or (3) above on or prior to June 15, 2008 will be added to the accreted value of each applicable Note and all additional interest that accrues thereafter will be payable in cash to the holder of each applicable note on each scheduled interest payment date under the indenture. No additional interest shall accrue with respect to Notes that are not registrable securities.

Expiration Date; Extensions; Amendment

        The term "expiration date" means 5:00 pm, New York City time, on May 28, 2004, which is at least 20 business days after the commencement of the exchange offer, unless we extend the exchange offer, in which case the term "expiration date" means the latest date to which the exchange offer is extended.

        In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right:

  (a)
  to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if any of the conditions set forth under "—Conditions" shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of the delay, extension or termination to the exchange agent, or

  (b)
  to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Original Notes.

        We will notify you as promptly as practicable of any delay in acceptance, extension, termination or amendment. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner intended to inform the holders of the Original Notes of the amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during the extension period. Any such extension will be made in compliance with Rule 14d-4(d) of the Exchange Act.

        Without limiting the manner in which we may choose to publicly announce any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate that announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

        To tender in the exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

  •
  have the signatures on the letter of transmittal guaranteed if required by instruction 3 of the letter of transmittal; and

  •
  mail or otherwise deliver the letter of transmittal or the facsimile in connection with a book-entry transfer, together with the Original Notes and any other required documents.

To be validly tendered, the documents must reach the exchange agent by or before 5:00 P.M. New York City time, on the expiration date. Delivery of the Original Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent on or prior to the expiration date.

        The tender by a holder of Original Notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their brokers, dealers, commercial banks, trust companies or nominees to effect the tender for those holders.

        The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent by or before 5:00 P.M. New York City time, on the expiration date. No letter of transmittal or Original Notes should be sent to us.

        Only a holder of Original Notes may tender Original Notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name Original Notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

        Any beneficial holder whose Original Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an "eligible institution," unless the Original Notes are tendered: (a) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of any Original Notes listed therein, those Original Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes that person to tender the Original Notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the Original Notes.

        If the letter of transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate that when signing, and unless waived by us, submit evidence satisfactory to us of their authority to act with the letter of transmittal.

        All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered Original Notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any Original Notes not properly tendered or any Original Notes their acceptance of which, in the opinion of counsel for us, would be unlawful. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give notification. Tenders of Original Notes will not be deemed to have been made until irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of Original Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the right in our sole discretion to:

  (a)
  purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date or, as set forth under "—Conditions," to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

  (b)
  to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

        By tendering Original Notes pursuant to the exchange offer, each holder will represent to us that, among other things,

  (a)
  the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder;

  (b)
  the holder is not engaged in and does not intend to engage in a distribution of the New Notes;

  (c)
  the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

  (d)
  the holder is not our "affiliate," as defined under Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Original Notes at the depository trust company, or DTC, for the purpose of facilitating the exchange offer, and upon the establishment of those accounts, any financial institution that is a participant in DTC's system may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent's account with respect to the Original Notes in accordance with DTC's procedures for transfers. Although delivery of the Original Notes may be effected through book-entry transfer into the exchange agent's account at the DTC, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to the depository trust company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

        Holders who wish to tender their Original Notes and

  (a)
  whose Original Notes are not immediately available or

  (b)
  who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent on or prior to the expiration date, may effect a tender if:

  (1)
  the tender is made through an eligible institution;

  (2)
  on or prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes, the certificate number or numbers of the Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

    (3)
    the properly completed and executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of Original Notes may be withdrawn at any time by or prior to 5:00 P.M., New York City time, on the expiration date, unless previously accepted for exchange.

        To withdraw a tender of Original Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus by 5:00 P.M., New York City time, on the expiration date. Any such notice of withdrawal must:

  (a)
  specify the name of the depositor, who is the person having deposited the Original Notes to be withdrawn;

  (b)
  identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of the Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  (c)
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the depositor withdrawing the tender; and

  (d)
  specify the name in which any such Original Notes are being registered if different from that of the depositor.

        All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, and our determination will be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect to the Original Notes withdrawn unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time on or prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any New Notes for any Original Notes, and may terminate or amend the exchange offer on or before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

        If we determine in our reasonable discretion that the foregoing condition exists, we may:

  •
  refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

  •
  extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their tendered Original Notes; or

  •
  waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the holders, and they will extend the exchange offer as required by applicable law.

        Pursuant to the Registration Rights Agreement, we are required to use our reasonable best efforts to file with the SEC a shelf registration statement with respect to the Notes on or prior to the 90th day after the delivery of a shelf notice as required pursuant to Section 2(c) of the Registration Rights Agreement, and thereafter use their reasonable best efforts to cause the shelf registration statement declared effective on or prior to the 150th day after the filing date, if:

  (a)
  the exchange offer is not permitted by law or applicable interpretations of the staff of the SEC; or

  (b)
  the exchange offer is not consummated within 180 days of the Issue Date; or

  (c)
  certain holders of unregistered New Notes so request; or

  (d)
  in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as our affiliate) or within the meaning of the Securities Act.

Exchange Agent

        BNY Midwest Trust Company has been appointed as exchange agent for the exchange offer, and is also the trustee under the indenture under which the New Notes will be issued. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to Mr. William Buckley, addressed as follows:

For information by Telephone:
(212) 815-5788

By Mail: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street—7 East New York, NY 10286 Attn: Mr. William Buckley	By Hand or Overnight Delivery Service: The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street—7 East New York, NY 10286 Attn: Mr. William Buckley

By Facsimile Transmission:
(212) 298-1915

(Telephone Confirmation)
(212) 815-5788

Fees and Expenses

        We have agreed to bear the expenses of the exchange offer pursuant to the Registration Rights Agreement. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

        The cash expenses to be incurred in connection with the exchange offer will be paid by us. These expenses include fees and expenses of BNY Midwest Trust Company as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the New Notes.

Consequences of Failure to Exchange

        Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be restricted for transfer. Accordingly, such Original Notes may be resold only:

  (a)
  to us, upon redemption of the Original Notes or otherwise;

  (b)
  so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A;

  (c)
  in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to us;

  (d)
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

  (e)
  under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

        We do not believe that the receipt of any material federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

        Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

BUSINESS

        We are one of the world's largest designers and manufacturers of exterior accessories for the automotive original equipment manufacturer, or OEM, market and aftermarket. We design and manufacture a wide array of both rack systems and towing systems and related accessories. We are the largest supplier of towing systems in the world and one of the two largest suppliers of rack systems. Our products are designed and engineered to meet vehicle-specific requirements, while improving vehicle functionality and styling. We sell our products to most of the OEMs producing vehicles in North America and Europe and to many of the major aftermarket distributors, installers and retailers. We are considered a Tier 1 supplier in the industry as we supply goods directly to OEMs. As a Tier 1 supplier to the OEM market, we are generally awarded contracts to supply our products for a given vehicle platform on a sole source basis. For fiscal 2003, our net sales were $357.9 million.

        We have long-standing relationships with many of our major customers and have served our two largest customers for more than 10 years. Our OEM customers include BMW, DaimlerChrysler, Fiat, Ford, General Motors, Isuzu, Kia, Mitsubishi, Nissan, Opel, SEAT, Skoda, Subaru, Toyota, Volkswagen and Volvo. Our aftermarket customers include Ace Hardware, Balkamp (NAPA Auto Parts), Brezan, Canadian Tire, Coast Distribution System, Feuvert, Norauto, and U-Haul. Sales to OEM customers represented 67% of our net sales for 2003, while the remainder were from sales to customers serving the automotive aftermarket. For 2003, 69% of our net sales were derived from our North American operations, while the remainder were from European operations. We are headquartered in Sterling Heights, Michigan and have a total of 29 facilities located in both North America and Europe, of which 24 are manufacturing and engineering facilities.

Industry Trends

        We seek to capitalize on several important automotive industry trends that have benefited us in the past and we believe will continue to benefit us. These trends include:

        Increasing Exterior Accessory Content Per Vehicle.    The dollar content per vehicle of exterior accessory components has been increasing and, we believe, will continue to increase over the next several years. The increase in content per vehicle is being largely driven by (i) the demand for increased vehicle functionality and performance, (ii) the desire by OEM customers to further differentiate their products through the customization of exterior accessories, and (iii) the increasing proliferation of vehicles that have higher accessory content per vehicle such as crossover vehicles. In addition, consumers are demanding vehicles with rack systems and towing systems for activities such as camping, fishing, water sports, skiing and cycling.

        Increased Manufacturing in North America by Transplants.    Foreign automobile manufacturers with manufacturing operations in the United States, or transplants, have increased their share of North American light vehicle production from approximately 16% in 1992 to approximately 24% in 2003 and this trend is expected to continue. In recent years, we have been awarded programs from a number of these transplants, including BMW, Mercedes, Nissan and Toyota. We believe that increased levels of manufacturing of light vehicles in North America by transplants and the desire for local content will benefit full service, high quality suppliers with North American operations, such as us.

        European Regulatory Standards.    Over the past several years, most western European countries have adopted European Community regulatory standards that mandate that a towing system must fit all the vehicle manufacturer's recommended fitting points, must not interfere with the vision of the number plate when not in use and must meet strict testing criteria for durability and safety. These standards have been adopted by all 15 EC countries and are in the process of being adopted by various Eastern European countries, including Poland. All of our towing systems sold in Europe are designed and tested to satisfy these EC regulatory standards. The adoption of these regulatory standards, combined with customer demand for increased functionality and pleasing aesthetics is resulting in a shift in consumer preference from fixed towbars to more highly engineered detachable towbars.

Competitive Strengths

        Leading Global Market Position.    We are one of the largest suppliers of rack systems and towing systems to the automotive OEM market and the automotive aftermarket. We believe that we have achieved leading market positions in our core business lines by offering an extensive selection of high quality attractively priced products due to our economies of scale and by focusing on customer satisfaction. We are one of the two largest suppliers of rack systems to OEMs in North America, with an approximate market share of 50%. In addition, we are the largest supplier of towing systems in the world with the leading market position in Europe and the second leading market position in North America, with approximate market shares in 2003 of approximately 32% and 16%, respectively. Our aftermarket products are sold under well-established brand and trade names including Barrecrafters, Brink, Dycrest Automotive, Nomadic Sport, SportRack and Valley.

        Strong Customer Relationships.    We are a Tier 1 supplier of rack systems and/or towing systems to most of the OEMs serving North America and Europe. We believe that we have strong customer relationships developed over a long period that are based on a reputation for high service levels, strong technical support, innovative product development, high quality and competitive pricing. For example, we have been supplying DaimlerChrysler and General Motors, our two largest customers since 1991 and 1984, respectively, and have been supplying U-Haul and Coast Distributions Systems, our two largest automotive aftermarket customers, since 1994. Our OEM customers have recognized us with numerous achievement awards including DaimlerChrysler's Gold Award, Ford's Q-1 Award, General Motors's Supplier of the Year Award, Kia's Preferred Supplier Award and Toyota's Distinguished Supplier Award. We believe that our strong OEM relationships provide us with a significant advantage in retaining existing contracts as well as in participating in the design phase for new vehicles, which is integral to becoming a supplier for new platforms. We believe that our strong customer relationships position us favorably to gain additional business.

        Design and Engineering Expertise.    We are a leader in the design of rack systems, towing systems and related accessories. We believe that our products possess greater quality, reliability, performance and ease of use than products sold by many of our competitors. We employ approximately 135 engineers and designers and hold more than 70 U.S. and foreign patents. We are generally approached by OEMs two to four years prior to the start of the production with a request to supply the required rack system or towing system. We work directly with OEM designers to develop products that satisfy the OEM's functional, durability and styling requirements, simplify vehicle assembly and reduce vehicle cost and weight. We are responsible for many industry innovations including unique detachable towing hitches and push button and pull lever stanchions on fixed rack systems. We believe our design and engineering capabilities provide significant value to our customers by: (i) reducing OEM new product development cycles and preproduction and launch schedules; (ii) lowering OEM manufacturing costs; (iii) providing technical expertise; and (iv) increasing the ability to serve continually changing OEM and aftermarket customer preferences.

        Comprehensive Product Line.    Our product portfolio, which is one of the broadest in our industry, consists of vehicle-specific rack systems and towing systems and a wide range of complementary accessory aftermarket products. We supply rack systems to OEMs that are used on 40 vehicle models, as well as rack systems sold through aftermarket channels for a substantial number of additional models. Our towing system products fit most vehicles commonly used for towing in Europe and North America, with over 2,000 SKUs in our product line. In addition, as new vehicles are introduced, we design towing systems to match the specific vehicle design. Furthermore, we have the most extensive towing systems product line that satisfies stringent EC regulatory safety standards. We believe that a competitor would face substantial design and testing costs to offer a comparable product line that meets these safety standards.

        High Quality, Low Cost Manufacturing Position.    We believe that we are one of the highest quality, lowest cost manufacturers of rack systems and towing systems in North America and Europe. Our low cost position is a result of cost controls and efficiency initiatives designed to enhance productivity and reduce capital expenditures. Our cost controls are closely integrated with our quality focused manufacturing operations, which we believe allows us to profitably deliver high quality, easy to install and competitively priced components on a just-in-time basis. In late 2002, we increased our towing systems manufacturing capacity in Europe by opening a new manufacturing facility in France and reorganizing our manufacturing facilities in The Netherlands. This increased capacity will allow us to pursue growth opportunities in existing and new geographic areas, such as Germany and Eastern Europe. We have achieved ISO-9000 or QS-9000 certification for most of our manufacturing and engineering facilities, including all of our OEM manufacturing and engineering facilities.

        Experienced Management with a Proven Track Record.    We are led by an experienced management team and our 5 senior officers have an average of 17 years of industry experience. Our management team has a proven track record of maintaining strong relationships with our existing customers, winning new customers, increasing cross-selling, successfully integrating business lines and introducing new products to the market. Members of our management team own equity and stock options in us and will be further incentivized by equity compensation awards targeted to our operational and financial performance.

Business Strategy

        Our objective is to strengthen our position as a leading global supplier of automotive exterior accessories, thereby increasing revenue and cash flow. To accomplish our goal, we intend to pursue the following strategies:

        Increase Sales to New and Existing Customers.    We intend to continue to leverage our design and engineering expertise, high quality, low cost manufacturing capabilities and extensive product line to increase our sales. We have successfully increased our penetration with existing OEM customers by winning new and replacement platforms that were previously supplied by our competitors and by offering new products in existing and new geographic areas. For example, in early 2003, we launched new programs to supply running boards for BMW and Toyota. We also have targeted new aftermarket customers and have recently won a private label contract to manufacture rack systems and accessories for The Coleman Company.

        Emphasize New Product Introductions.    We continue to seek to expand our business by offering new products that share common customer procurement practices, manufacturing technologies and distribution channels with our existing products. For example, our new exterior accessory products include pickup truck bed rails, running boards and rack and towing accessories. These new products currently account for only a small portion of our revenues, but we believe they possess strong growth prospects.

        Increase Operating Efficiencies.    We continually seek to improve our cost structure and improve manufacturing efficiency. We have organized our production process to reduce the number of manufacturing functions and the frequency of material handling, which we believe both improves quality and reduces costs. We have also adopted cellular manufacturing to improve scheduling flexibility, productivity and quality while reducing work in process inventories and other costs. For example, in late 2002 we increased our towing systems manufacturing capacity in Europe by opening a new manufacturing facility in France and reorganizing our manufacturing facilities in The Netherlands. This increased capacity will allow us to pursue growth opportunities in existing and new geographic areas, such as Germany and Eastern Europe. Over the next two years, we also intend to consolidate our UK and Italian manufacturing operations into our new French facility. We believe that this reorganization, which will require additional capital expenditures, will further reduce our fixed cost base and improve our labor and manufacturing efficiencies.

        Pursue Strategic Acquisitions.    We have successfully completed and integrated acquisitions to complement our product offerings. We intend to selectively pursue opportunities that are accretive to our cash flow and either increase the market share of our existing products by providing us access to new customers and new geographic markets or enable us to offer complementary products to our customers. We currently have made a proposal for a small acquisition in Europe but there can be no assurance that this acquisition will be consummated or definitive documentation entered into.

        We face certain risks in the implementation of our business strategy. For example, if we fail to increase our sales to new and existing customers and/or lose business from any of our major customers, this could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to generate significant revenues in the future through the offering of new products. Furthermore, the OEM supplier industry is cyclical and, in large part, dependent upon the overall strength of customer demand for various types of motor vehicles and products. A decrease in consumer demand for motor vehicles in general or specific types of vehicles and/or products could adversely impact our ability to implement our strategy. See "Risk Factors—Risks Relating to Our Business" for other potential risks that may impact the successful implementation of our business strategy.

Products

        Our principal product lines are rack systems, towing systems and accessories. For fiscal 2003, 48% of our net sales were derived from rack systems and accessories and 52% were derived from towing systems and accessories.

        Over the last few years, we have begun to design and manufacture new complementary products, such as running boards and pickup truck cargo management systems that includes bed cleats and cross rails. These new products share common customer procurement practices, manufacturing technologies and distribution channels with our existing rack systems and towing systems.

  Rack Systems

        Fixed Rack Systems.    We supply fixed roof rack systems for individual vehicle models that generally are sold to the automotive OEMs for installation at the factory. They are supplied for a model for the life of its design, which generally ranges from four to six years. Our fixed rack systems are designed to complement the styling themes of a particular vehicle, as well as to increase the utility and functionality of the rack system. These rack systems are utilized on a large number of light trucks, including BMW X5, Cadillac Escalade, Chevrolet Suburban, Tahoe and Trailblazer, DaimlerChrysler minivans, Dodge Durango, GMC Yukon and Envoy, Jeep Grand Cherokee and Liberty, Mercedes Benz M-Class and Oldsmobile Bravada.

        Most of the fixed rack systems we sell are composed of side rails, which run along both sides of the vehicle's roof. In many cases, the rack system also includes cross rails attached to the side rails with stanchions that are typically movable and can be used to carry a load. We use advanced materials such as lightweight, high strength plastics and roll formed aluminum to develop durable rack systems that increase vehicle performance. Many of these products incorporate innovative features such as push button and pull lever stanchions, which allow easy movement of the cross rails to accommodate various size loads.

        Detachable Rack Systems.    We also supply a full line of detachable roof rack systems for both the automotive and sporting accessory aftermarkets. A detachable rack system typically consists of cross rails attached to the roof of a vehicle by removable mounting clips. In addition, we design and manufacture lifestyle accessories for both the automotive and sporting accessory aftermarkets. These accessories typically attach to our towing or rack systems and are used for carrying items such as bicycles, skis, luggage, surfboards and sailboards.

  Towing Systems

        We design and manufacture fixed and detachable towing systems, as well as a line of towing accessories. Our towing system products fit most vehicles commonly used for towing in Europe and North America, with over 2,000 SKUs in our product line. We are the largest supplier of towing systems in the world, with the leading market position in Europe and the second leading position in North America, with approximate market shares during 2003 of approximately 32% and 16%, respectively.

        Our towing systems sold in Europe are installed primarily on light vehicles. In Europe, we sell both fixed ball towbars as well as more sophisticated detachable ball systems. Fixed ball towbars are designed to be permanently attached to a vehicle, while detachable ball systems are designed so that the towing ball can be easily removed when not in use. The detachable ball systems are becoming increasingly popular, especially with owners of more expensive cars and for cars on which the license plates would otherwise be blocked by a fixed ball towbar. Our towing systems sold in Europe are designed to satisfy EC regulatory standards and undergo durability and safety testing in order to comply with these standards. Our towing systems sold in North America primarily are installed on light trucks and recreational vehicles.

        As new vehicles are introduced, we design towing systems to match the specific vehicle design. We have introduced many innovative product designs such as the tubular trailer hitch, which is lighter in weight, less obtrusive and stronger than the conventional hitch. Many of our product innovations have enabled us to improve the functionality and safety of towing systems while, at the same time, enhancing the overall appearance of vehicles utilizing these towing products.

        We also offer a line of towing accessory products that includes carriers for bicycles and other gear, trailer balls, ball mounts, electrical harnesses, safety chains and locking hitch pins.

  New Products

        We continue to seek to expand our business by offering new products that share common customer procurement practices, manufacturing technologies and distribution channels with our existing products. For example, our recently introduced accessory products include pickup truck bed rails, running boards and rack and towing accessories. These new products currently account for only a small portion of our revenues, but we believe they possess strong growth prospects.

Customers and Marketing

        Sales to OEM and aftermarket customers represented 67% and 33% of our net sales, respectively, for fiscal 2003.

  Automotive OEMs

        We obtain most of our new orders through a sourcing process by which the customer invites a few preferred suppliers to design and manufacture a component or system that meets certain price, timing, functional and aesthetic parameters. Upon selection at the development stage, we typically agree with the customer to cooperate in developing the product to meet the specified parameters. Upon completion of the development stage and the award of the manufacturing business, we receive a purchase order that covers parts to be supplied for a particular car model. These supply arrangements typically involve annual renewals of the purchase order over the life of the model, which is generally four to six years. We compete to supply parts for successor models even though we may currently supply parts on the predecessor model. Sales to OEMs are made directly by our internal sales staff and outside sales representatives. With most OEMs, including DaimlerChrysler and General Motors, we enter into a contract for the life of a particular vehicle model. These contracts provide the general terms and conditions for the supply of goods and services to the OEM. From time to time under these contracts, OEMs issue purchase orders for the products listed in the contract.

        We sell our products to most of the OEMs producing vehicles in North America and Europe, including BMW, DaimlerChrysler, Fiat, Ford, General Motors, Kia, Mitsubishi, Nissan, Opel, SEAT, Skoda, Subaru, Toyota, Volkswagen and Volvo. DaimlerChrysler and General Motors are our largest customers. Sales to DaimlerChrysler and General Motors were 18% and 23%, respectively, of our aggregate net sales for fiscal 2003.

  Automotive Aftermarket

        The automotive aftermarket consists of autoparts retailers and distributors as well as installers of automotive accessories. The largest of our aftermarket customers include Ace Hardware, Balkamp, Brezan, Canadian Tire, Coast Distribution System, Feuvert, Norauto and U-Haul. We sell our products directly into the automotive aftermarket through a number of channels, including wholesalers, retailers and installers, through our internal sales force and through third party sales representatives.

        Our sales in the automotive aftermarket are seasonal. Historically, the highest sales have been in the second quarter of each year, followed by the first quarter.

Product Design, Development and Testing

        We believe that we are a leader in the design of towing systems, rack systems and accessories and that our products have a reputation for quality, reliability and performance. Our in-house engineering and design staff consists of approximately 135 technical personnel. We hold more than 70 U.S. and foreign patents and have numerous patent applications pending. In addition, we hold various trademarks. No single patent or trademark is material to our operations.

        We spent approximately $9.6 million, $8.5 million, and $9.4 million on engineering and research and development for the years 2003, 2002, and 2001, respectively.

        When an OEM is in the process of developing a new model, which is usually two to four years in advance of the model's introduction, it typically approaches a supplier with a request to supply the required towing system or rack system. Our product development engineers then work closely with the OEM to develop a product that satisfies the OEM's aesthetic and functional requirements. We believe that this relationship provides us with a competitive advantage in the aftermarket because, in many cases, we already possess the knowledge to create accessories compatible with new model vehicles prior to release.

        We have extensive testing capabilities, which enable us to test and certify our products. We have purchased or developed specialized testing equipment for use specifically in our testing laboratories. We subject our products to tests which we believe are more demanding than conditions that occur during normal use.

        We test our European towing products for compliance with EC regulatory requirements in our own laboratory under the control of an independent institute that is authorized by the EC to approve the towing systems for sale. Our quality assurance system is regularly audited by this independent institute and by our automotive OEM customers. We have continually been awarded the highest distinction of achievement by the independent institute.

Manufacturing Process

        Our manufacturing operations are directed toward achieving ongoing quality improvements, reducing manufacturing and overhead costs, realizing efficiencies and adding flexibility. We have organized our production process to reduce the number of manufacturing functions and the frequency of material handling, which we believe has resulted in quality improvements and has reduced costs. In addition, we use cellular manufacturing, which improves scheduling flexibility, productivity and quality, while reducing work in process and costs.

        Our manufacturing operations involve metal cutting, bending, cold forming, roll forming, stamping, welding, plastic injection molding, painting, assembly and packaging. We perform most manufacturing operations in-house, but outsource certain processes depending on the capabilities and capacities of individual plants, as well as cost considerations. For example, while some of our towing systems manufacturing facilities have painting capabilities, we have chosen to outsource the painting of our rack systems.

        We have established quality procedures at each of our facilities and strive to manufacture high quality products. We have achieved ISO-9000 or QS-9000 certification for most of our manufacturing and engineering facilities, including all of our OEM manufacturing and engineering facilities, and are in the process of obtaining certification for some of our other facilities. We have received numerous quality and performance awards from our OEM customers, including DaimlerChrysler's Gold Award, Ford's Q-1 Award, General Motors' Supplier of the Year Award, Kia's Preferred Supplier Award and Toyota's Distinguished Supplier Award.

Raw Materials

        Numerous raw materials are used in the manufacture of our products. Steel, which is purchased in sheets, rolls, bars or tubes, and resin accounted for the most significant components of our raw material costs in 2003. We also purchase significant amounts of aluminum and plastics. We have various suppliers globally and are not dependent on any one supplier or small group of suppliers for any of our raw materials. We are committed to supplier development and long-term supplier relationships. However, most of our raw material demands are for commodities and, as such, can be purchased on the open market on an as needed basis. We select among available suppliers by comparing cost, consistent quality and timely delivery, as well as compliance with QS-9000 and ISO-9000 standards.

        During the fourth quarter of 2003 and continuing into the first quarter of 2004, our cost of steel has increased dramatically and, in some instances, availability has become uncertain. Industry forecasts suggest that further price increases are expected into at least mid-2004. Factors contributing to the price increase and shortages include the increasing demand for steel products from China together with a weakening U.S. dollar, the consolidation in the steel producing industry and a reduction in overall production capacity. During 2003, our purchases of steel or components with a high steel content were approximately $35 million. Steel price increases through the first quarter of 2004 have generally ranged from 5% to 25%, depending upon the supplier, the product purchased and geographic location. Steel price increases and shortages mostly impact our Valley and Brink operations where we are working with our suppliers to ensure availability and meeting with customers to discuss the impact of our increased costs.

Backlog

        Products sold to OEMs generally are sourced exclusively to us, and production and shipment to the OEMs is dependent upon their weekly vehicle production release schedules. We typically negotiate annual pricing agreements with our aftermarket customers without firm order commitments. As a result, backlog orders generally are minimal.

Competition

        Our industry is highly competitive. Although we are one of the world's largest suppliers of rack and towing systems, a large number of competitors exist, some of which are larger than us and have substantially greater resources than the we do. In the rack systems and accessories market, our competitors include Graber Products, JAC Holding, Thule International, Yakima Products and several smaller competitors. In the towing systems market, we compete with Bosal, the Cequent Towing Group of Trimas, The Oris Group, Westfalia and numerous smaller competitors.

        We compete primarily on the basis of product quality, cost, timely delivery, customer service, engineering and design capabilities and new product innovation in both the OEM market and automotive aftermarket. We believe that, as OEMs continue to strive to reduce new model development cost and time, innovation and design and engineering capabilities will become even more important as a basis for distinguishing competitors. We believe we have leading capabilities in both of these areas.

        In the automotive aftermarket, we believe that our wide range of products is a competitive advantage. For example, we have developed towing systems to fit almost every light vehicle used for towing in North America and Europe. We believe our competitive advantage in the aftermarket is enhanced by our close relationship with OEMs, allowing us access to automobile design at an earlier time than many of our competitors.

Environmental Regulation

        Our operations, both in the United States and throughout Europe, are subject to foreign, federal, state and local environmental laws and regulations that limit discharges into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes and require cleanup of contaminated soil and groundwater. These laws are often complex, change frequently and have tended to become stronger over time.

        In jurisdictions such as the United States, such obligations, including but not limited to those under the Comprehensive Environmental Response, Compensation & Liability Act, may be joint and several and may apply to conditions at properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which waste or other contamination attributable to an entity or its predecessors have been sent or otherwise come to be located. These laws may also impose liability for personal injury, property damage to natural resources due to the presence of, or exposure to, hazardous substances. In addition, many of these laws provide for substantial fines, orders (including orders to cease operations) and criminal sanctions for violations. All of our operations and properties must comply with these laws and, in some cases, we are required to obtain and maintain permits in connection with our operations and activities. Although we believe that we are in material compliance with these permits and the applicable environmental laws, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations.

        We have incurred and expect to incur costs for our operations to comply with the requirements under applicable environmental laws, and these costs could increase in the future. While these costs have not been significant, we cannot guarantee they will not be material in the future. We anticipate that standards under environmental laws and regulations will continue to tighten.

        There are no existing environmental claims against us. We are conducting remediation at our facility located in Port Huron, Michigan which arises out of historical facility operations prior to our operation or ownership. We are entitled to indemnification for the costs associated with this remediation by Metaldyne Corporation. While we do not expect to incur independent costs associated with this matter, there can be no assurance that all costs will be covered by indemnification. Soil and groundwater contamination attributable to solvents has been identified in areas near our manufacturing facility in Lodi, California. The city of Lodi has initiated action to identify sources and remedial options, as well as to require responsible parties to pay for related costs and damages. No claim has been made or threatened against us. However, we cannot guarantee that we will not in the future incur liability under environmental laws and regulations with respect to contamination at this or other sites currently or formerly owned or operated by us (including contamination caused by prior owners and operators of such sites), or the off-site disposal of hazardous substances. We have obtained insurance coverage for some environmental liabilities for certain of our U.S. and foreign based facilities, subject to certain time and dollar limits and exceptions and exclusions under the policy which may operate to preclude or afford only partial coverage of any future liability. See "Risk Factors—Environmental laws and regulations may impose risks and costs on us."

Employees

        At December 31, 2003, we had approximately 2,300 employees, of whom approximately 1,000 are hourly employees and approximately 1,300 are salaried personnel. Approximately 200 of our employees in the United States at the Port Huron, Michigan facility are represented by the Teamsters Union. Collective bargaining agreements with the Teamsters Union affecting these employees are in place until April 2007. As is common in many European jurisdictions, substantially all of our approximately 850 employees in Europe are covered by country-wide collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

        Our executive offices are located in 14,550 square feet of leased space in Sterling Heights, Michigan. We have 29 facilities with approximately 2.4 million square feet of space. We believe that substantially all of our property and equipment is in good condition, subject to normal wear and tear and that it has sufficient capacity to meet our current and projected manufacturing and distribution needs.

        Our facilities are as follows:

Location	Principal Functions	Square Feet	Owned/Leased	Lease Expiration*
North America
Shelby Township, Michigan	Manufacturing	74,800	Leased	2033
Shelby Township, Michigan	Manufacturing	13,000	Leased	2008
Port Huron, Michigan	Manufacturing	216,000	Leased	2033
Greenwood, Mississippi	Manufacturing	101,000	Leased	2022
Sterling Heights, Michigan	Administration and engineering	14,550	Leased	2015
Sterling Heights, Michigan	Manufacturing	58,000	Leased	2006
Madison Heights, Michigan	Administration and manufacturing	90,000	Leased	2004
Madison Heights, Michigan	Engineering and manufacturing	18,000	Leased	2004
Williston, Vermont	Warehousing	10,000	Leased	2006
Wyandotte, Michigan	Manufacturing	5,000	Leased	2004
Lodi, California	Administration, engineering and manufacturing	150,000	Owned	—
Lodi, California	Warehousing	77,760	Leased	2005
Grove City, Ohio	Warehousing	70,644	Leased	2006
Dallas, Texas	Warehousing	23,800	Leased	2005
Granby, Quebec	Administration, manufacturing and warehousing	156,450	Leased	2008

Bromptonville, Quebec	Manufacturing	5,000	Leased	Month to Month
Hamer Bay, Ontario	Manufacturing	15,000	Owned	—
Barrie, Ontario	Manufacturing and warehousing	5,200	Leased	Month to Month
Europe
Sandhausen, Germany	Administration and engineering	5,000	Leased	Month to Month
Barcelona, Spain	Manufacturing	6,200	Leased	2004
Bakov and Jizerou, Czech Republic	Manufacturing	34,000	Leased	Month to Month
Staphorst, The Netherlands	Administration, engineering manufacturing, and warehousing	405,000	Owned	—
Hoogeveen, The Netherlands	Manufacturing	185,000	Owned	—
Fensmark, Denmark	Manufacturing and warehousing	95,000	Owned	—
Nuneaton, United Kingdom	Manufacturing and warehousing	75,000	Owned	—
Vanersborg, Sweden	Manufacturing and warehousing	160,000	Leased	2006
Wolsztyn, Poland	Warehousing	5,000	Leased	Month to Month
Reims, France	Manufacturing and warehousing	151,000	Leased	2015
St. Victoria di Gualtieri, Italy	Administration, engineering, manufacturing and warehousing	170,000	Leased	2008

*
Gives effect to all renewal options.

Legal Proceedings

        In February 1996, AAS commenced an action against two former employees alleging breach of contract under the terms of an October 1992 purchase agreement and employment agreements. The individuals then filed a separate lawsuit against AAS alleging breach of contract under these same agreements. The litigation resulted in a judgment against AAS in the amount of approximately $3.8 million, plus attorney's fees and pre- and post-judgment interest awarded by the trial court. Both AAS and the former employees appealed the judgment before the United States Court of Appeals for the Sixth Circuit. To secure its appeal, prior to closing of the acquisition, AAS issued a letter of credit in the amount of $8.3 million for the benefit of the former employees. In connection with the acquisition, CHAAS Holdings is entitled to indemnification from the sellers, without regard to any threshold, cap or time limitation, for any losses incurred by CHAAS Holdings and its affiliates in connection with this litigation. At closing of the acquisition, the sellers deposited with the financial institution that issued the letter of credit $9.0 million in cash in a separate escrow account to cash collateralize the letter of credit and to secure the sellers' obligations to pay all losses incurred by AAS and its affiliates in connection with this litigation. In June 2003, the Court of Appeals entered a judgment that reduced the judgment against AAS from $3.8 million to $2.8 million and reduced the interest rate used in calculating pre-judgment interest. In August 2003, the judgment was satisfied by way of a payment from the escrow account to the employees in the amount of approximately $5.6 million. The remaining proceeds of the escrow account were distributed to the sellers, except for $500,000 which remained in escrow to secure a contingent obligation of the sellers to pay approximately $350,000 in post-trial legal fees claimed by the former employees, which amount remains in dispute. In conjunction with the satisfaction of the judgment, the letter of credit was canceled.

        In addition to the above, from time to time, we are subject to routine legal proceedings incidental to the operation of our business. The outcome of any threatened or pending proceedings is not expected to have a material adverse effect on our financial condition, operating results or cash flows, based on our current understanding of the relevant facts.

MANAGEMENT

        The following table sets forth as of April 1, 2004 certain information regarding the members of the board of managers or board of directors, as applicable, of the issuer, and our parent. In addition, the table sets forth information regarding the executive officers of the issuer and certain of our other senior officers. Each of the individuals has served as a member of the applicable board of managers or board of directors and/or as an officer, as the case may be, since the dates indicated below in their biographical data.

Name	Age	Position
Terence C. Seikel	47	Director, President and Chief Executive Officer of the issuer; Member of our parent's Board of Managers
Ronald J. Gardhouse	57	Executive Vice President and Chief Financial Officer of the Issuer
Richard E. Borghi	57	President and Chief Operating Officer of SportRack
Gerrit de Graaf	40	General Manager and Chief Executive Officer of Brink
Bryan A. Fletcher	45	President and Chief Operating Officer of Valley Aftermarket (a division of Valley)
Barry G. Steele	33	Director, Vice President of Finance, Chief Accounting Officer, Secretary and Treasurer of the issuer
John K. Castle	63	Member of our parent's Board of Managers
Marcel Fournier	49	Member of our parent's Board of Managers
William M. Pruellage	30	Member of our parent's Board of Managers
Gian Luigi Buitoni	48	Member of our parent's Board of Managers
Thomas W. Cook	66	Member of our parent's Board of Managers
Christian Coumans	65	Member of our parent's Board of Managers
Erick A. Reickert	68	Member of our parent's Board of Managers

        Terence C. Seikel has served in the automotive industry for 18 years and has been a member of the board of managers of our parent since April 2003. Mr. Seikel is also a director and the President and Chief Executive Officer of the issuer since January 2004. Mr. Seikel has also been President and Chief Executive Officer and a member of the board of managers of AAS since April 1999. From January 1996 until April 1999, Mr. Seikel served as Vice President of Finance and Administration and Chief Financial Officer of AAS and SportRack. From 1985 to 1996, Mr. Seikel was employed by Larizza Industries, a publicly held supplier of interior trim to the automotive industry, in various capacities including Chief Financial Officer.

        Ronald J. Gardhouse has served in the automotive industry for 25 years and has been the Executive Vice President and Chief Financial Officer of Advanced Accessory Systems since April 2004. Mr. Gardhouse began his career in Public Accounting with Deloitte & Touche, followed by 25 years with Daimler Chrysler in a succession of finance and operating assignments, both domestic and international, including: Assistant Corporate Controller; Deputy Managing Director—Chrysler Mexico; Assistant Corporate Treasurer; and President—Asia Pacific Operations. Mr. Gardhouse is a CPA and earned his BBA at Eastern Michigan University and his MBA at Michigan State University.

        Richard E. Borghi has served in the automotive industry for 34 years and has been President and Chief Operating Officer of SportRack since April 1999. From 1995 until April 1999, Mr. Borghi served as Executive Vice President of Operations and Chief Operating Officer of SportRack. From 1988 to 1995, Mr. Borghi held various senior management positions with MascoTech Inc., and was the Executive Vice President of Operations of the MascoTech Accessories division at the time of its acquisition by AAS.

        Gerrit de Graaf joined Brink in 1996 as Managing Director and Chief Executive Officer. From 1989 to 1996, he worked with Philips Medical Systems; the last two years as Marketing Manager in the United States. From 1989 to 1992, he worked as a consultant in the forecasting, logistics and human resource management fields. Mr. De Graaf holds a Master Degree in Mechanical Engineering from the University of Delft and a Master Degree in Industrial Engineering from the University of Eindhoven.

He also holds an MBA Degree from the University of Antwerp affiliated with the Kellogg Institute of the Northwestern University of Chicago.

        Bryan A. Fletcher has served in the automotive industry for 13 years and has been President and Chief Operating Officer of Valley Aftermarket (a division of Valley) since July 2000. From 1991 until July 2000, Mr. Fletcher served as Vice President of Aftermarket Operations of Valley.

        Barry G. Steele has been a director and the Chief Financial Officer, Secretary & Treasurer of the issuer since January 2004. Mr. Steele has been the Chief Financial Officer of AAS since April 2002. Prior to that Mr. Steele served as Corporate Controller of AAS from June 1999 until March 2002 and as Treasurer from July 2001 until March 2002. From September 1997 until June 1999, Mr. Steele served as Manager of Financial Reporting of AAS. From 1993 to September 1997, Mr. Steele was employed by Price Waterhouse LLP.

        John K. Castle has been on the board of managers of our parent since April 2003. Mr. Castle is Chairman and Chief Executive Officer of Castle Harlan. Immediately prior to forming Castle Harlan in 1986, Mr. Castle was President and Chief Executive Officer of Donaldson, Lufkin, & Jenrette, Inc., one of the nation's leading investment banking firms. At that time, he also served as a director of the Equitable Life Assurance Society of the U.S. Mr. Castle is a board member of Adobe Air Holdings, Inc., American Achievement Corporation, Wilshire Restaurant Group, Inc., Morton's Restaurant Group, Inc. and various private equity companies. Mr. Castle has also been elected to serve three, five-year terms as a trustee of the Massachusetts Institute of Technology. He has served for twenty-two years as a trustee of New York Medical College, including eleven of those years as Chairman of the Board. He is a member of the Board of the Whitehead Institute for Biomedical Research, and was Founding Chairman of the Whitehead Board of Associates. He is also a member of The New York Presbyterian Hospital Board of Trustees, the University Visiting Committee for The Harvard Business School and Chairman of the Columbia-Presbyterian Health Sciences Advisory Council. Mr. Castle received his bachelors degree from the Massachusetts Institute of Technology, his MBA as a Baker Scholar with High Distinction from Harvard, and an Honorary Doctorate of Humane Letters from New York Medical College.

        Marcel Fournier has been on the board of managers of our parent since April 2003. Mr. Fournier is a Managing Director of Castle Harlan. He is also a board member of APEI Holdings Corporation and Gravograph New Hermes Holding LLC. Prior to joining Castle Harlan in December 1995, Mr. Fournier held various positions, including Managing Director, at the investment banking group of Lepercq, de Neuflize & Co., Inc. from 1981 to 1995. From 1979 to 1981, Mr. Fournier was Assistant Director of the United States office of the agency of the French Prime Minister. Mr. Fournier received his M.B.A. from the University of Chicago in 1979, his Masters in Economics from the Université de la Sorbonne and a degree in Civil Engineering from the École Speciale des Travaux Publics.

        William M. Pruellage has been on the board of managers of our parent since April 2003. Mr. Pruellage is a Managing Director of Castle Harlan. Mr. Pruellage is also a board member of Universal Compression, Inc., American Achievement Corporation, Verdugt Holdings, LLC. and Wilshire Restaurant Group, Inc. Prior to joining Castle Harlan in July 1997, Mr. Pruellage worked in the Mergers and Acquisitions group of Merrill Lynch & Co., where he assisted clients in strategic planning and corporate mergers.

        Gian Luigi Buitoni has been on the board of managers of our parent since June 2003. From 2001 to 2003, he was the President of Polo Ralph Lauren Europe. From 1992 to 2001, Mr. Buitoni was the President of Ferrari North America. He has published a book, entitled "Selling Dreams", on branding and high-end marketing. Mr. Buitoni received his Doctorate from the HEC, his M.B.A. from Insead, and his Bachelors degree from the HEC.

        Thomas W. Cook has been on the board of managers of our parent since June 2003. Mr. Cook was the President and CEO of Truck Components Inc., or TCI, from 1994 to 2000 and President of Gunite

Corporation, a subsidiary of TCI, from 1991 to 2000. Mr. Cook was President and Chief Executive Officer of Redlaw Industries, Inc., an automobiles parts manufacturer from 1986 to 1991. Mr. Cook held various positions with ITT Grinnell Corporation from 1967 to 1986 and became the President in 1983. Mr. Cook is also a board member of StackTeck Systems, Inc. Mr. Cook received his Bachelor of Science in metallurgical engineering from University of Missouri.

        Christian Coumans has been on the board of managers of our parent since June 2003. He served as Managing Director of Sommer Multipiso, Sao Paulo, Brasil from 1980 to 1984 and was president of Sommer Allibert North America from 1985 to 1997. Mr. Coumans is also currently a Director of DTP Holding, France. Mr. Coumans graduated from FUCAM, Catholic University of Mons, Belgium, MBA equivalent.

        Erick A. Reickert has been on the board of managers of our parent since June 2003. Mr. Reickert was the President and Chief Executive Officer of New Venture Gear, Inc., a joint venture between GM and Chrysler, between September 1992 and January 1996. Prior to that time, Mr. Reickert was Chairman and Chief Executive Officer of Chrysler Mexico and Vice President Program Management, responsible for the product planning of all cars, trucks and power trains. From June 1965 to January 1984 he was employed by Ford Motor Company in a variety of product planning positions. Mr. Reickert is currently on the boards of Junior Achievement of Southeastern Michigan and The Children's Center of Wayne County Michigan. Mr. Reickert received an MBA from Harvard Business School and a BS degree in Engineering from Northwestern University.

Summary Compensation Table

        The following table sets forth information regarding the compensation during 2003, 2002 and 2001 of our chief executive officer and each of our four other most highly compensated executive officers serving in that capacity at the end of 2003.

			Annual Compensation			Compensation Awards
Other Annual Compensation ($)
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Long-Term Compensation Awards	Securities Underlying Options (#)	All Other Compensation ($)
Terence C. Seikel President and Chief Executive Officer of the issuer, our parent, AAS and SportRack	2003 2002 2001	275,000 265,000 265,000	188,083 175,000 115,000	— — —	— — —	— — —	5,975 4,506 5,100
Barry G. Steele Vice President of Finance, Chief Accounting Officer of the issuer, AAS, Chief Executive Officer of AAS Capital and Controller of our parent	2003 2002 2001	141,750 134,105 106,950	100,250 42,000 20,000	— — —	— — —	— — —	4,253 4,013 2,506
Richard E. Borghi President and Chief Operating Officer of SportRack	2003 2002 2001	293,385 306,419 324,964	118,917 125,000 105,000	— — —	— — —	— — —	6,050 4,494 2,100
Gerrit de Graaf General Manager and Chief Executive Officer of Brink	2003 2002 2001	194,650 165,168 151,577	151,269 38,899 41,250	— — —	— — —	— — —	— — —
Bryan Fletcher President and Chief Operating Officer of Valley	2003 2002 2001	155,000 151,316 142,000	70,104 50,000 57,200	— — —	— — —	— — —	400 400 400

        At the closing of the acquisition, the Predecessor's 1995 Option Plan was terminated and five of our executive employees entered into a separate vesting unit repurchase agreement with our parent. The five executive employees purchased common equity units of our parent, which are subject to vesting under the terms of their vesting unit repurchase agreements. The executive employees who purchased the common units, together with the number of common units purchased are as follows: Terence C. Seikel (806 common units), Barry G. Steele (161 common units), Richard E. Borghi (483 common units), Gerrit de Graaf (322 common units) and Bryan Fletcher (161 common units). See "—Vesting Unit Repurchase Agreements" and "Security Ownership of Certain Beneficial Owners and Management."

Compensation of Directors

        The issuer's directors do not receive director's fees. Four board members of our parent, Messrs. Buitoni, Cook, Coumans & Reickert, are entitled to receive compensation for their services at the rate of $25,000 per year.

Compensation Committee Interlocks and Insider Participation

        Other than Mr. Seikel, who is an executive officer and director of the issuer and a manager on our parent's board of managers, there are no compensation committee interlocks (i.e., no executive officer of the issuer or of our parent serves as a member of the board or the compensation committee of another entity which has an executive officer serving on the board of the issuer, our parent's board or on the compensation committee of any such entity).

Employment Agreements

  General

        Messrs. Seikel, Borghi and Fletcher have employment agreements with our parent that extend until April 15, 2004, subject to automatic renewal providing that one year always remains on the term, unless employment is terminated as discussed below. Their agreements provide for an annual base salary of $260,000 for each of Mr. Seikel and Mr. Borghi and $155,000 for Mr. Fletcher, an annual bonus in a range of 50% to 70% of base salary for Mr. Seikel and a range of 30% to 50% of base salary for Messrs. Borghi and Fletcher, in all cases, subject to the achievement of performance goals established by the board of managers of our parent. In addition, each of Messrs. Seikel, Borghi and Fletcher shall be entitled to participate in all benefit plans offered to other senior executive officers. Our parent has agreed to cause one or more of its subsidiaries to satisfy any payment obligations under these employment agreements to the extent that it does not have sufficient funds to do so.

        Mr. de Graaf has an employment agreement with Brink. His agreement provides for an annual base salary of NGL 170,000 (which is equal to US$214,200 based on a dollar to euros exchange rate of 1.26:1 as of December 31, 2003) and an annual bonus in a range of 30% to 50% of base salary, subject to the achievement of performance goals. In addition, Mr. de Graaf is entitled to participate in customary benefit plans.

        Mr. Gardhouse has an employment contract with our parent that extends until March 15, 2005, subject to automatic extension after such date by one (1) day to always be not less than one (1) year, unless employment is terminated as discussed below. The agreement provides for an annual base salary of $225,000, and an annual bonus in a range of 30% to 60% of base salary, subject to the achievement of performance goals established by the board of managers of our parent. For 2004, this bonus shall be prorated based on the period from March 15, 2004 to December 31, 2004. Mr. Gardhouse shall be entitled to participate in all customary benefit plans offered to other executive officers.

  Termination Provisions

        If any of Messrs. Seikel, Borghi or Fletcher is terminated without "cause" or terminates his employment with "employee good reason," in each case, as these terms are defined in the employment agreements, he will receive his base salary until the end of the term (in the case of a without cause termination) or for twelve months (in the case of a with employee good reason termination), a pro rata portion of his annual bonus and reimbursements of continuation health insurance premiums until the earlier of twelve months after termination of employment and the day on which he is included in another employer's insurance program.

        If Mr. de Graaf is terminated for a reason other than "cause," as defined in his employment agreement, he is entitled to receive a payment in an amount derived by the following formula: (50% + years of service x 20%) × (annual salary + holiday allowance + bonus), with a maximum of one-year's annual salary + holiday allowance + bonus.

        If Mr. Gardhouse is terminated for cause, he shall be entitled to receive his base salary through the date of termination. If Mr. Gardhouse is terminated without "cause", then in lieu of additional salary payments, he shall be paid (i) (A) if termination occurs prior to March 15, 2005, his base salary for 6 months after termination, (B) if termination occurs on or after March 15, 2005 but prior to March 15, 2006, his base salary for 9 months after termination and (C) if termination occurs on or after March 15, 2006, his base salary for 12 months after termination, plus (ii) a pro rata portion of any applicable bonus that is determined by the board, such bonus to be determined at year end, based on the period of months from January 1 of the year of termination of employment to the date of termination of employment multiplied by (A) 50% if termination occurs prior to March 15, 2005, (B) 75% if termination occurs on or after March 15, 2005 but prior to March 15, 2006 and (C) 100% if termination occurs on or after March 15, 2006 and (iii) reimbursement for COBRA premiums through the earlier of (a) the expiration of the applicable term of the agreement and (b) the day on which Mr. Gardhouse is included in another employer's insurance program. If Mr. Gardhouse is terminated with "Employee Good Reason", in lieu of additional salary payments for periods subsequent to the date of such termination, we shall pay him (i) his base salary for a period of twelve (12) months after such termination plus (ii) a pro rata portion of the bonus that is determined by the board, if any, such bonus to be determined at year end, based on the period of months from January 1 of the year of termination of employment to the date of termination of employment and (iii) reimbursement for COBRA premiums through the earlier of (a) 12 months after termination of employment and (b) the day on which Mr. Gardhouse is included in another employer's insurance program. Upon a voluntary termination without "Employee Good Reason", Mr. Gardhouse shall be entitled to receive his base salary through the date of termination.

Vesting Unit Repurchase Agreements

        At the closing of the acquisition, five of our employees purchased an aggregate of approximately 3.33% of our parent's outstanding common units. In connection with these purchases, each of the employees entered into a separate vesting unit repurchase agreement with our parent that governs the rights, vesting and repurchase of these units. Each vesting unit repurchase agreement provides that all common units are initially unvested and have no rights attached to them, including, without limitation, any rights to distributions, allocations of income or losses, voting or otherwise, except to the extent such unvested units become vested units in accordance with the vesting unit repurchase agreement. Our parent has agreed to cause one or more of its subsidiaries to satisfy any payment obligations under the vesting unit repurchase agreements to the extent that it does not have sufficient funds to do so.

        One-third of the common units vest on each of the first, second and third anniversaries of the first day of the month immediately following the employee's purchase of the units, subject to the Castle Harlan Group achieving an assumed annualized internal rate of return of 30% on its total equity investment in our parent and its subsidiaries. The Castle Harlan Group's internal rate of return is determined as of the end of the twelve month period ended on the last day of the fiscal quarter immediately preceding each such anniversary by calculating the proceeds the Castle Harlan Group would receive in a hypothetical sale of our parent, assuming our parent was valued at an amount equal to 5.65 times the consolidated EBITDA of our parent and its subsidiaries, adjusted for certain non-recurring items, as of the end of such twelve month period and after making appropriate adjustments for cash and indebtedness of our parent and its subsidiaries and other specified items described in the vesting unit repurchase agreement.

        The agreement also provides that if there is a change in control (as defined in the vesting unit repurchase agreement) prior to April 15, 2006, the total number of common units that have not yet vested would be accelerated, subject to the Castle Harlan Group achieving a 30% annualized internal rate of return on its total equity investment in our parent and its subsidiaries based on the proceeds the Castle Harlan Group actually receives in the change in control. Any common units that have not vested on or before April 15, 2006, whether on an annual basis or upon a change in control, will never become vested under the unit vesting repurchase agreement.

        Upon a termination of an employee's employment, our parent has the right, but not the obligation, to repurchase within 60 days of the date of termination (i) the unvested common units at the cost initially paid by the employee for such units, without interest, and (ii) the vested units at fair market value, determined in the same manner that vesting is determined as described above. If termination of an employee's employment is for "cause" (as defined in the vesting unit repurchase agreements) or without "employee good reason" (as defined in the vesting unit repurchase agreements), then all common units are deemed to be unvested. Our parent is obligated to repurchase any unvested units upon consummation of a change in control at the cost initially paid by the employee for such units, without interest.

Rollover Securities Purchase Agreement

        In connection with the acquisition, class A units and options to purchase class A units consisting of approximately 1.5% of the equity interests of AAS previously held by three of our employees were cancelled and our parent issued common and preferred units and new options to acquire common and preferred equity interests in our parent, all of which were fully vested upon issuance. Our parent has entered into a rollover securities repurchase agreement with each of these employees governing the repurchase of the new common and preferred units and options to purchase such units. Our parent has agreed to cause one or more of its subsidiaries to satisfy any payment obligations under the rollover securities purchase agreements to the extent that it does not have sufficient funds to do so.

        Upon a termination of an employee's employment for "cause" (as defined in the rollover securities repurchase agreements), our parent has the right, but not the obligation, to repurchase (i) the common units at the lesser of (x) the cost paid by the employee for such common units and (y) the fair market value (determined in the same manner fair market value is determined under the vesting unit repurchase agreements described above), less, in the case of options being repurchased, the exercise price for such common units and (ii) the preferred units at the liquidation value of such preferred units, assuming our parent was liquidated on the relevant determination date, less, in the case of options, the exercise price for such preferred units.

        Upon a termination of an employee's employment for any reason other than "cause," our parent has the right, but not the obligation, to repurchase (i) the common units at the fair market value (determined in the same manner fair market value is determined under the vesting unit repurchase agreements described above), less, in the case of options being repurchased, the exercise price for such common units and (ii) the preferred units at the liquidation value of such preferred units, assuming our parent was liquidated on the relevant determination date, less, in the case of options, the exercise price for such preferred units.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        As of April 1, 2004, our parent's outstanding capitalization consisted of approximately 52,187 common units and approximately 529,815 preferred units. The issuer is a direct wholly-owned subsidiary of our parent.

        The following table sets forth information with respect to the beneficial ownership of our parent's units as of April 1, 2004 by:

  •
  each person who is known by us to beneficially own 5% or more of our parent's outstanding units;

  •
  each of our parent's managers; and

  •
  each of our executive officers named in the Summary Compensation Table and all of our parent's managers and our executive officers as a group.

        To our knowledge, each of the holders of units listed below has sole voting and investment power as to the units owned unless otherwise noted.

Name and Address of Beneficial Owner (1)	Number of Common Units	Percentage of Total Common Units (%)	Number of Preferred Units	Percentage of Total Preferred Units (%)
Advanced Accessory Acquisitions, LLC (2)	41,750.00	80.00	439,547.87	82.96
John K. Castle (3)	52,187.00	100.00	439,547.87	82.96
HarbourVest Partners VI-Direct Fund L.P.	5,000.00	9.58	52,640.46	9.94
Stockwell Fund L.P.	3,000.00	5.75	31,584.28	5.96
Marcel Fournier	—	—	—	—
William M. Pruellage	—	—	—	—
Gian Luigi Buitoni	—	—	—	—
Thomas W. Cook	—	—	—	—
Christian Coumans	—	—	—	—
Erick A. Reickert	—	—	—	—
Terence C. Seikel	1,206.43	2.31	4,219.31	*
Richard E. Borghi	483.39	*	—	—
Gerrit de Graaf	322.26	*	—	—
Bryan A. Fletcher	248.76	*	1,665.08	*
Barry Steele	161.13	*	—	—
All managers and executive officers as a group (12 persons, including those listed above)	44,171.97	84.64	445,432.27	84.07

*
Denotes beneficial ownership of less than 1% of the class of units. Beneficial ownership is determined in accordance with the rules of the Commission. No units subject to options or warrants are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants since they do not vest (other than upon a change in control) within 60 days from April 1, 2004. See "—Vesting Unit Repurchase Agreements."

(1)
Addresses are provided only for persons beneficially owning more than 5% of the class of units.

(2)
CHP IV is the direct parent of AAA, and as such may be deemed to be a beneficial owner of the units owned by AAA. The address for AAA is c/o Castle Harlan, Inc., 150 East 58th Street, New York, New York 10155.

(3)
John K. Castle, a member of our parent's board of managers, is the controlling stockholder of Castle Harlan Partners IV, G.P., Inc., the general partner of the general partner of CHP IV, the direct parent of AAA, and as such may be deemed to be a beneficial owner of the units owned by AAA and its affiliates. In addition, this amount includes 10,422 common units for which Mr. Castle may direct the voting pursuant to voting trust agreements under which Mr. Castle acts as voting trustee for the individuals and entities named below Mr. Castle's name on the table. Furthermore, Mr. Castle may direct the voting pursuant to a voting trust agreement under which Mr. Castle acts as voting trustee for approximately 15 common units held by a non-executive officer that are not reflected on this table. Mr. Castle disclaims beneficial ownership of all units referred to in this paragraph in excess of his proportionate partnership share of CHP IV.

(4)
The address for HarbourVest Partners VI-Direct Fund L.P. is c/o HarbourVest Partners, LLC, One Financial Center—44th Floor, Boston, MA 02111.

(5)
The address for Stockwell Fund L.P. is c/o Glencoe Capital, 222 West Adams Street—Suite 1000, Chicago, IL 60606.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

        Pursuant to our management agreement with Castle Harlan, Castle Harlan has agreed to provide business and organizational strategy, financial and investment management, advisory, merchant and investment banking services to us upon the terms and conditions set forth in that agreement. As compensation for those services, we agreed to pay Castle Harlan an annual fee equal to a percentage of their initial equity investment by the Castle Harlan Group and on terms as set forth in the management agreement. The current amount of the annual fee being charged by Castle Harlan is approximately $3 million. The agreement is for an initial term expiring December 31, 2008, renewable automatically from year to year thereafter unless one of the parties gives notice of its desire to terminate within 90 days before the expiration of the initial term or any subsequent one-year renewal thereof. We have agreed to indemnify Castle Harlan against liabilities, costs, charges and expenses relating to its performance of its duties, other than such of the foregoing resulting from Castle Harlan's gross negligence or willful misconduct. Payment of the management fee to Castle Harlan is subject to the terms of our senior credit facilities.

Certain Equity Arrangements

        Certain members of our executive management team either own, or have options to acquire, equity in our parent. See "Management—Vesting Unit Repurchase Agreements and Rollover Securities Purchase Agreement."

Bridge Financing

        In connection with the acquisition, on April 15, 2003, Valley and SportRack issued a convertible senior subordinated bridge note in favor of AAA. On May 23, 2003, we fully repaid all principal and accrued interest on the bridge note with a portion of the proceeds from the issuance of the 10 3/4% senior notes. The bridge note was guaranteed on a subordinated basis by our parent and all of its domestic subsidiaries other than AAS, AAS Capital Corporation and CHAAS Acquisitions. The initial principal amount of the bridge note was $55.0 million. The interest rate on the bridge note was 12%, which was capitalized and added to the outstanding principal.

DESCRIPTION OF MATERIAL INDEBTEDNESS

        The following is a summary of the material provisions of the instruments evidencing our material indebtedness. For further information, including the definitions of certain terms therein that are not otherwise defined in this prospectus, please refer to all of the provisions of the agreements. See "Available Information."

Senior Secured Credit Facilities

        In connection with the acquisition, on April 15, 2003, Valley, SportRack and Brink (collectively, the "borrowers"), entered into a $145.0 million senior secured credit facility with various financial institutions as lenders. The credit facility consisted of a revolving credit facility, a term loan A facility and a term loan B facility, each with a separate component denominated in U.S. dollars and in euros. On May 23, 2003, we used a portion of the proceeds from the issuance of the 10 3/4% senior notes to (i) repay the U.S. term loan A, (ii) repay the U.S. term loan B and (iii) repay a portion of the European term loan B, together with interest accrued thereon. In addition, on May 23, 2003, we amended and restated the credit facility. The following summarizes our credit facility to reflect the terms that are now in place.

        The Facilities.    Our credit facility consists of (i) a revolving credit facility comprised of (a) a $35.0 million U.S. dollar revolving credit facility and (b) a €15.0 million European revolving credit facility and (ii) a €10.0 European term loan facility. Our U.S. revolving credit facility contains a $5.0 million letter of credit subfacility and our European revolving credit facility contains a €2.0 million letter of credit subfacility.

        As of December 31, 2003, $17.7 million was outstanding under our revolving credit facilities and the euro equivalent of approximately $12.0 million was outstanding under our European term loan facility. All applicable dollar amounts in this paragraph are based on a euro to dollar conversion rate of 1.26 U.S. dollars to 1.0 euro.

        Availability.    Availability under our U.S. revolving credit facility is limited to the lesser of (i) $35.0 million and (ii) the borrowing base amount, in each case, less the sum of (a) the U.S. revolving loans then outstanding (including letters of credit) and (b) reserves required by the agent. The borrowing base amount of our U.S. revolving credit facility is defined as the amount equal to (A) 85.0% of the net amount of eligible accounts receivable of the U.S. borrowers and their U.S. subsidiaries plus (b) 60.0% of the value of the eligible inventory owned by and in the possession of the U.S. borrowers or any of their U.S. subsidiaries and located in the United States of America.

        Availability under our European revolving credit facility is limited to the lesser of (i) €15.0 million and (ii) the borrowing base amount, in each case, less the sum of (a) the European revolving loans then outstanding (including letters of credit) and (b) reserves required by the agent. The borrowing base amount of our European revolving credit facility is defined as the amount equal to (A) 85.0% of the net amount of eligible accounts receivable of the European borrower and its subsidiaries organized under the laws of England, The Netherlands, Sweden and Italy plus (b) 60% of the value of the eligible inventory owned by, and in the possession of the European borrower or any of its subsidiaries organized under the laws of England and The Netherlands and located in either England or The Netherlands.

        Maturity.    Our revolving credit facility and European term loan facility matures on May 23, 2008. Notwithstanding the foregoing, the European revolving credit facility and the European term loan facility is due and payable upon the expiration or termination of the U.S. revolving credit facility, if earlier.

        Amortization.    The European term loan is repayable in quarterly installments beginning with the second quarter after May 23, 2003 (i.e., October 1, 2003) as follows:

Quarter	Amount
2-4	€250,000
5-8	250,000
9-12	500,000
13-16	750,000
17-19	750,000
20	1,000,000

        Guaranties and Security.    The European revolving credit facility and European term loan facility are secured by a first priority security interest in substantially all of the assets of, and guaranteed by, our parent and its domestic and foreign subsidiaries, and the U.S. revolving credit facility is secured by a first priority security interest in (a) substantially all of the assets of, and guaranteed by, our parent and its domestic subsidiaries and (b) 65% of the stock of our first-tier foreign subsidiaries.

        Interest.    Borrowings under our amended credit facility may be made as index rate loans or LIBOR rate loans at our election. The "index rate" means a floating rate of interest per annum equal to the higher of (i) the rate publicly quoted from time to time by The Wall Street Journal as the "base rate on corporate loans posted by at least 75% of the nation's 30 largest banks" or (ii) the Federal Funds rate plus 50 basis points per annum. The interest rates payable under our credit facility are based upon the index rate or LIBOR rate, depending on the type of loan we choose, plus an applicable margin. The applicable margins for both U.S. and European borrowings are as follows:

Borrowing Type	Applicable Margin
Index Rate Revolving Credit Facility Loan	2.25%
LIBOR Rate Revolving Credit Facility Loan	3.75%
Index Rate Term Loan	2.25%
LIBOR Rate Term Loan	3.75%

        Interest is calculated on the basis of a 360-day year and will be payable monthly for index rate loans and at the end of each interest period for LIBOR loans (but not less frequently than quarterly).

        Fees.    Our credit facility contains certain customary fees, including letter of credit fees and an unused facility fee for our revolving credit facility based upon non-use of available funds.

        Covenants.    Our credit facility contains various covenants, customary for similar credit facilities, that limit the activities of the borrowers, our parent and its other subsidiaries, which we referred to as the "credit parties" and individually as a "credit party." These covenants include but are not limited to covenants pertaining to the following:

  Limitation on Incurrence of Indebtedness.

        The credit parties shall not and shall not cause or permit their respective subsidiaries directly or indirectly to create, incur, assume, or otherwise become or remain directly or indirectly liable with respect to any indebtedness (other than pursuant to certain specified contingent obligations) except:

  (a)
  the obligations under the credit facility;

  (b)
  intercompany indebtedness arising from loans made by:

  (i)
  wholly-owned subsidiaries of our parent to: (w) pay federal, state, local or other income taxes then due and owing, franchise taxes and other similar licensing expenses and administrative expenses incurred in the ordinary course of business; (x) pay the contingent payment debt when due pursuant to the terms of acquisition agreement; (y) pay directly, or may make payments and distributions to our parent that are used concurrently by our parent to pay, reasonable out-of-pocket expenses and quarterly management fees payable pursuant to a management services agreement; (z) repurchase stock owned by employees of a credit party whose employment with such credit party has been terminated, provided that the aggregate amount of such distributions shall not exceed $2.0 million in any fiscal year or $5.0 million during the term of the credit facility;

    (ii)
    Valley or SportRack to their wholly-owned U.S. subsidiaries (or any wholly-owned subsidiary of either Valley or SportRack to any wholly-owned U.S. subsidiary of such subsidiary) to fund working capital and general corporate needs of such subsidiaries in the ordinary course of business;

    (iii)
    Valley or SportRack to their wholly-owned non-U.S. subsidiaries to fund working capital and general corporate needs of such subsidiaries in the ordinary course of business in an aggregate amount not to exceed $10.0 million (or $15.0 million so long as certain borrowing availability requirements are met and no default or event of default is occurring) at any time outstanding reduced by the aggregate amount invested in any such subsidiary by Valley or SportRack in the form of capital contributions;

    (iv)
    Valley or SportRack to Brink and to wholly-owned subsidiaries of Brink to fund working capital and general corporate needs of such company in the ordinary course of business in an aggregate amount not to exceed $4.0 million at any time outstanding reduced by the aggregate amount invested in any such subsidiary by Valley or SportRack in the form of capital contributions;

    (v)
    Brink to its wholly-owned subsidiaries to fund working capital and general corporate needs of such subsidiaries in the ordinary course of business in an aggregate amount not to exceed $7.5 million (or $10.0 million so long as certain borrowing availability requirements are met and no default or event of default is occurring) at any time outstanding reduced by the aggregate amount invested in any such subsidiary by Brink in the form of capital contributions;

    (vi)
    Brink to Valley or SportRack or wholly-owned U.S. subsidiaries of Valley and SportRack to fund working capital and general corporate needs of such companies in the ordinary course of business in an aggregate amount not to exceed $5.0 million at any time outstanding reduced by the aggregate amount invested in any such subsidiary by Brink in the form of capital contributions;

    (vii)
    Any borrower to a non-wholly-owned subsidiary or to credit parties in unfavorable jurisdictions in an aggregate amount for all of such borrowers not to exceed $3.5 million at any time outstanding reduced by the aggregate amount invested in any such subsidiary by all borrowers in the form of capital contributions; and

    (viii)
    our parent to its subsidiaries, from funds that it receives from its stockholders concurrently with the making of such intercompany loan, (so long as such intercompany loans are subordinated, unsecured, and no payments are permitted on such intercompany loans until all of the obligations have been paid in full).

  (c)
  intercompany indebtedness arising from loans made by a credit party to an unrestricted subsidiary to fund working capital and general corporate needs of such unrestricted subsidiary in an aggregate amount not to exceed $1.0 million at any time outstanding reduced by the aggregate amount invested in any such subsidiary by such credit party in the form of capital contributions;

  (d)
  indebtedness related to the issuance of the 10 3/4% senior notes;

  (e)
  the subordinated promissory notes related to the acquisition;

  (f)
  unsecured indebtedness of our parent incurred pursuant to the acquisition agreement;

  (g)
  indebtedness incurred in the ordinary course of business not to exceed $10.0 million in the aggregate at any time outstanding secured by purchase money liens or incurred with respect to capital leases;

  (h)
  scheduled indebtedness outstanding on the date thereof and any refinancings, refundings, renewals or extensions thereof by the applicable credit party;

  (i)
  indebtedness incurred to repurchase equity issued by our parent to employees, consultants, agents, officers and directors of a credit party;

  (j)
  unsecured indebtedness which is subordinated to the credit agreement obligations incurred in connection with the consummation of any permitted acquisition and which is owing to a seller of the stock or assets sold pursuant to such permitted acquisition;

  (k)
  indebtedness relating to "earnouts" incurred by any credit party in connection with permitted acquisitions;

  (l)
  unsecured indebtedness of our parent owing to its stockholders which is subordinated to the credit agreement obligations; and

  (m)
  any other unsecured indebtedness owing to any non-credit party not to exceed $10.0 million in the aggregate at any time outstanding; provided that the aggregate amount of such indebtedness at any time owing by Brink or any of its subsidiaries shall not exceed $6.0 million.

  Liens and Related Matters.

  (a) No Liens.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly create, incur, assume or permit to exist any lien on or with respect to any property or asset of such credit party or any such subsidiary, whether now owned or hereafter acquired, or any income or profits therefrom, except for permitted encumbrances specifically allowed in the credit agreement.

  (b) No Negative Pledges.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly enter into or assume any agreement prohibiting the creation or assumption of any lien upon its properties or assets, except (i) relating to the Original Notes offering, (ii) relating to purchase money liens or capital leases permitted under the credit agreement, or (iii) negative pledges contained in asset sales agreements or escrow agreements permitted under the credit agreement so long as such negative pledges only apply to the assets being sold under such asset sales agreements.

  (c) No Restrictions on Subsidiary Distributions to Borrowers.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any such subsidiary to: (i) pay dividends or make any other distribution on any such subsidiary's stock owned by any borrower or any other subsidiary (other than encumbrances or restrictions requiring that any payment of dividends or distributions be made on a pro rata basis to the holders of such stock); (ii) pay any indebtedness owed to any borrower or any other subsidiary; (iii) make loans or advances to any borrower or any other subsidiary; or (iv) except for restrictions on the transfers of specific assets subject to capital leases or other leases or purchase money obligations, transfer any of its property or assets to any borrower or any other subsidiary, except as provided in the credit agreement or certain other specified debt instruments.

  Investments.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly make or own any investment except:

  (a)
  investments in cash equivalents;

  (b)
  permitted intercompany loans or capital contributions;

  (c)
  loans and advances to employees for moving, entertaining, travel and other similar expenses not to exceed $1.0 million in the aggregate at any time outstanding;

  (d)
  investments consisting of the extension of trade credit by a borrower or one of its subsidiaries made in the ordinary course of business consistent with past practices;

  (e)
  investments made in exchange for accounts receivable of a borrower or one of its subsidiaries arising in the ordinary course of business which are, in the good faith judgment of such borrower or such subsidiary, substantially uncollectible;

  (f)
  investments received from another by a credit party in connection with (i) any bankruptcy, reorganization, composition, readjustment of debt or workout of any supplier or customer of any such credit party in settlement of delinquent obligations of, and other disputes with, such suppliers or customers and (ii) the satisfaction or enforcement of indebtedness or claims due or owing to a credit party or as security for any such indebtedness or claim, in each case arising in the ordinary course of business;

  (g)
  investments existing on as of May 23, 2003 and all extensions or renewals of such existing investments by the applicable credit party on substantially similar terms;

  (h)
  certain permitted contingent obligations;

  (i)
  investments consisting of promissory notes and other noncash consideration received as proceeds of certain asset dispositions;

  (j)
  investments consisting of acceptance and endorsements of check or other negotiable instruments for deposit or collection in the ordinary course of business;

  (k)
  investments to consummate a permitted acquisition; and

  (l)
  other investments in the ordinary course of business not to exceed $4.0 million at any time outstanding.

  Contingent Obligations.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly create or become or be liable with respect to any contingent obligation except:

  (a)
  letter of credit obligations;

  (b)
  those resulting from endorsement of negotiable instruments for collection in the ordinary course of business;

  (c)
  those existing on May 23, 2003 and any refinancings, refundings, renewals or extensions thereof by the applicable credit party;

  (d)
  those arising under indemnity agreements to title insurers;

  (e)
  those arising with respect to customary indemnification obligations incurred in connection with permitted asset dispositions;

  (f)
  those incurred in the ordinary course of business with respect to surety and appeal bonds, performance and return-of-money bonds and other similar obligations not exceeding at any time outstanding $4.0 million in aggregate liability;

  (g)
  those incurred with respect to certain permitted indebtedness;

  (h)
  those existing under the acquisition agreement, as in effect on April 15, 2003;

  (i)
  reimbursement obligations with respect to irrevocable letter of credit No. 05151630, dated January 6, 2000 and amended on June 11, 2002, issued by Bank One, Michigan on behalf AAS in favor of Andy Gibbs and Doug Gibbs in the stated amount of $8,325,000;

  (j)
  those arising with respect to customary indemnification provided to officers and directors of any credit party in their capacity as officers and directors of such credit party;

  (k)
  those arising with respect to customary indemnification provided to investment banks, accountants, consultants and other professionals in connection with potential permitted acquisitions or debt or equity placements;

  (l)
  those incurred in the ordinary course of business and not for speculative purposes to fix or hedge foreign currency risk; and

  (m)
  other contingent obligations so long as any such other contingent obligations, in the aggregate at any time outstanding, do not exceed $5.0 million.

  Restricted Payments.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly declare, order, pay, make or set apart any sum for:

  (a)
  the declaration or payment of any dividend by such credit party in respect to its stock or in the incurrence by such credit party of any liability to make any other payment or distribution of cash or other property or assets in respect of its stock;

  (b)
  any payment by such credit party on account of the purchase, redemption, defeasance, sinking fund or other retirement of such credit party's stock or any other payment or distribution made in respect thereof, either directly or indirectly;

  (c)
  any payment or prepayment of principal of, premium, if any, or interest, fees or other charges or amounts on or with respect to, and any redemption, purchase, retirement, defeasance, sinking fund or similar payment and any claim for rescission with respect to, any subordinated debt, any seller contingent payment debt, or any other earnout, or public note debt;

  (d)
  any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire stock of such credit party now or hereafter outstanding;

  (e)
  any payment of a claim to a stockholder of any credit party for the rescission of the purchase or sale of, or for material damages arising from the purchase or sale, any shares of such credit party's stock or of a claim for reimbursement, indemnification or contribution arising our of or related to any such claim for damages or rescission;

  (f)
  any payment, loan, contribution, or other transfer of funds or other property to any stockholder of such credit party as such, other than payments in the ordinary course of business of such credit party and payments in respect of which such credit party receives fair consideration or reasonably equivalent value; and

  (g)
  any payment of management fees (or other fees of a similar nature) or out-of-pocket expenses in connection therewith by such credit party to any stockholder of such credit party or its affiliates.

        Notwithstanding the above restricted payments, the credit parties may, among other things, make:

  (a)
  payments and distributions to our parent to pay federal, state, local or other income taxes or certain management fees;

  (b)
  certain restricted payments to stockholders if the credit parties receive at least their pro rata share of the payments based on the amount of their stock ownership;

  (c)
  certain payments required under the issuance of the 10 3/4% senior notes and other specified debt instruments;

  (d)
  payments and distributions to our parent to repurchase stock owned by employees of a credit party whose employment with such credit party has been terminated, provided, among other things, that the aggregate amount of such distributions shall not exceed $2.0 million in any fiscal year or $5.0 million during the term of the amended credit facility; and

  (e)
  certain payments required by the acquisition agreement and the documents related thereto.

  Restriction on Fundamental Changes.

        The credit facilities shall not and shall not cause or permit their subsidiaries to directly or indirectly:

  (a)
  amend, modify or waive any term or provision of its organizational documents,

  (b)
  enter into any transaction of merger, amalgamation or consolidated except for certain intercompany mergers, amalgamations, or consolidations,

  (c)
  liquidate, wind-up or dissolve itself, except if such subsidiary is dormant or such dissolution, wind-up or liquidation will not have a material adverse effect; or

  (d)
  acquire by purchase or otherwise all or any substantial part of the business or assets of any other person on entity.

        Notwithstanding the foregoing, any credit party, may acquire all or substantially all of the assets or stock of any person or entity if all amounts payable in connection with all such acquisitions shall not exceed $20.0 million during the term of the amended credit facility and certain other requirements are satisfied.

  Disposal of Assets or Subsidiary Stock.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly convey, sell, lease, sublease, transfer or otherwise dispose of, or grant any person or entity an option to acquire, any of its property, business or assets, whether now owned or hereafter acquired, except for:

  (a)
  conveyances, sales, leases, subleases, transfers or dispositions of any property, business or assets during any fiscal year which in the aggregate do not have a fair market or book value in excess of $2.0 million;

  (b)
  sales of inventory, dispositions of obsolete or slow moving inventory and dispositions of obsolete or worn out machinery and equipment, in each case made in the ordinary course of business;

  (c)
  transfers of assets resulting from any casualty or condemnation of such assets;

  (d)
  an agreement to effect the disposition of all or a portion of the assets of a borrower or such subsidiary, the closing of which is conditioned upon the payment in full in cash of all of the obligations under the credit agreement;

  (e)
  the sale or discount of overdue accounts receivable arising in the ordinary course of business;

  (f)
  the sale or other disposition, in each case for not less than the fair market value, of any permitted investments in cash equivalents;

  (g)
  the leasing or subleasing of real estate in the ordinary course of business to third parties, including without limitation, entering into renewals or extensions of existing leases, entering into replacement leases, entering into subleases and other similar transactions;

  (h)
  certain permitted asset dispositions; and

  (i)
  the issuance or sale of stock of a non wholly-owned subsidiary of a borrower in connection with the formation or acquisition of such subsidiary.

  Transactions with Affiliates.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any management, consulting, investment banking, advisory or other similar services) with any affiliate or with any director, officer or employee of and credit party, except:

  (a)
  as specifically listed in a schedule to the credit agreement;

  (b)
  transactions in the ordinary course of and pursuant to the reasonable requirements of the business of any such credit party or any of its subsidiaries and upon fair and reasonable terms;

  (c)
  payment of reasonable compensation (including reasonable bonuses) to officers and employees for services actually rendered to any such credit party or any of its subsidiaries;

  (d)
  payment of director's fees not to exceed $250,000 in the aggregate for any fiscal year of borrowers; and

  (e)
  certain other transaction with affiliates expressly permitted in the credit agreement.

  Conduct of Business.

        No credit party shall directly or indirectly engage in any business other than businesses of the type described in the schedules to the credit agreement with respect to each such credit party, or that are reasonably related thereto.

  Changes Relating to Indebtedness; Etc.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly change or amend the terms of any of the documents evidencing subordinated debt or seller contingent payment debt or the debt offered hereunder, or any earnout to, among other things:

  (a)
  increase the interest rate or other amounts payable with respect to such item:

  (b)
  change the dates upon which payments of principal, interest or other amounts are due on such item or change the principal amount of such item:

  (c)
  add or make more restrictive any event of default or covenant with respect to such item;

  (d)
  change the redemption or prepayment provisions of such item;

  (e)
  change the subordination provisions thereof (or the subordination terms of any guaranty thereof);

  (f)
  change or amend any other term if such change or amendment would materially increase the obligations of the obligor or confer additional material rights on the holder of such item in a manner adverse to any credit party; or

  (g)
  increase the portion of interest payable in cash with respect to any item for which interest is payable by the issuance of payment-in-kind notes or is permitted to accrue.

  Subsidiaries.

        The credit parties shall not and shall not cause or permit their subsidiaries to directly or indirectly establish, crease or acquire any new subsidiary, except to acquire subsidiaries to consummate a permitted acquisition or with permission from the agent for the lenders.

  Prepayments of Other Indebtedness.

        The credit parties shall not, directly or indirectly, voluntarily purchase, redeem, defease or prepay any principal of, premium, if any, interest or other amount payable in respect of certain indebtedness listed in the credit agreement.

  Financial Covenants.

        The credit agreement requires our parent to achieve and maintain certain financial covenants, ratios and tests on a consolidated basis including:

  (a)
  a minimum fixed charge coverage ratio for a 12-month period of not less than 1.15 to 1.0 and

  (b)
  a maximum senior secured indebtedness to EBITDA ratio for a 12-month period of not less than 1.25 to 1.0.

The credit facility also requires our parent to achieve and maintain certain financial covenants, ratios and tests on a consolidated basis including a minimum fixed charge coverage ratio, a minimum interest coverage ratio and a maximum senior secured indebtedness to EBITDA ratio.

        Events of Default.    Our credit facility contains customary events of default, including, without limitation:

  •
  non-payment of principal, interest or fees;

  •
  violation of certain covenants;

  •
  change of control;

  •
  certain bankruptcy related events;

  •
  inaccuracy of representations and warranties in any material respect; and

  •
  cross defaults with certain other indebtedness and agreements, including, without limitation, the indenture governing the notes.

10 3/4% Senior Notes

        On May 23, 2003, AAS and AAS Capital Corporation completed an offering of the 10 3/4% senior notes.

        Proceeds from the original issuance of the 10 3/4% senior notes, net of fees, were approximately $145.2 million and were used to (i) refinance the convertible senior subordinated bridge note and (ii) repay a portion of the loans under the credit facility, including (a) repaying the U.S. term loan A, (b) repaying the U.S. term loan B and (c) repaying a portion of the European term loan B, together with interest accrued thereon.

        Set forth below is a description of the principal terms of the 10 3/4% senior notes. Certain of the terms and conditions described below are subject to important limitations and exceptions.

  Principal, Maturity and Interest

        AAS and AAS Capital currently have issued and outstanding $150.0 million principal amount of the 10 3/4% senior notes. AAS and AAS Capital may issue additional notes subject to the terms and conditions set forth in the indenture. The 10 3/4% senior notes mature on June 15, 2011. Interest on the 10 3/4% senior notes accrues at the rate of 10 3/4% per annum (calculated using a 360-day year) and is payable semi-annually on June 15 and December 15 of each year.

  Ranking and Guarantees

        The indebtedness evidenced by the 10 3/4% senior notes are senior unsecured obligations and rank pari passu with the existing and future unsecured senior debt of AAS and AAS Capital and senior to all of their existing and future subordinated debt. The guarantees of the 10 3/4% senior notes rank pari passu with existing and future senior debt of CHAAS Acquisitions, LLC, the direct holding company of AAS, and its material domestic subsidiaries that guaranteed the 10 3/4% senior notes. The 10 3/4% senior notes and the guarantees are effectively subordinated to any of AAS' and AAS Capital's or the guarantors' secured debt, including their obligations under the credit facilities, to the extent of the value of the collateral securing such facilities.

        CHAAS Acquisitions' foreign subsidiaries did not guarantee the notes. In addition, the issuer is not a guarantor of the 10 3/4% senior notes.

  Optional Redemption

        The 10 3/4% senior notes are not redeemable before June 15, 2007. Thereafter, AAS and AAS Capital may redeem the 10 3/4% senior notes at their option, in whole or in part, upon not less than 30 nor more than 60 days notice, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing June 15 of the years set forth below:

Year	Percentage
2007	105.375%
2008	102.688%
2009 and thereafter	100.000%

  Optional Redemption Upon Public Equity Offerings

        At any time (which may be more than once) before June 15, 2007, AAS and AAS Capital may, at their option, use the net cash proceeds of one or more public equity offerings to redeem up to 35% of the principal amount of the 10 3/4% senior notes issued under the indenture at a redemption price of

110.750% of the principal amount of the notes plus accrued and unpaid interest thereon, if any, to the date or redemption; provided that:

  •
  at least 65% of the principal amount of 10 3/4% senior notes issued under the indenture governing the 10 3/4% senior notes remains outstanding immediately after such redemption; and

  •
  AAS and AAS Capital make such redemption not more than 90 days after the consummation of any such public equity offering.

  Covenants

        The indenture governing the 10 3/4% senior notes restricts, among other things, AAS, AAS Capital, CHAAS Acquisitions and CHAAS Acquisitions' restricted subsidiaries' ability to incur additional debt or guarantee obligations, pay dividends or distributions on or repurchase their capital stock, make certain investments or acquisitions, create liens on their assets, enter into transactions with affiliates, merge or consolidate with another company or transfer substantially all of their assets. There are a number of important limitations and exceptions to these covenants. The covenants contained in the indenture governing the 10 3/4% senior notes are substantially the same as the covenants contained in the indenture governing the New Notes.

  Change of Control Offer

        If a change of control of occurs, unless AAS and AAS Capital have exercised their right to redeem all of the 10 3/4% senior notes, AAS and AAS Capital must give holders of the 10 3/4% senior notes the opportunity to sell to AAS and AAS Capital their 10 3/4% senior notes at 101% of their face amount, plus accrued and unpaid interest.

  Events of Default

        The indenture governing the 10 3/4% senior notes contains customary events of default, including, but not limited to, (i) defaults in the payment of principal, premium or interest, (ii) defaults in the compliance with covenants contained in the indenture governing the 10 3/4% senior notes, (iii) cross defaults at maturity or cross acceleration with respect to other indebtedness of more than $10.0 million, (iv) failure to pay more than $10.0 million on judgments that have not been stayed by appeal or otherwise, (v) certain events of bankruptcy or (vi) any guarantee of a significant subsidiary of CHAAS Acquisitions ceases to be in full force and effect or is declared to be null and unenforceable or is found to be invalid. The events of default contained in the indenture governing the 10 3/4% senior notes are substantially the same as the events of default contained in the indenture governing the New Notes.

Subordinated Promissory Notes

        Upon the closing of the acquisition, subordinated promissory notes in an aggregate principal amount of $10.0 million were issued to the sellers by Valley and SportRack. Interest on the subordinated promissory notes accrues at a rate of 12% per annum until maturity. Accrued interest is not payable in cash but is capitalized and added to principal. We used the proceeds from the sale of the Original Notes to purchase approximately $4.7 million face value of the subordinated promissory notes issued to members of our Predecessor in connection with the acquisition. The maturity date on the subordinated promissory notes will be no earlier than 91 days subsequent to the maturity date of the 10 3/4% senior notes, subject to certain exceptions. Under the securities purchase agreement, our parent has agreed to add as guarantors of the subordinated promissory notes any guarantors of the 10 3/4% senior notes. Accordingly, the subordinated promissory notes are currently guaranteed on a subordinated basis by our parent and all of its domestic subsidiaries. In addition, upon the closing of the offering of the Original Notes, the issuer was added as a guarantor of the subordinated promissory notes, as required by the terms thereof.

        In the event the Castle Harlan Group receives proceeds from certain sales of equity interests in or assets of our parent, or from certain sales of our assets or equity interests that do not otherwise constitute a change in control, Valley and SportRack have agreed to prepay to the sellers a percentage of the then outstanding principal amount of the subordinated promissory notes, plus accrued and unpaid interest thereon, equal to the percentage of the value of the equity interests sold by the Castle Harlan Group in each such transaction. Subject to the subordination provisions of the subordinated promissory notes, Valley and SportRack may prepay the principal of and interest on the subordinated promissory notes at any time, in whole or in part, without penalty or premium. Our parent has agreed not to permit a change in control unless proper provisions have been made to repay the subordinated promissory notes in accordance with the terms of our senior indebtedness.

        The subordinated promissory notes and the related guarantees are subordinate in right of payment to the prior payment in full of the indebtedness which we refer to as "senior debt." Senior debt shall not include any indebtedness which, by its terms, is pari passu with, or subordinated in right of payment to, the subordinated promissory notes.

        Until the senior debt is paid in full, no payment of principal or interest may be made on the subordinated promissory notes except (i) principal and accrued and unpaid interest on or after the final maturity date of the subordinated promissory notes; (ii) payment of interest in kind; (iii) to a limited extent, by way of set-off against obligations of the holders of the subordinated notes to our parent and its affiliates under the securities purchase agreement entered into in connection with the acquisition and (iv) under other limited circumstances concerning the application of Dutch securities laws relating to certain holders of the notes who are Dutch residents, as more fully described in the subordinated promissory notes; provided, however, that no payments in connection with clauses (i) and (iv) shall be made if (x) an event of default under any senior debt has occurred and is continuing at the time of such payment or would result from such payment or (y) the agent(s) for the holders of any senior debt has delivered to the holders of the subordinated promissory notes notice that an event of default has occurred and is continuing and (A) 180 days has not elapsed from the final maturity date of the subordinated promissory notes and (B) the event of default described in the notice has not been remedied or waived. The subordinated promissory notes contain customary "standstill" provisions prohibiting the holders of the subordinated promissory notes from taking any action to enforce their rights under the subordinated promissory notes, other than to enforce their rights to payments of principal and accrued and unpaid interest as described in clause (iv) above. The maturity date of the subordinated promissory notes is October 17, 2011.

        Upon the occurrence of an event of default under the subordinated promissory notes, the holders of the subordinated promissory notes may declare the entire unpaid principal amount on the subordinated promissory notes, together with all accrued and unpaid interest thereon, to be due and payable, but may only enforce their rights following a "standstill," as described in the immediately preceding paragraph. An event of default under the subordinated promissory notes includes, among other things, failure to pay principal or interest when due, failure to comply with covenants in the subordinated promissory notes following notice and an opportunity to cure, the acceleration of certain of our material indebtedness prior to its stated maturity and certain events of bankruptcy, liquidation or insolvency.

        An event of default also will occur if our parent fails, after notice and an opportunity to cure, to comply with its covenants in the securities purchase agreement (i) to prohibit any obligor or guarantor under the subordinated promissory notes from incurring, assuming, guaranteeing or suffering to exist any indebtedness that is both subordinated and junior in right of payment to the most junior of our senior debt at the time of the acquisition and senior in right of payment to the subordinated promissory notes, (ii) to prohibit redemptions or repurchases of the equity interests of our parent, other than repurchases of interests held by our parent or any of its subsidiaries' employees, unless our parent causes a percentage of the amounts outstanding under the subordinated promissory notes to be repaid that is equal to the percentage of the issued and outstanding equity interests of our parent that were so redeemed or repurchased, (iii) to prohibit transactions between our parent or any of its subsidiaries, on the one hand, and any of their affiliates, on the other hand, on a non-arms' length basis, subject to certain exceptions described in the securities purchase agreement and (iv) to prohibit the payment of any management, advisory or other similar fee to any member of the Castle Harlan Group at any time when principal or interest on the subordinated promissory notes has not been paid timely.

Capital Leases

        During 2002, we borrowed €5.70 million under a €6.85 million 12 year capital lease for a new manufacturing plant in France. The remaining €872,000 available under the lease was borrowed by us in the first quarter of 2003. Repayments under the lease are due in 48 equal quarterly installments of €143,000 plus interest and commenced on March 31, 2003. Interest accrues at a fixed rate of 5.21% on half of the outstanding loan balance and accrues on the remaining outstanding loan balance at an adjustable rate, which is determined each quarter by reference to the three month EURIBOR rate plus a margin of 0.85%.

        We also have entered into various other capital lease arrangements for certain machinery and equipment. These leases generally require monthly payments of principal and interest and have terms from three to five years. At December 31, 2003, the present value of the remaining payments outstanding under capital leases totaled $8.3 million.

Sale-Leaseback

        In November 2003, Sportrack entered into a sale-leaseback transaction with the landlord, in which SportRack sold to the landlord, and concurrently leased back from landlord for an initial term of 20 years, manufacturing facilities comprising land and improvements located in Shelby, Michigan and Port Huron, Michigan. The net proceeds of the sale were $10.6 million and the annual fixed rental payable pursuant to the lease is $1.04 million, subject to annual consumer price index-based increases commencing in the third lease year and subject to certain other adjustments set forth in the lease. SportRack is responsible for all operating costs of the properties. Certain affiliates of SportRack have provided a guaranty of SportRack's obligations under the lease. SportRack is entitled to exercise two sequential 10-year lease renewal options at fair market rental value.

        Net proceeds from this sale-leaseback transaction are restricted by the terms of the credit facility and the indenture governing the 10 3/4% senior notes. Under the credit facility, we may reinvest or commit to reinvest all net proceeds of an asset disposition within 545 days after the asset disposition. If the proceeds are not so reinvested or committed to be reinvested, the European term loan must be prepaid in an amount equal to the net proceeds. The indenture governing the 10 3/4% senior notes requires that net proceeds from a permitted sale-leaseback may only be used to prepay or repay any indebtedness under the credit facility, to make an investment in properties and assets that replace the properties sold or that will otherwise be used in a permitted business, or a combination of the foregoing. In the event that net proceeds are not so used on or prior to the 545th day following such permitted sale-leaseback, AAS and AAS Capital are required to make an offer to purchase to all holders of pari passu indebtedness of the 10 3/4% senior notes and to holders of the 10 3/4% senior notes on a pro rata basis, that amount of the 10 3/4% senior notes (and pari passu indebtedness) equal to the net proceeds that have not been otherwise applied in accordance with the indenture governing the 10 3/4% senior notes.

DESCRIPTION OF THE NEW NOTES

        Advanced Accessory Holdings Corporation (the "Company") issued the Original Notes and will issue the New Notes, under an indenture (the "Indenture") dated February 4, 2004, between the Company and BNY Midwest Trust Company, as Trustee (the "Trustee"). The terms of the New Notes are identical in all material respects to the terms of the Original Notes, except for the transfer restrictions and registration rights relating to the Original Notes.

        The following description is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture nor does it restate the Indenture in its entirety. We urge you to read the Indenture because it defines your rights. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture may be obtained from the Company or the Initial Purchaser. You can find definitions of certain capitalized terms used in this Description of Notes under the subheading "—Certain Definitions." References to the "Notes" in this section of the prospectus refers to both the "Original Notes" and the "New Notes." In this description, the "Company" refers only to Advanced Accessory Holdings Corporation and not to any of its Subsidiaries, and "CHAAS" refers only to CHAAS Acquisitions, LLC and not to any of its Subsidiaries.

        The New Notes will be senior unsecured obligations of the Company, ranking senior in right of payment to all existing and future unsecured subordinated obligations of the Company and pari passu in right of payment with all existing and future senior unsecured obligations of the Company. All of the Obligations under the Credit Agreement are secured by substantially all of the assets of the Company and its Subsidiaries. At December 31, 2003, the aggregate amount of secured debt outstanding was approximately $37.9 million. The New Notes will be effectively subordinated to all existing and future secured debt of the Company to the extent of the assets securing such debt and will be structurally subordinated to all existing and future Indebtedness and other obligations (including trade payables) of the Company's existing and future Subsidiaries, including CHAAS and its Subsidiaries.

        The Company will issue the New Notes in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. The Trustee will initially act as Paying Agent and Registrar for the New Notes. The New Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee's principal corporate trust office. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. The Company may change any Paying Agent and Registrar without notice to holders of the New Notes (the "Holders"). The Company will pay principal of (and premium, if any, on) the New Notes at the Trustee's principal corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's principal corporate trust office or by check mailed to the registered address of Holders. Any Original Notes that remain outstanding after the completion of the Exchange Offer, together with the New Notes issued in connection with this exchange offer, will be treated as a single class of securities under the Indenture.

Principal, Maturity and Interest

        The Company is issuing $88,000,000 aggregate principal amount at maturity of Notes. The Notes will mature on December 15, 2011.

        The Accreted Value of the New Notes initially will be equal to the Accreted Value of the Original Notes at the time of consummation of this exchange offer. Until June 15, 2008, interest will accrue on the Notes at the rate of 13 1/4% per annum in the form of an increase in the Accreted Value (representing amortization of original issue discount) between the date of original issuance and June 15, 2008, compounding on a semi-annual basis using a 360-day year comprised of twelve 30-day months, such that the Accreted Value shall be equal to the full principal amount at maturity of the Notes on June 15, 2008 (the "Full Accretion Date"). Beginning on the Full Accretion Date, cash interest on the Notes will accrue at the rate of 13 1/4% per annum and will be payable in cash semiannually on June 15 and December 15 of each year to Holders of record at the close of business on the June 1 and December 1, respectively, immediately preceding such interest payment dates, commencing December 15, 2008.

        No cash interest will accrue on the Notes prior to the Full Accretion Date, although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accretes. See "Certain United States Federal Income Tax Considerations" for a discussion regarding the taxation of such original issue discount.

        The Notes will not be entitled to the benefit of any mandatory sinking fund.

Holding Company Structure

        The Company is a holding company formed for the purpose of being the issuer in the offering of the Original Notes and has no operations or material assets other than ownership of Capital Stock of CHAAS which is itself a holding company. All of the Company's operations are conducted through its indirect Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of the Company's creditors, including Holders. The Notes, therefore, will be structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of our Subsidiaries including CHAAS and its Subsidiaries. As of December 31, 2003, on a pro forma basis after giving effect to the offering of the Original Notes and the application of the proceeds therefrom, the Company would have had approximately $244.1 million of Indebtedness outstanding. As of December 31, 2003, the aggregate debt of the Company's Subsidiaries equaled approximately $198.8 million and the aggregate amount of trade payables, accrued liabilities and other balance sheet liabilities (other than debt) of the Company's Subsidiaries equaled approximately $67.7 million. In addition, on December 31, 2003, CHAAS and certain of its subsidiaries had approximately $34.5 million of additional borrowings available under its credit facility. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of our Restricted Subsidiaries, such limitation is subject to a number of significant exceptions. Moreover, the Indenture does not impose any limitation on the incurrence by our Restricted Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "Risk Factors."

        The Company's operations are conducted through its Subsidiaries and its ability to make payment on the Notes is dependent on the earnings of, and the distribution of funds from, its Subsidiaries. However, none of its Subsidiaries is obligated to make funds available to the Company for payment on the Notes. In addition, the terms of the indentures governing the Existing Notes and the Credit Agreement significantly restrict CHAAS and its Subsidiaries from paying dividends and otherwise transferring assets to the Company. Furthermore, the Company's Subsidiaries will be permitted under the terms of the Credit Agreement and other indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such Subsidiaries to the Company.

Redemption

        Optional Redemption.    Except as described below, the Notes are not redeemable before February 15, 2009. Thereafter, the Company may on any one or more occasions redeem the Notes at its option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the Accreted Value thereof on the redemption date) if redeemed during the twelve-month period commencing on February 15 of the year set forth below:

Year	Percentage
2009	113.250%
2010	106.625%
2011 and thereafter	100.000%

        In addition, the Company must pay accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date.

        Optional Redemption Upon Public Equity Offerings.    At any time, or from time to time, on or prior to June 15, 2007, the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem up to 35% of the principal amount at maturity of the Notes issued under the Indenture at a redemption price of 113.25% of the Accreted Value thereof; provided that:

          (1)   at least 65% of the principal amount at maturity of Notes issued under the Indenture remains outstanding immediately after each such redemption; and

          (2)   the Company makes each such redemption not more than 90 days after the consummation of the related Public Equity Offering.

        "Public Equity Offering" means an underwritten public offering of Qualified Capital Stock of the Company or any other holding company of the Company or any Restricted Subsidiary of the Company (to the extent otherwise permitted under the Indenture) pursuant to a registration statement filed with the Commission in accordance with the Securities Act; provided that in the case of any other such holding company, such holding company shall contribute to the capital of the Company, and in the case of any Restricted Subsidiary of the Company, such Restricted Subsidiary shall pay by dividend or distribution to the Company, the portion of the net cash proceeds of such Public Equity Offering necessary to pay the aggregate redemption price of the Notes to be redeemed pursuant to the preceding paragraph.

        Optional Redemption Upon a Change of Control.    In addition, prior to June 15, 2007, upon the occurrence of a Change of Control, the Notes may be redeemed by the Company or the acquiring party, in whole but not in part, at a redemption price equal to 113.25% of the Accreted Value thereof on the redemption date; provided, that such redemption (the "Change of Control Redemption") occurs within 75 days of the occurrence of such Change of Control.

Mandatory Redemption

        On June 15, 2009, if any Notes are outstanding, the Company will be required to redeem 35.5% of each Note (provided that if such redemption results in any unredeemed portion of a Note having a principal amount that is not a round multiple of $1,000, the Company shall redeem an additional portion of such Note so as to reduce the principal amount to a round multiple of $1,000) then outstanding (the "Mandatory Principal Redemption Amount") ($31.2 million aggregate Accreted Value of the Notes, assuming all of the Notes remain outstanding on such date) at a redemption price of 100% of the Accreted Value of the portion of the Notes so redeemed; provided, that the Company shall simultaneously be required to redeem an additional portion of each Note to the extent required to prevent such Note from being treated as an "Applicable High Yield Discount Obligation" within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended. The Mandatory Principal Redemption Amount represents an amount approximately equal to (i) the excess of the aggregate Accreted Value of all Notes outstanding on June 15, 2009 over the aggregate original issue price thereof less (ii) an amount equal to one year's simple uncompounded interest on the aggregate original issue price of such Notes at a rate per annum equal to the yield to maturity on the Notes.

Selection and Notice of Redemption

        In the event that the Company chooses to redeem at any time less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either

          (1)   in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or,

          (2)   if such notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

        No Notes of a principal amount at maturity of $1,000 or less shall be redeemed in part. If a partial redemption is made with the proceeds of a Public Equity Offering, the Trustee will select the Notes only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount at maturity thereof to be redeemed. A new Note in a principal amount at maturity equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue or accrete, as applicable, on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Change of Control

        The Indenture will provide that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest, if any, to the date of purchase. The Company shall not be required to make a Change of Control Offer as described in this paragraph if it has provided a notice of redemption to the Trustee pursuant to the provisions under the caption "Redemption—Optional Redemption Upon a Change of Control" or "Redemption—Optional Redemption."

        Within 30 days following the date upon which a Change of Control occurs, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Company, a Depositary, if appointed by the Company, or the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

        The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

        If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

        The Credit Agreement as in effect on the Issue Date will, and existing and future indebtedness of the Company and its Subsidiaries may, restrict the purchase of Notes by the Company prior to their maturity and, upon a Change of Control, all amounts outstanding under the Credit Agreement may, at the option of the lenders thereunder, become due and payable. There can be no assurance that in the event of a Change in Control the Company and/or CHAAS will be able to obtain the necessary consents from the lenders under the Credit Agreement to consummate a Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the applicable Change of Control purchase price when due would result in an Event of Default and would give the Trustee and the Holders of the Notes the rights described under "Events of Default".

        Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on their property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by their management. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

        The definition of "Change of Control" in the Indenture is limited in scope. The provisions of the Indenture may not afford Holders the right to require the Company to repurchase such Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its Affiliates, including a reorganization, restructuring, merger or similar transaction involving the Company (including, in certain circumstances, an acquisition of the Company by management or its Affiliates) that may adversely affect Holders, if such transaction is not a transaction defined as a Change of Control. See "Certain Definitions" below for the definition of "Change of Control."

        One of the events that constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Company's assets under certain circumstances. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event Holders elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase in many circumstances.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

Certain Covenants

        The Indenture will contain, among others, the following covenants:

        Limitation on Incurrence of Additional Indebtedness.    (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that (i) the Company or any Restricted Subsidiary of the Company (other than CHAAS or any Restricted Subsidiary of CHAAS) may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof and the application of the proceeds thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.00 to 1.0 if such Indebtedness is incurred on or prior to May 23, 2005 or 2.25 to 1.0 if such Indebtedness is incurred thereafter and (ii) CHAAS or any Restricted Subsidiary of CHAAS may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof and the application of the proceeds thereof, the Consolidated Fixed Charge Coverage Ratio of CHAAS is greater than 2.00 to 1.0 if such Indebtedness is incurred on or prior to May 23, 2005 or 2.25 to 1.0 if such Indebtedness is incurred thereafter.

        For purposes of determining compliance with this covenant, (i) Acquired Indebtedness shall be deemed to have been incurred by the Company, CHAAS or one of the Company's Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary (or is merged into the Company, CHAAS or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, and (ii) the maximum amount of Indebtedness that the Company, CHAAS and the Company's Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

          (b)   The Company will not, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company.

        Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly,

          (1)   declare or pay any dividend or make any distribution on or in respect of shares of Capital Stock of the Company or any Restricted Subsidiary to holders of such Capital Stock, other than (a) dividends or distributions payable in Qualified Capital Stock of the Company and (b) in the case of a Restricted Subsidiary, dividends or distributions payable (i) in Qualified Capital Stock of such Restricted Subsidiary and (ii) to the Company and to any other Restricted Subsidiary and pro rata dividends or distributions payable to minority stockholders of such Restricted Subsidiary;

          (2)   purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Restricted Subsidiary, other than such Capital Stock held by the Company or any Restricted Subsidiary;

          (3)   make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

          (4)   make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto,

          (i)    a Default or an Event of Default shall have occurred and be continuing;

          (ii)   (A) with respect to a Restricted Payment by the Company, the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with clause (a)(i) of the "Limitation on Incurrence of Additional Indebtedness" covenant or (B) with respect to a Restricted Payment by CHAAS or any Restricted Subsidiary of CHAAS, CHAAS is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with clause (a)(ii) of the "Limitation on Incurrence of Additional Indebtedness" covenant; or

          (iii)  the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to May 23, 2003 (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum (the "Restricted Payments Basket") of

            (u)   50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned from May 23, 2003 (taking into account, without duplication, the Consolidated Net Income of CHAAS and its Restricted Subsidiaries from such date notwithstanding that the Company was incorporated after such date) and ending on the date of such proposed Restricted Payment (the "Reference Date") (treating such period as a single accounting period) (it being understood that for purposes of determining cumulative Consolidated Net Income of the Company pursuant to this clause (iii)(u) only, the Company's noncash interest expense and amortization of original issue discount shall be excluded); plus

            (v)   100% of the aggregate net cash proceeds and 100% of the fair market value of property other than cash received by the Company from any Person (other than a Restricted Subsidiary of the Company) from the issuance and sale subsequent to May 23, 2003 and on or prior to the Reference Date of Qualified Capital Stock of the Company (but excluding (1) any debt security that is convertible into, or exchangeable for, Qualified Capital Stock and (2) any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under the subheading "Redemption—Optional Redemption Upon Public Equity Offerings"); plus

            (w)  without duplication of any amounts included in clause (iii)(v) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company's Capital Stock subsequent to May 23, 2003 and on or prior to the Reference Date (excluding any net cash proceeds from a Public Equity Offering to the extent used to redeem the Notes in compliance with the provisions set forth under the subheading "Redemption—Optional Redemption Upon Public Equity Offerings"); plus

            (x)   100% of the aggregate net cash proceeds received by the Company or any of its Restricted Subsidiaries from any Person (other than a Restricted Subsidiary of the Company) from the issuance and sale (subsequent to May 23, 2003) of Indebtedness (including Disqualified Capital Stock) that has been converted into or exchanged for Qualified Capital Stock of the Company, together with the aggregate cash received by the Company at the time of such conversion or exchange and the amount of any accrued interest then outstanding on any such Indebtedness that is not paid in cash; plus

            (y)   without duplication, the sum of

              (1)   the aggregate amount paid in cash or Cash Equivalents to the Company or any Restricted Subsidiary of the Company on or with respect to Investments (other than Permitted Investments) made subsequent to May 23, 2003 whether through interest payments, principal payments, dividends or other distributions or payments;

              (2)   the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Restricted Subsidiary of the Company); and

              (3)   upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value of such Subsidiary;

  provided, however, that the sum of clauses (1), (2) and (3) above shall not exceed the aggregate amount of all such Investments made subsequent to May 23, 2003; plus

            (z)   $15.0 million.

        Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit

          (1)   the payment of any dividend or other distribution or redemption within 60 days after the date of declaration of such dividend or call for redemption if such payment would have been permitted on the date of declaration or call for redemption;

          (2)   the repurchase, redemption or other acquisition or retirement of any shares of Capital Stock of the Company or any Restricted Subsidiary of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

          (3)   the payment of principal, the repurchase, retirement, redemption or other repayment of any Subordinated Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Restricted Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) if no Default or Event of Default shall have occurred and be continuing, Refinancing Indebtedness;

          (4)   if no Default or Event of Default shall have occurred and be continuing, a Restricted Payment to pay for the repurchase of Capital Stock of CHAAS or any of its direct or indirect parent corporations or limited liability companies from directors, officers or employees or former directors, officers or employees of CHAAS Holdings, LLC or any of its Subsidiaries or their authorized representatives, estates or beneficiaries upon the death, disability or termination of employment of such employees, or termination of their seat on the Board of Directors of CHAAS Holdings, LLC or any of its Subsidiaries, or pursuant to the terms of any agreement under which such Capital Stock was issued in an aggregate amount not to exceed in any fiscal year $2.0 million plus up to $1.0 million of the unused amount permitted under this clause (4) for the immediately preceding fiscal year;

          (5)   the repurchase, redemption or other repayment of any Subordinated Indebtedness in the event of a change of control in accordance with provisions similar to the "Change of Control" covenant described herein; provided that, prior to such repurchase, redemption or other repayment, the Company has made the Change of Control Offer as provided in such covenant with respect to the Notes and prior to or concurrently with such redemption or other repayment have repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

          (6)   the payment or distribution, to dissenting holders of Capital Stock pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or any of its Restricted Subsidiaries;

          (7)   the declaration or payment of dividends on the Common Stock of the Company or any other holding company of the Company following any Public Equity Offering of such Common Stock of up to 6% per annum of the net cash proceeds received by the Company in all Public Equity Offerings; and

          (8)   the application of the proceeds received by the Company from the sale of the Notes for any one or more of the following purposes: (i) to make a distribution to the equity holders of the Company's parent, CHAAS Holdings, LLC, (ii) to redeem or otherwise purchase a portion of the equity interests of the Company's parent, CHAAS Holdings, LLC and/or (iii) to purchase, repay or prepay, on such terms as may be negotiated, not less than $5.0 million in aggregate principal amount of indebtedness of one or more Restricted Subsidiaries of the Company.

        In determining the aggregate amount of Restricted Payments made subsequent to May 23, 2003 in accordance with clause (iii) of the second preceding paragraph, amounts expended pursuant to clauses (1), (4), (5), (6) and (7) of the immediately preceding paragraph shall be included in such calculation. No issuance and sale of Qualified Capital Stock pursuant to clause (2) or (3) of the immediately preceding paragraph shall increase the Restricted Payments Basket, except to the extent the proceeds thereof exceed the amounts used to effect the transactions described therein.

        For the purposes of determining compliance with this "Limitation on Restricted Payments" covenant, the amount, if other than in cash, of any property referred to in clause (iii)(v) above or of any Restricted Payment shall be determined in good faith by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution.

        Limitation on Asset Sales.    (A) The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless

          (1)   the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of;

          (2)   at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that (a) the amount of any Indebtedness or other liabilities of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets and (b) the fair market value of any marketable securities, currencies, notes or other obligations received by the Company or any such Restricted Subsidiary in exchange for any such assets that are promptly converted into cash or Cash Equivalents within 180 days after the consummation of such Asset Sale (to the extent of the cash received) shall be deemed to be cash for purposes of this provision; and

          (3)   upon the consummation of an Asset Sale, the Company shall, subject to paragraph (B) below, apply, or cause any Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 395 days of receipt thereof either

            (a)   to repay or prepay any Indebtedness under the Credit Agreement, any other Indebtedness of a Restricted Subsidiary of the Company or any secured Indebtedness of the Company (provided the principal amount of such secured Indebtedness of the Company to be repaid does not exceed $15.0 million in the aggregate) and, in the case of any such Indebtedness under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, provided that, if an offer to purchase any Indebtedness of CHAAS or any of its Restricted Subsidiaries is made in accordance with the terms of such Indebtedness, such Indebtedness of such Restricted Subsidiary will be deemed to have been paid or prepaid to the extent of the amount of the offer, whether or not accepted by the holders thereof, and the Net Proceeds Offer Amount will be reduced by the amount of such offer;

            (b)   to make an Investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used, or Capital Stock of a Person engaged, in a Permitted Business ("Replacement Assets"); and/or

            (c)   a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b);

        (B)  On the 396th day after an Asset Sale (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of paragraph (A) above (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to allow the Company to make an offer to purchase (the "Net Proceeds Offer") to all Holders and, to the extent required by the terms of any Pari Passu Indebtedness, an offer to purchase to all holders of such Pari Passu Indebtedness, on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of any such Pari Passu Indebtedness) on a pro rata basis, that amount of Notes (and Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount at a price equal to 100% of the Accreted Value of the Notes (and Pari Passu Indebtedness) to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

        (C)  If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

        (D)  The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10.0 million, shall be applied as required pursuant to this covenant).

        (E)  In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "—Merger, Consolidation and Sale of Assets", which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

        (F)  With respect to any Permitted Sale and Leaseback Transaction, (1) the reference to "395 days" in clause (A)(3) above shall mean "575 days" and (2) the reference to the "396th day" in paragraph (B) above shall mean the "576th day."

        (G)  To the extent that the aggregate Accreted Value of Notes tendered pursuant to such Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use the remaining amounts for general corporate purposes. Upon completion of such Net Proceeds Offer, the Net Proceeds Offer Amount will be reset to zero.

        (H)  Notwithstanding paragraphs (A) and (B) of this covenant, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that

          (1)   the consideration for such Asset Sale constitutes Replacement Assets; and

          (2)   such Asset Sale is for fair market value; provided that any cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of paragraphs (A) and (B) of this covenant.

        (I)   Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 principal amount at maturity in exchange for cash. To the extent Holders properly tender Notes and holders of Pari Passu Indebtedness properly tender such Indebtedness having an Accreted Value in an amount exceeding the Net Proceeds Offer Amount, the tendered Notes and Pari Passu Indebtedness will be purchased on a pro rata basis based on the Accreted Value of Notes and Pari Passu Indebtedness tendered (and the Trustee shall select the tendered Notes of tendering Holders on a pro rata basis based on the Accreted Value of Notes tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

        (J)   The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

        Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any such Restricted Subsidiary of the Company to

          (1)   pay dividends or make any other distributions on or in respect of its Capital Stock owned by the Company or any Restricted Subsidiary of the Company;

          (2)   make loans or advances to the Company or any Restricted Subsidiary of the Company that owns Capital Stock of such Restricted Subsidiary of the Company or pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company that owns Capital Stock of such Restricted Subsidiary of the Company; or

          (3)   transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company that owns Capital Stock of such Restricted Subsidiary of the Company,

except for such encumbrances or restrictions existing under or by reason of

          (a)   applicable law;

          (b)   the Indenture and the Notes;

          (c)   the Credit Agreement and the loan and security documents relating thereto;

          (d)   in the case of clause (3) above, (A) agreements or instruments that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company, or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) provisions arising or agreed to in the ordinary course of business, not relating to any Indebtedness, that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any of its Restricted Subsidiaries in any manner material to the Company or any of its Restricted Subsidiaries;

          (e)   any agreement or instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

          (f)    agreements or instruments existing on the Issue Date, including, without limitation, the indenture governing the Existing Notes, to the extent and in the manner such encumbrances and restrictions are in effect on the Issue Date;

          (g)   an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, any Restricted Subsidiary of the Company or provisions with respect to the disposition or distribution of assets or property in joint venture agreements or other similar agreements or arrangements entered into in the ordinary course of business;

          (h)   provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Capital Stock of a Person other than on a pro rata basis;

          (i)    provisions in agreements or instruments relating to Purchase Money Indebtedness or Capitalized Lease Obligations incurred in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant that impose restrictions of the nature described in clause (3) above on the property acquired;

          (j)    restrictions on cash or other deposits imposed by customers under contracts or other arrangements entered into or agreed to in the ordinary course of business;

          (k)   restrictions on the ability of any Foreign Restricted Subsidiary to make dividends or other distributions resulting from the operation of reasonable financial covenants contained in documentation governing Indebtedness of such Subsidiary permitted under the Indenture;

          (l)    restrictions in other Indebtedness incurred in compliance with the covenant described under "—Limitation on Incurrence of Additional Indebtedness;" provided, that such restrictions, taken as a whole, are, in the good faith judgment of the Company's Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (b), (c) and (f) above;

          (m)  restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien; or

          (n)   an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (e), (f), (i), (k) or (l) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (e), (f), (i), (k) or (l).

Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any of its Restricted Subsidiaries from creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant.

        Limitation on Preferred Stock of Restricted Subsidiaries.    The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

        Limitation on Liens.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless

          (1)   in the case of Liens securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

          (2)   in all other cases, the Notes are equally and ratably secured by a Lien on such property, assets, proceeds, income or profit.

        In the event that all Liens, the existence of any of which gives rise to a Lien securing the Notes pursuant to the provisions of this covenant, cease to exist, the Lien securing the Notes required by this covenant shall automatically be released and the Trustee shall execute appropriate documentation.

        Merger, Consolidation and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the assets of the Company (determined on a consolidated basis for the Company) whether as an entirety or substantially as an entirety to any Person unless

        (1)   either

          (a)   the Company shall be the surviving or continuing Person; or

          (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and its Restricted Subsidiaries substantially as an entirety (the "Surviving Entity")

            (x)   shall be a corporation or a partnership or a limited liability company, in each case, organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

            (y)   shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee in all respects), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes, as the case may be, and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company, as the case may be, to be performed or observed; provided that at any time the Company or its successor is a partnership or a limited liability company, there shall be a co-issuer of the Notes that is a corporation;

          (2)   except in the case of a consolidation or merger of the Company, with or into a Wholly Owned Restricted Subsidiary of the Company, or a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Company to a Wholly Owned

  Restricted Subsidiary of the Company, immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness (including Acquired Indebtedness) incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to clause (a)(i) of the "—Limitation on Incurrence of Additional Indebtedness" covenant;

          (3)   immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness (including Acquired Indebtedness) incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

          (4)   the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

        For purposes of the foregoing, (i) the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company and (ii) the Company, if surviving, will be automatically discharged from all of its Obligations under the Indenture and the Notes so long as the requirements set forth above are satisfied.

        The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company, in accordance with the foregoing, in which the Company is not the continuing corporation, the Surviving Entity formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such Surviving Entity had been named as such.

        Any merger or consolidation, or sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the property or assets of the Company with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction in the United States or any state thereof or the District of Columbia, need only comply with clause (4) of the first paragraph of this covenant.

        Limitations on Transactions with Affiliates.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under the third paragraph of this covenant and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

        All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $2.5 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any

Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $10.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, issued by an Independent Financial Advisor and file the same with the Trustee.

        The restrictions set forth in the first paragraph of this covenant shall not apply to

          (1)   reasonable fees and compensation paid to and indemnity and reimbursement provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors or senior management;

          (2)   transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries;

          (3)   any agreement (other than the Management Agreement) as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not materially more disadvantageous to the Holders, taken as a whole, in any material respect than the original agreement as in effect on the Issue Date;

          (4)   the payment to Castle Harlan, Inc. of management fees pursuant to and in accordance with the Management Agreement not to exceed the amount per year specified in the Management Agreement; provided that, in the event the full amount thereof is not paid in any year, the deficiency may cumulate and may be paid together with the then current management fee for such subsequent year; provided further that no Default or Event of Default shall have occurred and be continuing at the time of payment;

          (5)   Restricted Payments permitted by the Indenture;

          (6)   any employment, stock option, stock repurchase, employee benefit, compensation, business expense reimbursement, severance, termination or other employment-related agreements, arrangements or plans entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

          (7)   loans or advances to employees or directors in the ordinary course of business of the Company or any of its Restricted Subsidiaries to the extent permitted under the Indenture;

          (8)   any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which it files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes;

          (9)   any Affiliate Transaction which constitutes a Permitted Investment;

          (10) any transaction on arm's length terms with non-Affiliates that become Affiliates as a result of such transaction;

          (11) the issuance of Qualified Capital Stock of the Company or any of its Restricted Subsidiaries; and

          (12) transactions with customers, suppliers or purchasers or sellers of goods or services which are fair to the Company and its Restricted Subsidiaries as determined by the Board of Directors of the Company.

        Limitation on Guarantees by Certain Subsidiaries.    Upon the occurrence of the guarantee of any Indebtedness of the Company in a principal amount greater than $2.5 million individually or in the aggregate by any Restricted Subsidiary of the Company, the Company will cause such Restricted Subsidiary to execute a guarantee, satisfactory in form and substance to the Trustee (and with such documentation relating thereto as the Trustee shall require, including, without limitation, the execution of a supplemental indenture and opinions of counsel as to the enforceability of such guarantee), pursuant to which such Restricted Subsidiary will fully and unconditionally guarantee the Notes on the same basis and terms as such guarantee; provided, however, that if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the Notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinated Indebtedness shall be subordinated to the guarantee of the Notes pursuant to customary subordination provisions.

        Notwithstanding the foregoing and the other provisions of the Indenture, any guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer to any Person not an Affiliate of the Company of a majority of the Capital Stock or all or substantially all of the assets of any such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture), (ii) the release or discharge of the Indebtedness or the foregoing guarantee that resulted in the creation of such guarantee (except a discharge or release by or as a result of payment under such guarantee), (iii) the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture, (iv) the release and discharge of the Indenture in accordance with its terms or (v) a covenant defeasance or legal defeasance in accordance with the Indenture.

        Conduct of Business.    The Company and its Restricted Subsidiaries will not engage in any businesses which is not a Permitted Business.

        Reports to Holders.    The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding and prior to the Company being subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will deliver to the Trustee, within the time periods specified in the Commission's rule and regulations,

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries and, with respect to the annual financial statements only, a report thereon by the Company's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations.

        In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing). In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        Payments for Consent.    Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

        The following events are defined in the Indenture as "Events of Default":

          (1)   the failure to pay interest on any Note when the same becomes due and payable and the default continues for a period of 30 days;

          (2)   the failure to pay the principal of any Note, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

          (3)   a default by the Company in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 45 days after the Company receives written notice specifying the default (and demanding that such default be remedied and stating that such notice is a "Notice of Default") from the Trustee or the Holders of at least 25% of the outstanding principal amount at maturity of the Notes (except in the case of a default with respect to the "Merger, Consolidation and Sale of Assets" covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

          (4)   the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company (other than a Foreign Restricted Subsidiary that is not a Significant Subsidiary), or the acceleration of the final stated maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $10.0 million or more at any time and such failure shall not have been cured or waived within 30 days thereof;

          (5)   one or more judgments (not covered by insurance as to which the carrier has assumed the defense or acknowledged coverage) in an aggregate amount in excess of $10.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries (other than a Foreign Restricted Subsidiary that is not a Significant Subsidiary) and such judgments shall remain undischarged, unpaid or unstayed for a period of 60 consecutive days after such judgment or judgments become final and non-appealable; or

          (6)   certain events of bankruptcy affecting the Company or any Significant Subsidiary of the Company.

        If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount at maturity of outstanding Notes may declare the Accreted Value of and accrued and unpaid interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration", and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then the Accreted Value of, and premium, if any, and accrued and unpaid interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

        The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount at maturity of the Notes may rescind and cancel such declaration and its consequences

          (1)   if the rescission would not conflict with any judgment or decree; and

          (2)   if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration.

        No such rescission shall affect any subsequent Default or impair any right consequent thereto.

        The Holders of a majority in principal amount at maturity of the Notes may waive any existing or past Default or Event of Default under the Indenture, and its consequences, except (other than as provided in the immediately preceding paragraph) a default in the payment of the principal of or interest on any Notes.

        Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee indemnity reasonably satisfactory to it. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount at maturity of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

        Under the Indenture, the Company is required to provide an officers' certificate to the Trustee promptly, upon any such officer obtaining knowledge of any Default or Event of Default (provided that the Company shall provide such certification at least annually whether or not any officer knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator (or person forming any limited liability company), agent, member or stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities law and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

        The Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for

          (1)   the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due;

          (2)   the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

          (3)   the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations of any Guarantors released with respect to certain covenants that are described in the Indenture (including all of the covenants described in this "Description of the Notes" section) ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, events (excluding only certain non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance,

          (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by the Company, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

          (2)   in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that

            (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

            (b)   since the date of the Indenture, there has been a change in the applicable federal income tax law,

    in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default arising in connection with the borrowing of funds to fund such deposit and the grant of any Lien securing such borrowing);

          (5)   such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or Event of Default arising in connection with the borrowing of funds to fund such deposit and the grant of any Lien securing such borrowing) or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (6)   the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

          (7)   the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

          (8)   the Company shall have delivered to the Trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of deposit and that no Holder is an insider of the Company, after the 91st day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

        The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when

          (1)   either

            (a)   all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

            (b)   all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonable satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

          (2)   the Company has paid all other sums payable under the Indenture by the Company; and

          (3)   the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

        From time to time, the Company and the Trustee, without the consent of the Holders, may amend, waive or otherwise modify provisions of the Indenture and the Notes for certain specified purposes, including (a) curing ambiguities, defects or inconsistencies so long as such changes do not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect,

(b) providing for uncertificated Notes in addition to or in place of certificated Notes, (c) providing for the assumption of the Company's obligations to Holders of the Notes in case of a merger or consolidation or sale of all or substantially all of such entity's assets; or (d) complying with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the TIA. Other amendments, waivers and other modifications of provisions of the Indenture may be made with the consent of the Company and the Holders of a majority in principal amount at maturity of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no such amendment, waiver or other modification may

          (1)   reduce the principal amount of Notes at maturity whose Holders must consent to an amendment;

          (2)   reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

          (3)   change the method of calculation of Accreted Value;

          (4)   reduce the principal or Accreted Value of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

          (5)   make any Notes payable in money other than that stated in the Notes;

          (6)   make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such Holder's Note or Notes on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount at maturity of Notes to waive Defaults or Events of Default;

          (7)   after the Company's obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto; or

          (8)   modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes or any Guarantee in a manner which adversely affects the Holders.

Governing Law

        The Indenture will provide that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

        The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

        The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

        "Accreted Value" means, as of any date (the "Specified Date"), the amount provided below for each $1,000 principal amount at maturity of Notes:

        (1)   if the Specified Date occurs on one of the following dates (each, a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi-Annual Accrual Date	Accreted Value
June 15, 2004	$598.59
December 15, 2004	$638.24
June 15, 2005	$680.53
December 15, 2005	$725.61
June 15, 2006	$773.68
December 15, 2006	$824.94
June 15, 2007	$879.59
December 15, 2007	$937.87
June 15, 2008	$1,000.00

        (2)   if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue price of a Note and (B) an amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days elapsed from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

        (3)   if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

        (4)   if the Specified Date occurs on or after the Full Accretion Date, the Accreted Value will equal $1,000.

        "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

        "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing. A Person shall not be deemed an "Affiliate" of the

Company or any of its Restricted Subsidiaries solely as a result of such Person being a joint venture partner of the Company or any of its Subsidiaries.

        "Asset Acquisition" means, with respect to any Person, (1) an Investment by such Person or any Restricted Subsidiary of such Person in any third Person pursuant to which such third Person shall become a Restricted Subsidiary of such Person or any Restricted Subsidiary of such Person, or shall be merged with or into such Person or any Restricted Subsidiary of such Person, or (2) the acquisition by such Person or any Restricted Subsidiary of such Person of the assets of any third Person (other than a Restricted Subsidiary of such Person) which constitute all or substantially all of the assets of such third Person or comprises any division or line of business of such third Person or any other properties or assets of such third Person other than in the ordinary course of business.

        "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that asset sales or other dispositions shall not include (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $2,500,000; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets (determined on a consolidated basis) of the Company, as permitted under the "Merger, Consolidation and Sale of Assets" covenant; (c) any Restricted Payment permitted by the "Limitation on Restricted Payments" covenants or that constitutes a Permitted Investment; (d) sales or other dispositions of inventory, receivables or other current assets in the ordinary course of business; (e) a Permitted Lien; (f) a sale or other disposition or abandonment of damaged, worn-out or obsolete property; (g) the good faith surrender or waiver of contract rights or the settlement, release or surrender of claims of any kind; and (h) the sale or other disposal of property or assets pursuant to the exercise of remedies pursuant to the Credit Agreement or other security documents relating to any Indebtedness permitted under the Indenture.

        "Board of Directors" means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

        "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Borrowing Base" means, as of any date, an amount equal to the sum of

          (1)   85% of the aggregate book value of all accounts receivable of the Company and its Domestic Restricted Subsidiaries; plus

          (2)   60% of the aggregate book value of all inventory owned by the Company and its Domestic Restricted Subsidiaries,

all calculated on a consolidated basis and in accordance with GAAP.

        To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company shall use the most recent available information for purposes of calculating the Borrowing Base.

        "Capital Stock" means

          (1)   with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

          (2)   with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

        "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

        "Cash Equivalents" means

          (1)   marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government, the United Kingdom or The Netherlands or issued by any agency thereof and backed by the full faith and credit of the United States, the United Kingdom or The Netherlands, as applicable, in each case maturing within one year from the date of acquisition thereof;

          (2)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state, the United Kingdom or The Netherlands or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's, a division of the McGraw-Hill Companies ("S&P") or Moody's Investors Service, Inc. ("Moody's");

          (3)   commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

          (4)   certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia, the United Kingdom or The Netherlands or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250.0 million;

          (5)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

          (6)   investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        "Change of Control" means the occurrence of one or more of the following events

          (1)   any sale, lease, exchange or other transfer other than a Lien permitted by the Indenture or by way of consolidation or merger (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than to the Permitted Holders;

          (2)   the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

          (3)   any Person or Group (other than the Permitted Holders and any entity formed for the purpose of owning Capital Stock of the Company) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company;

          (4)   the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement, shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election or nomination for election by the Company's shareholders as a member of such Board of Directors was previously so approved; or

          (5)   the occurrence of any event or series of events that results in a "Change of Control" under the subordinated promissory notes issued pursuant to the Securities Purchase Agreement.

        "Commission" means the Securities and Exchange Commission.

        "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

        "Company" means Advanced Accessory Holdings Corp., a corporation organized under the laws of the State of Delaware.

        "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of

          (1)   Consolidated Net Income; and

          (2)   to the extent Consolidated Net Income has been reduced thereby,

            (a)   all income taxes of such Person and its Restricted Subsidiaries, paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business);

            (b)   Consolidated Interest Expense; and

            (c)   Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period,

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to

          (1)   the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries, or the issuance, redemption, repurchase or other repayment of any Preferred Stock by such Person or any of its Restricted Subsidiaries (and, in each case, the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness, or any issuance, redemption, repurchase or other repayment of any Preferred Stock (and, in each case, the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

          (2)   any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period.

        Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio,"

          (1)   interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

          (2)   notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of

          (1)   Consolidated Interest Expense; plus

          (2)   the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person and, to the extent permitted under the Indenture, its Restricted Subsidiaries paid during such period in cash to any Person other than such Person or any of its Restricted Subsidiaries times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication,

          (1)   the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount and amortization or write-off of deferred financing costs; (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; and (d) the interest portion of any deferred payment obligation; and

          (2)   the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP;

provided that there shall be excluded therefrom any non-cash amortization or write-off of fees and expenses incurred in connection with the offering of the Notes (it being understood that amortization of debt discount in respect of the Notes shall not be so excluded when determining the Consolidated Interest Expense of the Company).

        "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (without duplication)

          (1)   after-tax gains or losses from Asset Sales (without regard to the $2,500,000 limitation set forth in the definition thereof) or abandonments or reserves relating thereto;

          (2)   extraordinary gains and extraordinary losses;

          (3)   gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

          (4)   the net income or loss of any Person acquired prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person, it being understood, however, that, in the case of a Restricted Subsidiary of the Company or CHAAS, the income or loss of such Person for such period may be included in determining the Consolidated Fixed Charge Coverage Ratio of the Company or CHAAS, as applicable, as a result of the operation of clause (2) of the first paragraph of the definition of such term;

          (5)   for the purposes of the "Limitation on Restricted Payments" covenant only, the net income (but not loss) of any Restricted Subsidiary (other than a Foreign Restricted Subsidiary) of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise, except (A) to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Restricted Subsidiary of the referent Person by such Restricted Subsidiary and (B) to the extent such restriction is permitted by the covenant described under "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries";

          (6)   the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person;

          (7)   any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following May 23, 2003;

          (8)   income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and

          (9)   in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

        "Consolidated Non-cash Charges" means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

        "Consolidated Tangible Assets" means the total consolidated assets, less goodwill and intangibles, of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company prepared in accordance with GAAP.

        "Credit Agreement" means the Amended and Restated Credit Agreement dated as of May 23, 2003, among certain subsidiaries of the Company as borrowers, the Company and certain other subsidiaries and affiliates as guarantors, the lenders party thereto in their capacities as lenders and/or agents thereunder, together with the documents related thereto (including, without limitation, any instruments, guarantee agreements and pledge and/or security documents), in each case as such agreements may be amended (including, without limitation, any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including, without limitation, increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the "Limitation on Incurrence of Additional Indebtedness" covenant above) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

        "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control or to the extent such Capital Stock is only so redeemable or exchangeable into Qualified Capital Stock) on or prior to the final maturity date of the Notes, provided that any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the stated maturity of the Notes shall not constitute Disqualified Capital Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Change of Control" covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to such covenants.

        "Domestic Restricted Subsidiary" means a Restricted Subsidiary of the Company incorporated or otherwise organized or existing under the laws of the United States, any state thereof or any territory or possession of the United States.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

        "Existing Notes" means the 10 3/4% Senior Notes due 2011 of Advanced Accessory Systems, LLC and AAS Capital Corporation.

        "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and, if such value exceeds $5.0 million, shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

        "Foreign Restricted Subsidiary" means any Restricted Subsidiary of the Company other than a Domestic Restricted Subsidiary.

        "Foreign Restricted Subsidiary Borrowing Base" means, as of any date, an amount equal to the sum of

          (1)   85% of the aggregate book value of all accounts receivable of the Foreign Restricted Subsidiaries; plus

          (2)   60% of the aggregate book value of all inventory owned by the Foreign Restricted Subsidiaries,

all calculated on a consolidated basis and in accordance with GAAP.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

        "Guarantee" means a guarantee of the Notes by a Guarantor required after the Issue Date by the provisions contained in the covenant "Limitation of Guarantees by Certain Subsidiaries."

        "Guarantors" means each of the Company's Restricted Subsidiaries that in the future executes a supplemental indenture in which such Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

        "Indebtedness" means with respect to any Person, without duplication,

          (1)   all Obligations of such Person for borrowed money;

          (2)   all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3)   all Capitalized Lease Obligations of such Person;

          (4)   all Obligations of such Person issued or assumed as the deferred purchase price of property or services and all Obligations under any conditional sale or title retention agreement (but excluding any such Obligations that constitute trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

          (5)   all Obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, but excluding Obligations with respect to letters of credit (including trade letters of credit) to the extent such Obligations are cash collateralized or such letters of credit secure Obligations (other than Obligations described in clauses (1), (2) and (3) above) entered into in the ordinary course of business of such Person and such letters of credit are not drawn upon or, if drawn upon, to the extent any such drawing is reimbursed no later than three Business Days following receipt by such Person of a demand for reimbursement;

          (6)   guarantees and other contingent obligations in respect of Indebtedness of other Persons of the type referred to in clauses (1) through (5) above and clause (8) below;

          (7)   all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset and the amount of the Obligation so secured;

          (8)   all net Obligations under Currency Agreements and Interest Swap Agreements of such Person; and

          (9)   all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to its maximum fixed repurchase price, but excluding accrued dividends, if any.

        For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional Obligations as described above and, with respect to contingent Obligations, the maximum liability upon the occurrence of the contingency giving rise to the Obligation; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the original issue price of such Indebtedness.

        "Independent Financial Advisor" means a firm which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

        "Initial Purchaser" means Bear, Stearns & Co. Inc.

        "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements, in each case determined as if such agreement were terminated on the date such obligations were being determined for purposes of the Indenture.

        "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Restricted Subsidiary is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of or, with respect to any Restricted Subsidiary acquired or created after the Issue Date, if less, the value of the Investment when made by the Company and its Restricted Subsidiaries in the portion of such Restricted Subsidiary represented by such Common Stock.

        "Issue Date" means the date of original issuance of the Notes.

        "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

        "Management Agreement" means the management agreement dated as of April 15, 2003 among CHAAS, the Subsidiaries of CHAAS listed therein and Castle Harlan, Inc., as in effect on the Issue Date.

        "Material Domestic Restricted Subsidiary" means a Domestic Restricted Subsidiary of the Company having total assets with a book value in excess of $500,000.

        "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of

          (1)   reasonable out-of-pocket commissions, expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions and severance and relocation costs and expenses);

          (2)   net taxes paid or payable as a result of such Asset Sale;

          (3)   repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale or that is required by applicable law to be repaid out of the proceeds of such Asset Sale;

          (4)   amounts required to be paid to any Person (other than the Company or any of its Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to the Asset Sale; and

          (5)   appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

        "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Pari Passu Indebtedness" means any Indebtedness of the Company that ranks pari passu in right of payment with the Notes.

        "Permitted Business" means any business that is the same, similar, reasonably related, complementary or incidental to the business in which the Company or any of its Restricted Subsidiaries is engaged on the Issue Date.

        "Permitted Holders" means (1) Castle Harlan Partners IV, L.P. and any Person controlling, controlled by, or under common control with, and any account controlled or managed by or under common control or management with Castle Harlan Partners IV, L.P. and (2) Castle Harlan Inc. and

employees, management and directors of, and Persons owning accounts managed or advised by, any of the foregoing and their respective Affiliates.

        "Permitted Indebtedness" means, without duplication, each of the following:

           (1)  Indebtedness under the Notes issued on the Issue Date and any Guarantees thereof;

           (2)  Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $60.0 million and (b) the sum of (A) $10.0 million and (B) the Borrowing Base plus an amount not exceeding the aggregate amount of Indebtedness that is permitted to be incurred, but has not been incurred, under clauses (10), (11), (12) and (17) of this definition;

           (3)  other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments, in each case, when actually paid, or permanent reductions thereon;

           (4)  Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates;

           (5)  Indebtedness under Currency Agreements; provided that (x) in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder and (y) such Currency Agreements designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values;

           (6)  Indebtedness of a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Restricted Subsidiary of the Company or the holder of a Permitted Lien thereon, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary of the Company or the holder of a Permitted Lien thereon; provided that if as of any date any Person other than the Company or a Restricted Subsidiary of the Company or the holder of a Permitted Lien thereof owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

           (7)  Indebtedness of the Company to a Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Restricted Subsidiary of the Company and subject to no Lien, other than a Permitted Lien; provided that (a) any Indebtedness of the Company to any Restricted Subsidiary of the Company that is not a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Indenture and the Notes and (b) if as of any date any Person other than a Restricted Subsidiary of the Company or the holder of a Permitted Lien thereon owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (7) by the Company;

           (8)  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

           (9)  Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers' acceptances, workers' compensation claims, surety or appeal bonds,

  payment obligations in connection with self-insurance or similar obligations and bank overdrafts (and letters of credit in respect thereof) incurred in the ordinary course of business;

         (10)  Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed the greater of (a) $15.0 million and (b) 5% of Consolidated Tangible Assets (reduced by the aggregate amount of additional Indebtedness incurred under clause (2) hereof in reliance on this clause (10);

         (11)  Indebtedness consisting of guarantees by the Company or any of its Restricted Subsidiaries of Indebtedness permitted to be incurred under the Indenture;

         (12)  Indebtedness of the Company's Foreign Restricted Subsidiaries in an aggregate principal amount not to exceed the greater of (a) $50.0 million and (b) the Foreign Restricted Subsidiary Borrowing Base (reduced by the aggregate amount of additional Indebtedness incurred under clause (2) hereof in reliance on this clause (12);

         (13)  Refinancing Indebtedness;

         (14)  Indebtedness of the Company or any of its Restricted Subsidiaries consisting of guarantees, indemnities or other obligations in respect of purchase price adjustments in connection with the acquisition or disposition of property or assets;

         (15)  Indebtedness of the Company or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case in accordance with the Indenture;

         (16)  Indebtedness of the Company and its Restricted Subsidiaries consisting of Capitalized Lease Obligations not exceeding $15.0 million at any one time outstanding and incurred in connection with one or more Permitted Sale and Leaseback Transactions involving one or more properties that are owned on May 23, 2003 by one or more such Restricted Subsidiaries and that are located in Staphorst, The Netherlands, Hoogeveen, The Netherlands, and Fensmark, Denmark; and

         (17)  additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $15.0 million at any one time outstanding (reduced by the aggregate amount of additional Indebtedness incurred under clause (2) hereof in reliance on this clause (17).

        For purposes of determining compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (17) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with such covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the "Limitations on Incurrence of Additional Indebtedness" covenant.

        "Permitted Investments" means

           (1)  Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company;

           (2)  Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and the Indenture;

           (3)  Investments in cash and Cash Equivalents;

           (4)  loans and advances to directors, employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $3.0 million at any one time outstanding;

           (5)  Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and not for speculative purposes and otherwise in compliance with the Indenture;

           (6)  additional Investments having an aggregate fair market value at any time outstanding not to exceed $15.0 million;

           (7)  Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

           (8)  Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant;

           (9)  Investments existing on the Issue Date;

         (10)  any acquisition of assets solely in exchange for the issuance of Qualified Capital Stock of the Company or any of its Restricted Subsidiaries;

         (11)  Investments made by the Company or any of its Restricted Subsidiaries with the proceeds of a substantially concurrent offering of Qualified Capital Stock of the Company or any other holding company of the Company (which proceeds of any such offering of Qualified Capital Stock shall not have been, and shall not be, included in the calculation of the Restricted Payments Basket, except to the extent the proceeds thereof exceed the amounts used to effect such Investments);

         (12)  Investments represented by guarantees that are otherwise permitted under the Indenture; and

         (13)  advances to suppliers and customers in the ordinary course of business.

        "Permitted Liens" means the following types of Liens:

           (1)  Liens existing on the Issue Date;

           (2)  Liens securing the Notes and any Guarantees;

           (3)  Liens securing Indebtedness under the Credit Agreement that is permitted to be incurred under the "Limitation on Incurrence of Additional Indebtedness" covenant;

           (4)  Liens in favor of the Company or any Restricted Subsidiary of the Company;

           (5)  Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (i) taken as a whole are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced;

           (6)  Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) being contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

           (7)  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

           (8)  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

           (9)  Liens arising by reward of any judgment, decree or order of any court but not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

         (10)  survey exceptions, easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

         (11)  Liens upon specific items of inventory or other goods and proceeds of the Company or any of its Restricted Subsidiaries securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

         (12)  Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

         (13)  Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

         (14)  Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted pursuant to clause (4) of the definition of "Permitted Indebtedness";

         (15)  Liens securing Capitalized Lease Obligations and Purchase Money Indebtedness permitted to be incurred under the Indenture; provided, however, that in the case of Capitalized Lease Obligations, such Liens do not extend to any property or assets which are not leased property subject to such Capitalized Lease Obligations;

         (16)  Liens securing Indebtedness under Currency Agreements permitted to be incurred pursuant to clause (5) of the definition of "Permitted Indebtedness";

         (17)  Liens securing Acquired Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant; provided that

            (a)   such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

            (b)   such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

         (18)  Liens securing Indebtedness incurred pursuant to clause (12), (14) (but in the case of clause (14) such Liens shall only be on the assets that are the subject of the transaction permitted by clause (14)), (15), (16) or (17) of the definition of "Permitted Indebtedness";

         (19)  any provision for the retention of title to an asset by the vendor or transferor of such asset, which asset is acquired by the Company or any Restricted Subsidiary of the Company in a transaction entered into in the ordinary course of business of the Company or such Restricted Subsidiary;

         (20)  Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to Obligations that do not exceed $15.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary;

         (21)  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

         (22)  Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

         (23)  deposits made in the ordinary course of business to secure liability to insurance carriers;

         (24)  rights of a licensor of intellectual property;

         (25)  leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

         (26)  banker's Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

         (27)  any interest or title of a lessor in the property subject to any capitalized lease or operating lease;

         (28)  Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, a Restricted Subsidiary of the Company; provided that such Liens do not (a) extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries other than the property or assets acquired or (b) secure Indebtedness (including Acquired Indebtedness);

         (29)  Liens securing Indebtedness of a Restricted Subsidiary of the Company that is permitted to be incurred under the "Limitation on Incurrence of Additional Indebtedness" covenant; and

         (30)  any extension, renewal or replacement, in whole or in part, of any Lien described in clause (1), (15) or (17) of the definition of "Permitted Liens"; provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets.

        "Permitted Sale and Leaseback Transaction" means any Sale and Leaseback Transaction entered into by any Restricted Subsidiary of the Company with respect to any facility (including, without limitation, any manufacturing, engineering, warehousing or administration facility), owned or leased by such Restricted Subsidiary on the Issue Date.

        "Person" means an individual, partnership, corporation, limited liability company, unincorporated organization or trust, or a governmental agency or political subdivision thereof.

        "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

        "Purchase Money Indebtedness" means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of design, development, installation, construction or improvement, of property or equipment; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall not be secured by any asset other than the specified asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property to which such asset is attached.

        "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

        "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease, replace or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant (other than pursuant to clauses (2), (4), (5), (6), (7), (8), (9), (10), (11), (12), (14), (15), (16) or (17) of the definition of Permitted Indebtedness), in each case, other than Refinancing Indebtedness incurred to Refinance all of the Notes, that does not

          (1)   result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus accrued interest on the Indebtedness being Refinanced plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable fees and expenses incurred by the Company and its Restricted Subsidiaries in connection with such Refinancing); or

          (2)   create Indebtedness with (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

        "Registration Rights Agreement" means the registration rights agreement dated as of the Issue Date between the Company and the Initial Purchaser.

        "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

        "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of the Company of any property, whether owned by the Company or any Restricted Subsidiary of the Company at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

        "Securities Act" means the Securities Act of 1933, as amended, or any successor statute or statutes thereto.

        "Securities Purchase Agreement" means the Securities Purchase Agreement dated April 15, 2003, among CHAAS, the Company and each of the seller parties listed on the signature pages thereto, as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time; provided that any Indebtedness incurred pursuant to such amendment or modification shall not result in any payments of principal thereunder prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment thereunder as in effect on the Issue Date.

        "Significant Subsidiary", with respect to any Person, means (1) any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Rule 1.02(w) of Regulation S-X under the Exchange Act as such Regulation is in effect on the Issue Date and (2) any Restricted Subsidiary of such Person that, when aggregated with all other Restricted Subsidiaries of such Person that are not otherwise Significant Subsidiaries and as to which any event described in clause (6) under "—Events of Default" has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

        "Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor, if any, that is subordinated or junior in right of payment to the Notes or such Guarantee, as the case may be.

        "Subsidiary", with respect to any Person, means

          (1)   any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or any combination thereof); or

          (2)   any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person or one or more Subsidiaries of such Person (or any combination thereof).

        "Unrestricted Subsidiary" of any Person means

          (1)   any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that

          (1)   the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant; and

          (2)   each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

        For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the "Limitation on Restricted Payments" covenant, the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company or, with respect to any Restricted Subsidiary acquired or created after the Issue Date, if less, the amount of the value of the Investment in such Subsidiary when made, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the "Limitation on Restricted Payments" covenant.

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if

          (1)   immediately after giving effect to such designation, (A) in the case of any Subsidiary of the Company that is not also a Subsidiary of CHAAS, the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in clause (a)(i) of the first paragraph of the covenant described under the caption "Certain Covenants—Limitation on Incurrence of Additional Indebtedness" or (B) in the case of CHAAS and any Restricted Subsidiary of CHAAS, CHAAS and any Restricted Subsidiary of CHAAS would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in clause (a)(ii) of the first paragraph of the covenant described under the caption "Certain Covenants—Limitation on Incurrence of Additional Indebtedness"; and

          (2)   immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

        Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

        "Wholly Owned Restricted Subsidiary" of any Person means any Wholly Owned Subsidiary of such Person which at the time of determination is a Restricted Subsidiary of such Person.

        "Wholly Owned Subsidiary" of any Person means any Subsidiary of such Person of which all the outstanding securities which confer on the holders thereof the right to elect directors or their functional equivalents (other than in the case of a foreign Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following summary discusses the material U.S. federal income tax considerations relating to the exchange of Original Notes for New Notes and the ownership and disposition of the New Notes by an initial beneficial owner of the Original Notes. Except where noted, this summary deals only with Notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, and is applicable only to initial purchasers of Notes who purchased the Notes at their initial offering price and to holders who will hold the New Notes. Reference to "Notes" in this section of the prospectus refers to both the "Original Notes" and the "New Notes."

        This summary is for general information only and does not address special situations. For example, this summary does not address (i) tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or foreign currencies, brokers, financial institutions or "financial service entities," tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, regulated investment companies, real estate investment trusts, insurance companies, retirement plans, U.S. expatriates or former long-term residents of the United States, partnerships or other pass-through entities or investors in partnerships or pass-through entities; (ii) tax consequences to persons holding Notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle; (iii) tax consequences to U.S. holders (as defined below) of Notes whose "functional currency" is not the U.S. dollar; (iv) alternative minimum tax consequences, if any; or (v) any state, local or foreign tax consequences.

        The discussion below is based upon the provisions of the Code and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

        If a partnership or other pass-through entity holds Notes, the tax treatment of a partner in or an owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. Each partner or owner of a partnership or other pass-through entity that is considering holding Notes should consult its own tax advisor.

        For purposes of the discussion below, a "U.S. holder" is a beneficial owner of a Note that is for U.S. federal income tax purposes: (i) an individual that is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision of the United States; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. In addition, for purposes of this discussion, a "Non-U.S. holder" is a beneficial owner of a Note that is not a U.S. holder.

        In certain circumstances, the Company may be obligated to pay holders amounts in excess of the stated interest and principal payable on the Notes. The obligation to make such payments, including liquidated damages and redemption premiums payable in certain circumstances, may implicate the provisions of Treasury regulations relating to "contingent payment debt instruments." If the Notes were deemed to be contingent payment debt instruments, holders might be required to include in gross income an amount of OID in excess of that described below and might be required to treat any gain recognized on the sale or other taxable disposition of a Note as ordinary income rather than as capital gain. The Company intends to take the position that the likelihood that such payments will be made is remote or incidental and therefore the Notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to such holder's timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the Note that such holder's determination is different. It is possible, however, that the IRS may successfully assert a contrary position from that described above.

The remainder of this disclosure assumes that the Notes will not be treated as contingent payment debt instruments.

        THE FOLLOWING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE EXCHANGE OF ORIGINAL NOTES FOR NEW NOTES AND, OWNERSHIP AND DISPOSITION OF THE NEW NOTES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF EXCHANGING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

Consequences to U.S. Holders

  Original Issue Discount

        The Original Notes were issued with OID for U.S. federal income tax purposes in an amount equal to the excess of the "stated redemption price at maturity" of the Original Notes over their "issue price." The New Notes should be treated as a continuation of the Original Notes for federal income tax purposes. For purposes of the foregoing, the general rule is that the stated redemption price at maturity of a debt instrument is the sum of all payments provided by the debt instrument other than payments of "qualified stated interest." None of the payments on the Notes will constitute qualified stated interest. The "issue price" of the Notes will be the first price at which a substantial amount of the Notes are sold for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

        U.S. holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, a U.S. holder generally will not be required to include separately in income cash payments received on the Notes, even if denominated as interest. The amount of OID includible in income for a taxable year by a U.S. holder will generally equal the sum of the "daily portions" of the total OID on the Note for each day during the taxable year (or portion of the taxable year) on which such holder held the Note. Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. The amount of OID allocable to an accrual period will generally be the product of the "adjusted issue price" of a Note at the beginning of such accrual period and its "yield to maturity." The "adjusted issue price" of a Note at the beginning of an accrual period will equal the issue price plus the amount of OID previously includible in the gross income of any U.S. holder, less any payments made on such Note on or before the first day of the accrual period. The "yield to maturity" of a Note will be computed on the basis of a constant annual interest rate and compounded at the end of each accrual period. An accrual period may be of any length and may vary in length over the term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or the first day of an accrual period.

        Payments received by a U.S. holder upon the mandatory redemption in 2009 will be treated as a tax-free payment of a portion of the then accrued OID with respect to such Note in its entirety (including the portion not redeemed).

  Sale, Exchange, Retirement or Other Taxable Disposition of the Notes

        Subject to the discussion above regarding the mandatory redemption in 2009 of a portion of each Note, unless a non-recognition provision applies, a U.S. holder generally will recognize gain or loss upon the sale, exchange, retirement or other taxable disposition of a Note in an amount equal to the difference between the amount realized upon the sale, exchange, retirement or other taxable disposition and such holder's adjusted tax basis in the Note. A U.S. holder's adjusted tax basis in a Note generally will be equal to the amount paid by such holder for the Note, increased by the amount of OID previously included in income and decreased by the amount of any cash payments on the Note. Generally, such gain or loss will be capital gain or loss. If the U.S. holder is an individual and has held the Notes for more than one year, such capital gain generally will be eligible for reduced rates of taxation. The deductibility of net capital losses by individuals and corporations is subject to limitations under the Code.

  Exchange Offer

        The exchange of Original Notes for otherwise identical debt securities registered under the Securities Act pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. As a result, (1) a U.S. holder will not recognize a taxable gain or loss as a result of exchanging such holder's Original Notes; (2) the holding period of the New Notes will include the holding period of the Original Notes exchanged therefor; and (3) the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged therefor immediately before the exchange.

Consequences to Non-U.S. Holders

        For purposes of the discussion below, interest (including OID) and any gain on the sale, exchange, retirement (including a redemption) or other taxable disposition of a Note will be considered to be "U.S. trade or business income" if such income or gain is (1) effectively connected with the Non-U.S. holder's conduct of a U.S. trade or business and (2) in the case of a treaty resident, described in clause (1) above and attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. holder in the United States.

  Payment of Interest and OID

        Subject to the discussion below concerning backup withholding, generally, interest (including OID) paid on a Note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is "portfolio interest." Generally, interest (including OID) on the Notes will qualify as portfolio interest and will be eligible for the portfolio interest exemption if the Non-U.S. holder (1) does not actually or constructively own 10% or more of the total combined voting power of all of the Company's classes of stock entitled to vote, (2) is not a "controlled foreign corporation" with respect to which the Company is a "related person," as such terms are defined in the Code and (3) provides the required certifications, under penalties of perjury, that the beneficial owner of the Notes is not a U.S. person on a properly completed and executed IRS Form W-8BEN prior to the payment.

        The gross amounts of interest (including OID) that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net basis at regular graduated U.S. federal income tax rates rather than the 30% gross rate. In the case of a Non-U.S. holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, a Non-U.S. holder must provide a properly completed and executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS Form W-8BEN (in the case of a treaty), or any successor form as the IRS designates, as applicable, prior to the payment of interest (including OID). These forms must be periodically updated.

  Sale, Exchange, Retirement or Other Taxable Disposition of Notes

        Except as described below and subject to the discussion below on backup withholding, gain realized by a Non-U.S. holder on the sale, exchange, retirement (including a redemption) or other taxable disposition of a Note generally will not be subject to U.S. federal income or withholding tax unless (1) such gain constitutes U.S. trade or business income, which will be taxed as discussed above;

or (2) the Non-U.S. holder is an individual who holds the Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

  Exchange Offer

        The exchange of Original Notes for New Notes in the Exchange Offer will not constitute a taxable event for a Non-U.S. holder.

Information Reporting and Backup Withholding

  U.S. Holders

        In general, information reporting requirements will apply to certain payments of principal and interest (including OID) paid on the Notes, and to the proceeds of certain sales unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding tax will apply to such payments unless a U.S. holder provides its taxpayer identification number and certifies, under penalties of perjury, that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

  Non-U.S Holders

        The Company must report annually to the IRS and to each Non-U.S. holder any interest (including OID) that is paid to the Non-U.S. holder. Copies of these information returns also may be made available to the tax authorities of the country in which the Non-U.S. holder resides under the provisions of various treaties or agreements for the exchange of information. Non-U.S. holders other than corporations may be subject to backup withholding and additional information reporting. Backup withholding will not apply to payments of interest (including OID) on the Notes to a Non-U.S. holder if the Non-U.S. holder properly certifies that it is not a U.S. person or otherwise establishes an exemption.

        The payment of the gross proceeds from the sale, exchange, retirement (including a redemption) or other taxable disposition of the Notes to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption. The payment of the gross proceeds from the sale, exchange, retirement (including a redemption) or other taxable disposition of the Notes to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the gross proceeds from the sale, exchange, retirement (including a redemption) or other taxable disposition of the Notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder will be allowed as a refund or credit against such Non-U.S. holder's U.S. federal income tax liability, provided that the required information is provided to the IRS.

PLAN OF DISTRIBUTION

        A broker-dealer that is the holder of Original Notes that were acquired for the account of that broker-dealer as a result of market-making or other trading activities, other than Original Notes acquired directly from us or any of our affiliates, may exchange those Original Notes for New Notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-making or other trading activities, acknowledges that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where the Original Notes were acquired as a result of market-making activities for other trading activities. We have agreed that we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any resale, except that the period may be suspended for a period if we and our parent's board of directors or managers, as applicable, determine, upon the advice of counsel, that the amended or supplemented prospectus would require disclosure of confidential information or interfere with any of our financing, acquisition, reorganization or other material transactions. All broker-dealers effecting transactions in the New Notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of New Notes by broker-dealers or any other holder of New Notes. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commisions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemd to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer and to our performance of, or compliance with, the registration rights agreement (other than the commissions or concessions of any brokers or dealers) and will idemnify the holders of the New Notes (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Whether the New Notes offered hereby will be the binding obligations of the issuer will be passed upon for it by Schulte Roth & Zabel LLP, New York, New York.

EXPERTS

        The financial statements as of December 31, 2003 and for the periods from January 1, 2003 through April 14, 2003 for the Predecessor and April 15, 2003 through December 31, 2003 for the Company included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The financial statements as of December 31, 2002, and for each of the two years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN CERTIFYING ACCOUNTANT

        On November 20 2003, our parent engaged Deloitte & Touche LLP as our new independent accountants, replacing PwC, which had previously served as our independent accountants. Our parent's audit committee participated in and approved the decision to change independent accountants.

        The report of PwC, included in this prospectus, on the financial statements as of December 31, 2002 and for each of the two years in the period ended December 31, 2002 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits as of and for the aforementioned periods, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to the subject matter in connection with their reports on the financial statements for such years.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the New Notes. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the New Notes in the registration statement. The registration statement and the exhibits and schedules thereto may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained from the public reference facilities of the SEC at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains information regarding registrants, including the issuer, that file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

CHAAS ACQUISITIONS, LLC (Company)
ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor)

INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report	F-2
Report of Independent Accountants	F-3
Consolidated Balance Sheet of the Company as of December 31, 2003 and the Consolidated Balance Sheet for the Predecessor as of December 31, 2002	F-4

Consolidated Statement of Operations for the Company for the period from April 15, 2003 through December 31, 2003 and the Consolidated Statements of Operations for the Predecessor for the period January 1, 2003 through April 14, 2003 and the years ended December 31, 2002 and 2001	F-5

Consolidated Statement of Cash Flows for the Company for the period from April 15, 2003 through December 31, 2003 and Consolidated Statements of Cash Flows for the Predecessor for the period January 1, 2003 through April 14, 2003 and the years ended December 31, 2002 and 2001	F-6

Consolidated Statement of Changes in Members' Equity for the period from April 15, 2003 through December 31, 2003 and Consolidated Statements of Changes in Members' Equity for the period January 1, 2003 through April 14, 2003 and the years ended December 31, 2002 and 2001	F-7
Notes to Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Stockholder of CHAAS Acquistions, LLC
Sterling Heights, Michigan

        We have audited the accompanying consolidated balance sheet of CHAAS Acquisitions, LLC and subsidiaries (the "Company") as of December 31, 2003, and the related consolidated statements of operations, cash flows and changes in members' equity for periods from January 1, 2003 through April 14, 2003 for Advanced Accessory Systems, LLC (the "Predecessor") and April 15, 2003 through December 31, 2003 for the Company. Our audit also included the financial statement schedule listed in the Index at Item 15 (a) (2) for the periods from January 1, 2003 through April 14, 2003 and April 15, 2003 through December 31, 2003. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CHAAS Acquisitions, LLC and subsidiaries at December 31, 2003 and the results of its operations and its cash flows for the periods from January 1, 2003 through April 14, 2003 for Advanced Accessory Systems, LLC (the "Predecessor") and April 15, 2003 through December 31, 2003 (the "Company") in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basis consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP
Detroit, Michigan
March 24, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Managers
and Members of
Advanced Accessory Systems, LLC

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Advanced Accessory Systems, LLC and its subsidiaries (the "Company") at December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 21(b) presents fairly, in all material respects, the information set forth therein for each of the two years in the period ended December 31, 2002 when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        On January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Intangible Assets", which changed the methodology for assessing goodwill impairments. The initial application of this statement resulted in an impairment of goodwill of $29.2 million. The impairment was due solely to the change in accounting standards, and was reported as a cumulative effect of accounting change.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
February 28, 2003

CHAAS ACQUISITIONS, LLC (Company)

ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor)

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	Company	Predecessor
	December 31, 2003	December 31, 2002
ASSETS
Current assets
Cash	$16,686	$2,653
Accounts receivable, less reserves of $2,189 and $1,857, respectively	55,363	51,526
Inventories	48,328	40,682
Deferred income taxes	6,087	109
Other current assets	14,987	13,370

Total current assets	141,451	108,340
Property and equipment, net	73,795	60,572
Goodwill	39,596	47,308
Other identifiable intangible assets and deferred financing costs, net	110,156	3,365
Deferred income taxes	336	1,981
Other noncurrent assets	2,257	2,319

	$367,591	$224,155

LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Current maturities of long-term debt	$1,909	$18,215
Accounts payable	33,285	33,159
Accrued liabilities	21,328	30,762
Deferred income taxes	588	—
Mandatorily redeemable warrants	—	5,250

Total current liabilities	57,110	87,386

Noncurrent liabilities
Deferred income taxes	8,343	629
Other noncurrent liabilities	4,151	5,796
Long-term debt, less current maturities	196,905	136,732

Total noncurrent liabilities	209,399	143,157

Commitments and contingencies (Note 11)
Members' equity
Units, 100 issued at December 31, 2003	100,900	—
Class A Units 25,000 authorized, 9,226 issued at December 31, 2002	—	7,348
Class A-1 Units 25,000 authorized, 5,133 issued at December 31, 2002	—	4,117
Class B Units, 2,000 authorized, no Units issued at December 31, 2002	—	—
Other comprehensive income	5,690	85
Accumulated deficit	(5,508)	(17,938)

	101,082	(6,388)

	$367,591	$224,155

See accompanying notes to consolidated financial statements.

CHAAS ACQUISTIONS, LLC (Company)

ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands)

	Company	Predecessor
	Period from April 15, 2003 through December 31, 2003	Period from January 1, 2003 through April 14, 2003	Year Ended December 31,
			2002	2001
Net sales	$256,058	$101,854	$329,782	$314,035
Cost of sales	196,927	76,508	250,516	239,583

Gross profit	59,131	25,346	79,266	74,452
Selling, administrative and product development expenses	36,862	14,908	48,103	44,769
Stock option compensation	—	10,125	—	—
Transaction expenses	—	3,784	1,206	—
Amortization of intangible assets	5,800	11	122	3,312

Operating income (loss)	16,469	(3,482)	29,835	26,371

Other income (expense)
Interest expense	(14,409)	(4,772)	(15,907)	(17,684)
Loss resulting from debt extinguishment	(7,308)	—	—	—
Foreign currency gain (loss)	(400)	3,240	8,429	(4,948)
Other income (expense)	(254)	(84)	(520)	(743)

Income (loss) before income taxes and cumulative effect of accounting change	(5,902)	(5,098)	21,837	2,996
Provision (benefit) for income taxes	(394)	1,600	4,252	602

Income (loss) before cumulative effect of accounting change	(5,508)	(6,698)	17,585	2,394
Cumulative effect of accounting change for goodwill impairment	—	—	(29,207)	—

Net income (loss)	$(5,508)	$(6,698)	$(11,622)	$2,394

See accompanying notes to consolidated financial statements.

CHASS ACQUISITIONS, LLC (Company)
ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

		Predecessor
	Company
		Period from January 1, 2003 through April 14, 2003
	Period from April 15, 2003 through December 31, 2003		Year Ended December 31,
			2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(5,508)	$(6,698)	$(11,622)	$2,394
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	15,118	3,695	13,054	14,599
Cumulative effect of accounting change for goodwill impairment	—	—	29,207	—
Stock option compensation	—	10,125	—	—
Loss resulting from debt extinguishment	7,308	—	—	—
Deferred taxes	(462)	(87)	1,298	(161)
Foreign currency (gain) loss	117	(3,061)	(8,190)	4,965
(Gain) loss on disposal of assets	860	68	365	701
Interest accretion on notes	874	—	—	—
Changes in assets and liabilities net of acquisitions:
Accounts receivable	10,059	(9,850)	(4,411)	(2,645)
Inventories	4,083	(4,898)	1,954	1,427
Other current assets	(4,063)	1,592	(8,530)	2,771
Other noncurrent assets	433	364	(996)	685
Accounts payable	(9,900)	7,618	2,533	4,084
Accrued liabilities	(8,136)	3,790	6,210	(950)
Other noncurrent liabilities	(18)	240	132	(219)

Net cash provided by operating activities	10,765	2,898	21,004	27,651

CASH FLOWS USED FOR INVESTING ACTIVITIES:
Proceeds from sale of property, plant and equipment	10,670	—	—	—
Acquisition of property and equipment	(10,512)	(2,512)	(15,354)	(7,580)
Acquisition of predecessor, net of cash acquired	(113,668)	—	—	—

Net cash used for investing activities	(113,510)	(2,512)	(15,354)	(7,580)

CASH FLOWS USED FOR FINANCING ACTIVITIES:
Proceeds from issuance of debt	347,573	—	5,637	400
Debt issuance costs	(14,943)	—	—	—
Net increase (decrease) in revolving loan	16,620	6,426	5,572	(8,341)
Repayment of debt	(331,476)	(2,218)	(13,379)	(11,706)
Issuance of membership units	100,900	—	—	—
Collections of membership notes receivable	—	—	—	59
Distributions to members	—	(122)	(3,356)	(801)

Net cash provided by (used for) financing activities	118,674	4,086	(5,526)	(20,389)

Effect of exchange rate changes	757	(295)	390	(858)

Net increase (decrease) in cash	16,686	4,177	514	(1,176)
Cash at beginning of period	—	2,653	2,139	3,315

Cash at end of period	$16,686	$6,830	$2,653	$2,139

Cash paid for interest	$13,068	$6,450	$14,395	$16,304

Cash paid for income taxes	$4,359	$37	$362	$845

See accompanying notes to consolidated financial statements.

CHAAS ACQUISITIONS, LLC (Company)
ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(Dollars in thousands)

	Predecessor
	Members' Capital	Other comprehensive income (loss)	Accumulated deficit	Total Members' equity
Balance at December 31, 2000	$11,526	$(1,077)	$(4,553)	$5,896
Notes receivable for unit purchase	59	—	—	59
Accretion of membership warrants	(120)	—	—	(120)
Distributions to members	—	—	(801)	(801)
Comprehensive income (loss):
Minimum pension liability adjustment	—	(285)	—
Currency translation adjustment	—	1,181	—
Net income for 2001	—	—	2,394
Total comprehensive income				3,290

Balance at December 31, 2001	11,465	(181)	(2,960)	8,324
Distributions to members	—	—	(3,356)	(3,356)
Comprehensive income (loss):
Minimum pension liability adjustment	—	(565)	—
Currency translation adjustment	—	831	—
Net loss for 2002	—	—	(11,622)
Total comprehensive loss				(11,356)

Balance at December 31, 2002	11,465	85	(17,938)	(6,388)
Distributions to members	—	—	(122)	(122)
Comprehensive income (loss):
Currency translation adjustment	—	(424)	—
Net loss for the period from January 1, 2003, through April 14, 2003	—	—	(6,698)
Total comprehensive loss				(7,122)

Balance at April 14, 2003	$11,465	$(339)	$(24,758)	$(13,632)

	Company
	Members' Capital	Other comprehensive income (loss)	Accumulated Deficit	Total Members' equity
Sale of Membership interests on April 15, 2003	$100,900	$—	$—	$100,900
Comprehensive income (loss):
Minimum pension liability adjustment	—	(237)	—
Currency translation adjustment	—	5,927	—
Net loss for the period from April 15, 2003 through December 31, 2003	—	—	(5,508)
Total comprehensive income				182

Balance at December 31, 2003	$100,900	$5,690	$(5,508)	$101,082

See accompanying notes to consolidated financial statements.

CHAAS ACQUISITIONS, LLC (Company)

ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except unit related data)

1.    Summary of Operations and Significant Accounting Policies

Basis of presentation

        On April 15, 2003, substantially all of the equity interests of Advanced Accessory Systems, LLC (the "Predecessor") were acquired by Castle Harlan Partners IV, L.P. (the "Acquisition"), a private equity investment fund organized and managed by Castle Harlan Inc. In conjunction with the Acquisition, CHAAS Acquisitions, LLC (the "Company") was formed in April 2003 by Castle Harlan Partners IV, L.P. as an acquisition vehicle to acquire the Predecessor's equity interest from J.P. Morgan Partners (23 SBIC), LLC, directors and officers of the Predecessor, and other investors ("Sellers").

        The aggregate consideration paid at or shortly after the closing of the Acquisition was approximately $266 million, approximately $168 million of which was used to repay or defease certain indebtedness at the time of the Acquisition and approximately $104 million (inclusive of subordinated promissory notes and a subsequent working capital adjustment) of which was used for the closing purchase price of the equity interests of Advanced Accessory Systems, LLC.

        The financial statements of the Company for periods beginning April 15, 2003 are referred to as the financial statements of the "Company." All financial statements through April 14, 2003 are referred to as the financial statements of the "Predecessor." For purposes of these notes, the periods from January 1, 2003 through April 14, 2003 and from April 15, 2003 through December 31, 2003 will be referred to as "the period ended April 14, 2003" and "the period ended December 31, 2003", respectively.

        The Acquisition was accounted for in accordance with the purchase method of accounting. Accordingly, the purchase price of the Acquisition has been allocated to identifiable assets acquired and liabilities assumed based upon the estimated fair values at the acquisition date. The Company engaged an independent appraiser to assist in the determination of fair value at the acquisition date and such independent appraiser completed its work during the fourth quarter of 2003. The accompanying financial statements of the Company as of and for the period ended December 31, 2003 reflect the allocation of the purchase consideration to tangible assets, goodwill and other identifiable intangible assets. The financial statements of the Predecessor for the periods through April 14, 2003 are presented on the basis of historical cost.

Business activities

        The Company supplies rack and towing systems and related accessories for the automotive original equipment manufacturer ("OEM") market and the automotive aftermarket. The Predecessor's business commenced on September 28, 1995. The Company's broad offering of rack systems includes fixed and detachable racks and accessories that can be installed on vehicles to carry items such as bicycles, skis, luggage, surfboards and sailboards. The Company's towing systems products include fixed and detachable towing hitches and accessories such as trailer balls, ball mounts, electrical harnesses, safety chains and locking hitch pins. The Company's products are sold as standard accessories or options for a variety of light vehicles.

Principles of consolidation

        The Company includes the accounts of the following:

Advanced Accessory Systems, LLC	100% owned by CHAAS Acquisitions, LLC
SportRack, LLC ("SportRack")	100% owned by Advanced Accessory Systems, LLC
SportRack Automotive, GmbH and its consolidated subsidiaries	A German corporation, 100% owned by SportRack, LLC
SportRack Accessories, Inc and its consolidated subsidiary	A Canadian corporation, 90% owned by the Advanced Accessory Systems, LLC and 10% owned by SportRack, LLC
ValTek, LLC	100% owned by SportRack, LLC
AAS Capital Corporation	100% owned by SportRack, LLC
AAS Acquisition, LLC	100% owned by CHAAS Acquisitions, LLC
CHAAS Holdings, BV	A Dutch corporation, 100% owned by AAS Acquisitions, LLC
Brink International BV and its consolidated subsidiaries ("Brink")	A Dutch corporation, 100% owned by CHAAS Holdings, BV
Valley Industries, LLC ("Valley")	100% owned by CHAAS Acquisitions, LLC

        All intercompany transactions have been eliminated in consolidation.

Revenue recognition

        Sales are recognized when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectibility is reasonably assured, generally upon shipment of product to customers and transfer of title under standard commercial terms. Significant retroactive price adjustments are recognized in the period when such amounts become probable. Sales allowances, discounts, rebates and other adjustments are recorded or accrued in the period of the sale. We accrue for warranty costs, sales returns and other allowances, based upon experience and other relevant factors, when sales are recognized. Adjustments are made as new information becomes available.

Significant estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal period. Actual results could differ from those estimates.

Financial instruments

        Financial instruments at December 31, 2003 and 2002, including cash, accounts receivable and accounts payable, are recorded at cost, which approximates fair value due to the short-term maturities of these assets and liabilities. The carrying value of the obligations under the bank agreements are considered to approximate fair value as the agreements provide for interest rate revisions based on changes in prevailing market rates or were entered into at rates that approximate market rates at December 31, 2003 and 2002. The table below states the fair value of the Company's and the Predecessor's long term, fixed rate debt (see "Note 2—Long-Term Debt") based upon quoted prices in the market in which the debt is traded and the Company's estimate of the fair value of the subordinated promissory notes for which no market exists.

	Company		Predecessor
	Fair value at December 31, 2003	Carrying value at December 31, 2003	Fair value at December 31, 2002	Carrying value at December 31, 2002
10 3/4% Senior Notes	$165,000	$150,000	—	—
Subordinated promissory notes	10,874	10,874	—	—
9 3/4% Senior Subordinated Notes	—	—	$118,750	$124,717

        The Company is exposed to certain market risks that exist as a part of its ongoing business operations. Primary exposures include fluctuations in the value of foreign currency investments in subsidiaries, volatility in the translation of foreign currency earnings to U.S. dollars and movements in Federal Funds rates and the London Interbank Offered Rate (LIBOR). The Company will consider use of derivative financial instruments, where appropriate, to manage these risks. The Company, as a matter of policy, does not engage in trading or speculative transactions.

Cash equivalents

        For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Currency translation

        The functional currency for the Company's foreign subsidiaries is the applicable local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the exchange rates in effect at the balance sheet date; translation adjustments are reported as a separate component of members' equity. Revenues, expenses and cash flows for foreign subsidiaries are translated at average exchange rates during the period; foreign currency transaction gains and losses are included in current earnings. The accompanying consolidated statements of operations of the Predecessor for the period ended April 14, 2003 and the years ended December 31, 2002 and 2001 include net currency (gains) and losses of $(3,240), $(8,429), and $4,948, respectively, relating primarily to debt, including intercompany debt, denominated in U.S. Dollars at Brink International B.V., and SportRack Accessories, Inc. whose functional currencies are the European euro and Canadian dollar, respectively.

        During the period ended December 31, 2003, the Company repaid or refinanced the external debt of Brink and SportRack Accessories, Inc. so that the debt is now denominated in the respective company's functional currency. Further, the Company significantly reduced the amount of intercompany debt denominated in U.S. dollars and considers the remaining amounts permanently invested, and accordingly for the period ended December 31, 2003 has reflected these translation gains and losses as a component of other comprehensive income (loss).

Inventories

        Inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out (FIFO) method. Inventories are periodically reviewed and reserves established for excess and obsolete items.

Tooling

        The Company incurs costs related to new tooling used in the manufacture of products sold to OEMs. Tooling costs that are reimbursed by customers as the tooling is completed are included in other current assets and totaled $9,958 and $5,968 at December 31, 2003 and 2002, respectively. All other customer owned tooling costs, which totaled $267 and $302 at December 31, 2003 and 2002, respectively, are included in other noncurrent assets and amortized over the expected product life, generally three to six years. Company owned tooling is included in property and equipment and depreciated over its expected useful life, generally three to five years. Management periodically evaluates the recoverability of tooling costs, based on estimated future cash flows, and makes provisions for tooling costs that will not be recovered, if any, when such amounts are known and incurred.

Property and equipment

        The Company's property and equipment is stated at acquisition cost, which reflects the fair value of assets acquired on April 15, 2003, with subsequent acquisitions at cost. The Predecessor's property and equipment is stated at historical cost. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation expense, which was $8,502, $3,520, $11,299, and $10,569 for the periods ended December 31, 2003, April 14, 2003, and the years ended December 31, 2002 and, 2001, respectively, is computed using the straight-line method over the following estimated useful lives:

Years
Buildings and improvements	5-50
Machinery, equipment and tooling	2-10
Furniture and fixtures	5-7

Goodwill

        Goodwill represents the purchase price consideration in excess of identifiable net assets acquired and, until December 31, 2001, was amortized using the straight-line method over periods of up to

30 years. Effective January 1, 2002, the Predecessor adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") which required goodwill to be subject to an impairment test annually, or more frequently if circumstances dictate, and eliminated goodwill amortization. Upon adoption of SFAS 142, the Predecessor recorded an impairment charge of $29,207 to reduce the carrying value of goodwill related to the Valley Industries acquisition. As the impairment related to Valley Industries, LLC, for which taxable income or loss accrued to the individual members of the Predecessor, no tax effect was recorded for this charge in 2002. As of December 31, 2003 there were no indicators that the recorded goodwill was impaired.

Intangible assets

        Intangible assets identified in the allocation of purchase price consideration are recorded at fair value, as applicable, amortized on a straight-line basis over the estimated economic life of the identified intangible asset. Other intangible assets are recorded at acquisition cost and amortized over the respective estimated economic life.

Deferred financing costs

        Costs incurred for the issuance of debt are deferred and amortized over the initial term of the debt agreement or the period the debt is outstanding. The amortization of debt issuance costs is included as a component of interest expense and, if the debt is extinguished prior to the scheduled date, the then remaining unamortized deferred financing costs are charged to operations when the debt is extinguished.

Impairment

        The Company evaluates the potential impairment of goodwill annually on April 30, and on an ongoing basis reviews long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company determines the impairment of long-lived assets by comparing the undiscounted future net cash flows to be generated by the assets to their carrying value. Impairment losses are then measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Income taxes

        Prior to April 15, 2003, the Predecessor and certain of its domestic subsidiaries had elected to be taxed as limited liability companies for federal income tax purposes. As a result of this election, the Predecessor's domestic taxable income or loss accrued to the individual members. Distributions were made to the members in amounts sufficient to meet the tax liability on the Predecessor's domestic taxable income accruing to its individual members. Distributions to members of $122, $3,356, and $801 were made during the period ended April 14, 2003, and the years ended December 31, 2002, and 2001, respectively.

        Certain of the Predecessor's domestic subsidiaries and foreign subsidiaries were subject to income taxes in their respective jurisdictions. Effective April 20, 2003, the Company filed an election for all of its domestic subsidiaries to be treated as C corporations and therefore became subject to federal income tax at the corporate level. Income tax provisions for all entities are based on the U.S. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are provided for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such entities' assets and liabilities. Deferred tax assets are reduced by a valuation allowance for tax benefits where it is considered more likely than not that the tax benefits will not be realized. The Company does not provide for U.S. income taxes or foreign withholding taxes on the undistributed earnings of foreign subsidiaries because of management's intent to permanently reinvest in such operations.

        The Company and certain subsidiaries are subject to taxes, including Michigan Single Business Tax and Canadian capital tax, which are based primarily on factors other than income. As such, these amounts are included in selling, administrative and product development expenses in the accompanying consolidated statements of operations. Deferred taxes related to Michigan Single Business Tax are provided on the temporary differences resulting from capital acquisitions and depreciation.

Research, development and engineering

        Research, development and engineering costs are expensed as incurred and aggregated approximately $6,429, $3,191, $8,490, and $9,397 for the periods ended December 31, 2003, April 14, 2003 and the years ended December 31, 2002, and 2001, respectively.

Reclassifications

        We have reclassified certain 2002 and 2001 amounts to conform to the presentation of our 2003 consolidated financial statements.

2.    Long-Term Debt

        Long-term debt is comprised of the following:

		Company	Predecessor
	Interest Rate at December, 31 2003	December, 31 2003	December, 31 2002
10 3/4% Senior Notes	10.75%	$150,000	$—
9 3/4% Senior Subordinated Notes, less discount of $283	—	—	124,717
Subordinated promissory notes	12.00%	10,874	—
Amended and restated senior secured credit facility European Term Note A (denominated in euros)	5.87%	11,967	—
U.S. Revolving Credit Facility	5.72%	17,673	—
European Revolving Credit Facility (denominated in euros)	—	—	—
Second Amended and Restated Credit Agreement (U.S. Credit Facility)
Term note B	—	—	9,489
Acquisition note	—	—	3,937
Revolving line of credit note	—	—	8,574
First Amended and Restated Credit Agreement (Canadian Credit Facility) Canadian term note	—	—	1,946
Capital lease obligations (primarily denominated in euros)	4.25%	8,300	6,284

		198,814	154,947
Less—current portion		(1,909)	(18,215)

		$196,905	$136,732

Company

10 3/4% Senior Notes

        On May 23, 2003, the Company sold $150,000 of its 10 3/4% Senior Notes due June 15, 2011. Under the terms of a registration rights agreement, on November 18, 2003 the Series A 10 3/4% Senior Notes were exchanged for Series B 10 3/4% Senior Notes, having substantially identical terms, based on the company's October 16, 2003 registration statement covering the exchange offer.

        Interest on the Senior Notes accrues at 10 3/4% per annum and is paid semiannually, in arrears, on June 15 and December 15, commencing on December 15, 2003. The 10 3/4% Senior Notes are unsecured and rank pari passu with existing and future unsecured senior debt of the Company. The 10 3/4% Senior Notes are unconditionally guaranteed by all of the Company's domestic subsidiaries.

        Prior to June 15, 2006, the Company, at its option, may redeem up to 35% of the 10 3/4% Senior Notes with proceeds from one or more public equity offerings at a price equal to 110.75% of the principal amount of the notes being redeemed. Subsequent to June 15, 2007, the Company, at its option on one or more occasions, may redeem the 10 3/4% Senior Notes in whole or in part, at 105.375% of the principal amount in 2007, 102.688% in 2008, and 100% in 2009 and thereafter. Upon a change of control, as defined in the indenture, the Company is required to make an offer to repurchase the 10 3/4% Senior Notes at a price equal to 101% of the principal amount, plus any accrued interest.

        The indenture places certain limits on the Company. As more fully described in the indenture, the most restrictive limitations include the restriction on the incurrence of additional indebtedness, payment of dividends on and redemption of capital of the Company, the redemption of certain subordinated obligations, investments, sales of assets and stock of certain subsidiaries, transactions with affiliates, consolidations, mergers and transfers of all or substantially all of the Company's assets.

Subordinated promissory notes

        On April 15, 2003, subordinated promissory notes in the aggregate principal amount of $10,000 were issued to the Sellers by the Company's wholly owned subsidiaries, SportRack and Valley. The annual interest rate on the subordinated promissory notes is 12%, compounding quarterly until maturity, subject to certain exceptions described more fully in the debt agreements. Accrued interest is not currently payable in cash but is added to the principal. The maturity date will be no earlier than 91 days subsequent to the maturity of the 10 3/4% Senior Notes, subject to certain exceptions described in the debt agreements. On February 5, 2004, the Company's direct parent repurchased $4,661 of the face value of the subordinated promissory notes—see Note 13.

Convertible senior subordinated bridge note

        On April 15, 2003, the Company's wholly owned subsidiaries, SportRack and Valley, issued a convertible senior subordinated bridge note ("bridge note") in the principal amount of $55,000 to CHP IV, a private equity investment fund managed by Castle Harlan, Inc., with interest at 12% per annum. On May 23, 2003, the full principal balance of $55,000, plus accrued interest, was repaid from proceeds of the Company's 10 3/4% Senior Notes.

Senior secured credit facility

        On April 15, 2003, the Company entered into a new credit facility consisting of a revolving credit facility and term loans as follows: (i) a revolving credit facility comprised of (a) a $29,700 U.S. revolving credit facility and (b) a 9,600 European euro revolving credit facility; (ii) a term loan A facility comprised of (a) a $29,655 U.S. term loan A and (b) a 9,597 European euro term loan A; and (iii) a term loan B comprised of (a) a $48,250 U.S. term loan B and (b) a 15,595 European euro term loan B.

        On May 23, 2003, the Company used a portion of the proceeds from the sale of the 10 3/4% Senior Notes offering to repay all notes and loans under the senior secured credit facility.

Amended and restated senior secured credit facility

        On May 23, 2003, the Company entered into the amended and restated senior secured credit facility consisting of (i) a revolving credit facility comprised of (ii) $35,000 U.S. dollar revolving credit facility and (iii) a 15,000 European euro revolving credit facility and (iv) a 10,000 European euro term loan facility. The U.S. credit facility contains a $5,000 letter of credit sub-facility and the European revolving credit facility contains a 2,000 European euro letter of credit sub-facility. At December 31, 2003 the Company had irrevocable letters of credit outstanding of $1,675.

        Availability under both the U.S. and European revolving credit facilities is limited to the lessor of the face amount of the facilities or the sum of the amounts of eligible accounts receivable and inventory, as defined in the agreement, less any outstanding letters of credit. As of December 31, 2003, amounts available under the U.S. and European euro facilities were $15,652 and $18,896, respectively.

        Borrowings under the credit facility, at the Company's election, may be made as "index rate" loans or LIBOR rate loans, plus an applicable margin. "Index rate", as defined in the agreement means a floating rate of interest per annum equal to the higher of (i) the rate publicly quoted from time to time by The Wall Street Journal as the "base rate on corporate loans posted by at least 75% of the nation's 30 largest banks" or (ii) the Federal Funds rate plus 50 basis points per annum. The applicable margins for both the U.S. and European borrowings are as follows:

Borrowing Type	Applicable Margin
Index Rate Revolving Credit Facility Loan	2.25%
LIBOR Rate Revolving Credit Facility Loan	3.75%
Index Rate Term Loan	2.25%
LIBOR Rate Term Loan	3.75%

        The credit facility requires the Company to achieve and maintain certain financial covenants, ratios and tests on a consolidated basis including a minimum fixed charge coverage ratio and a maximum senior leverage ratio, as defined.

        The credit facility places certain limits on the Company. As more fully described in the agreement, the most restrictive limitations include the restriction on the incurrence of additional indebtedness, payment of dividends on and redemption of capital of the Company, the redemption of certain subordinated obligations, investments, sales of assets and stock of certain subsidiaries, transactions with affiliates, consolidations, mergers and transfers of all or substantially all of the Company's assets.

        The credit facility is secured by substantially all of the Company's assets and 65% of the stock of the Company's first-tier foreign subsidiaries. The revolving credit facility and the European term loan facility mature on May 23, 2008, however, the European revolving credit facility and the European term loan become payable upon the expiration or termination of the U.S. revolving credit facility, if earlier.

        Repayments under the European term loan are required in the following quarterly installments with a final payment June 30, 2008. The European euro repayment amounts have been translated at an exchange rate of 1.26:1.

October 1, 2003 through June 30, 2005	$315

July 1, 2005 through June 30, 2006	630
July 1, 2006 through March 31, 2008	945
June 30, 2008	1,257

        On November 24, 2003 the Company executed a sale and leaseback of two of its buildings in Michigan, see Note 9—"Operating Leases". In conjunction with that transaction the Company received a consent and entered into an amendment to the amended and restated credit agreement. Under the terms of the consent and amendment the Company agreed to hold the proceeds from the sale of the buildings in a special cash account separate from the Company's other cash accounts. The proceeds will be used to pay for capital expenditures. As of December 31, 2003, $10,600 was held in the special cash account.

Capital leases

        During 2002, the Predecessor borrowed European euro 5,702 (U.S. $5,978 as of December 31, 2002) under a European euro 6,850 ($8,631 as of December 31, 2003) 12 year lease for a new manufacturing plant in France. The remaining amount available under the lease was drawn down in the first quarter of 2003. Repayments under the lease are due in 48 equal quarterly installments of European euros 143 (U.S. $180 as of December 31, 2003) plus accrued interest and commenced March 31, 2003. Interest accrues at a fixed rate of 5.21% on one-half of the outstanding loan balance and accrues on the remaining outstanding amount at an adjustable rate, which is determined each quarter by reference to the three month Euribor rate plus a margin of 0.85%.

        The Company also has various other capital lease arrangements for certain machinery and equipment. These leases generally require monthly payments of principal and interest and have terms from three to five years. At December 31, 2003 the present value of the remaining payments outstanding under these capital leases totaled $248.

Scheduled maturities

        The aggregate scheduled annual principal payments due in each of the years ending December 31, is as follows:

2004	$1,909
2005	2,868
2006	4,154
2007	4,440
2008	1,951
Thereafter	183,492

$198,814

        As of December 31, 2003, we were in compliance with the various covenants under the debt agreements pursuant to which we have borrowed or may borrow money and we believe we will remain in compliance with such covenants through the period ending December 31, 2004.

Predecessor

        On April 15, 2003, the Company repaid all of the then outstanding indebtedness and accrued interest of the Predecessor, excluding capital lease obligations, with a portion of the proceeds from the convertible senior subordinated bridge note, the senior secured credit facility, the equity investment made by CHAAS Holdings, our indirect parent, and available cash.

9 3/4% Senior Subordinated Notes

        Borrowings under the Predecessor's 9 3/4% Series B Senior Subordinated Notes, due October 1, 2007, were unsecured and subordinated in right of payment to all existing and future senior indebtedness of the Predecessor, including the loans under the U.S. and Canadian Credit Agreements described below. The Predecessor, at its option, could redeem the 9 3/4% Senior Subordinated Notes, in whole or in part, together with accrued and unpaid interest at certain redemption prices as set forth by the indenture. Upon the occurrence of a change of control, as defined by the indenture, the Predecessor was required to make an offer to repurchase the notes at a price equal to 101% of the principal amount of the notes. The indenture placed certain limits on the Predecessor, the most restrictive of which include the restrictions on the incurrence of additional indebtedness, the payment of dividends on and redemption of capital of the Predecessor, the redemption of certain subordinated obligations, investments, sales of assets and stock of certain subsidiaries, transactions with affiliates, consolidations, mergers and transfers of all or substantially all of the Predecessor's assets. Interest on the notes was payable semi-annually in arrears on April 1 and October 1 of each year.

        On June 16, 2003, the Company redeemed all of the then outstanding 9 3/4% Senior Subordinated Notes due October 1, 2007 at the optional redemption price of 104 7/8% of the principal amount thereof, plus accrued interest. The amount of the redemption, including accrued interest and premiums, was $132,600.

Senior subordinated loans

        On October 30, 1996, the Predecessor borrowed $20,000 under its Senior Subordinated Note Purchase Agreement ("Senior Subordinated Loans") and repaid such borrowing in full on October 1, 1997 with proceeds from the 9 3/4% senior subordinated notes. In connection with the issuance of the Senior Subordinated Loans, the Predecessor issued warrants to purchase 1,002 membership units exercisable at any time through October 30, 2004 at an exercise price of $0.01 per warrant. At the date of issuance, the proceeds from the Senior Subordinated Loans were allocated between the Senior Subordinated Loans and the warrants, based upon their estimated relative fair market value. The warrants were accreted to their estimated redemption value through periodic charges against Members' Equity and have been presented as mandatorily redeemable warrants in the accompanying Predecessor balance sheet at December 31, 2002. The warrants were redeemed as part of the Acquisition by the Company on April 15, 2003.

Second amended and restated credit agreement

        The Predecessor's Second Amended and Restated Credit Agreement ("U.S. Credit Facility"), was secured by substantially all the assets of the Predecessor and placed certain restriction on the Predecessor related to indebtedness, sales of assets, investments, capital expenditures, dividend payments, management fees, and members' equity transactions. In addition, the agreement subjected the Predecessor to certain restrictive covenants, including the attainment of designated operating ratios and minimum net worth levels. Mandatory prepayments of the term notes was required in the event of sales of assets meeting certain criteria, as set forth by the agreement, or based upon periodic calculations of excess cash flows, as defined by the agreement. On December 15, 2001, the Predecessor entered into Amendment No. 9 to the U.S. Credit Facility which reset certain financial covenants for fiscal years 2001 and 2002 and provided the Predecessor with additional liquidity by adding a conditional supplemental revolving loan facility of up to $10,000 which was available until March 31, 2003.

        The U.S. Credit Facility provided for two term notes (Term note A and Term note B), a revolving line of credit note, an acquisition note and a supplemental revolving loan note. Loans under each of the term notes and the revolving notes could be converted, at the election of the Predecessor, in whole or in part, in Base Rate Loans or Eurocurrency Loans. Interest was payable in arrears quarterly on Base Rate Loans, and in arrears in one, two or three months on Eurocurrency Loans, as determined by the length of the Eurocurrency Loan, as selected by the Predecessor. Interest was charged at an adjustable rate plus the applicable margin based upon the Predecessor's Leverage Ratio, as defined by the Credit Agreement. Eurocurrency Loans under each of the term notes could be made in U.S. dollars or certain other currencies, at the option of the Predecessor. The U.S. Credit Facility also provided for a Letter of Credit Facility and as of December 31, 2002, the Predecessor had irrevocable letters of credit outstanding in the amount of $9,125 (see Note 11). As of December 31, 2002, no amounts were outstanding under Term note A.

Term note B

        On August 5, 1997, the Predecessor borrowed $55,000 under Term note B and on October 1, 1997, made a mandatory prepayment totaling $39,044 from the proceeds of the 9 3/4% Senior Subordinated Notes. Additional mandatory prepayments of $2,299 and $833 were made in August 2002 and June 2000, respectively, for the excess cash flows of the Predecessor, as defined by the Credit Agreement. At December 31, 2002, the applicable margin for Term note B ranged from 2.75% to 3.75% for Base Rate Loans and from 3.50% to 4.50% for Eurocurrency Loans.

Acquisition note

        On December 31, 1997, the Predecessor borrowed $21,000 under its acquisition note to acquire the assets of Ellebi on January 2, 1998. At December 31, 2002, the applicable margin for the acquisition note ranged from 2.25% to 3.25% for Base Rate Loans and from 3.00% to 4.00% for Eurocurrency Loans.

Revolving line of credit note

        The Predecessor could borrow up to $25,000 under the revolving line of credit, with a scheduled expiration date of October 30, 2003. Availability was limited to lessor of the face amount of the facility or the eligible domestic and foreign accounts receivable increased by the lessor of the eligible domestic and foreign inventories or $10,000. Available borrowings were reduced by amounts outstanding under the Canadian revolving line of credit note described below and outstanding letters of credit. At

December 31, 2002, $7,301 was available under the revolving line of credit. At December 31, 2002, the applicable margin for revolving line of credit note ranged from 2.25% to 3.25% for Base Rate Loans and from 3.00% to 4.00% for Eurocurrency Loans. A commitment fee of 0.5% to 0.625% was charged on the unused balance based on the Predecessor's Senior Leverage Ratio, as defined.

Canadian credit facility

        The Predecessor's First Amended and Restated Credit Agreement ("Canadian Credit Facility"), provided for a C$20,000 term note and a C$4,000 revolving note. Loans under each of the notes could be converted at the election of the Predecessor, in whole or in part, into Floating Rate advances, U.S. Base Rate advances or LIBOR advances. Floating rate advances were denominated in Canadian dollars with interest at a variable rate based on the bank's prime lending rate plus a variable margin. U.S. Base Rate advances were denominated in U.S. dollars with interest at the bank's prime lending rate plus a variable margin. LIBOR advances were denominated in U.S. dollars with interest at LIBOR plus a variable margin. The variable margin was based upon the Predecessor's Senior Debt Ratio, as defined by the Canadian Credit Facility and ranged from 0.5% to 1.75% for Floating Rate Advances and the U.S. Base Rate advances and from 1.5% to 2.75% for LIBOR advances. A commitment fee of 0.5% was charged on the unused balance of the Canadian revolving line of credit note which had no balance outstanding at December 31, 2002.

3.    Goodwill and Intangible Assets

Goodwill

        A summary of the changes in the carrying amount of goodwill follows:

	Company	Predecessor
	December 31, 2003	December 31, 2002
Balance, beginning of period		$73,394
Allocation of purchase consideration	$39,596	—
Impairment	—	(29,207)
Foreign currency translation	—	3,121

Balance, end of period	$39,596	$47,308

Other identifiable intangible assets

        A summary of intangible assets identified by the Company in the allocation of the April 15, 2003 purchase consideration follows.

	Initial allocation at April 15, 2003	Foreign currency translation	Amortization to December 31, 2003	Balance at December 31, 2003	Amortization period in years
Customer contracts	$42,500	$237	$(3,050)	$39,687	8-10
Customer relationships	34,200	2,354	(1,425)	35,129	18-21
Technology	18,015	—	(1,275)	16,740	10
Intangible pension asset	284	—	(19)	265	15
Trade name/marks	10,783	471	—	11,254	Indefinite

	$105,782	$3,062	$(5,769)	$103,075

        Aggregate annual amortization expense related to other identifiable intangible assets will be approximately $8,150 for each of the next five fiscal years.

Deferred financing costs

        Deferred financing costs as of and for the periods ended December 31, 2003, April 14, 2003 and the two years ended December 31, 2002 are as follows:

		Predecessor
	Company		Year ended December 31,
	Period ended December 31, 2003	Period ended April 14, 2003
			2002	2001
Net balance, beginning of period	$2,949	$3,257	$4,154	$4,606
Debt issuance costs incurred	14,995	—	—	—
Purchase accounting adjustment	(2,949)	—	—	—
Amortization	(827)	(317)	(908)	(760)
Extinguishment charge	(7,308)	—	—	—
Foreign currency translation	221	9	11	308

Net balance, end of period	$7,081	$2,949	$3,257	$4,154

        Accumulated amortization of deferred financing costs as of December 31, 2003, April 15, 2003 and December 31, 2002 is $645, $3,571 and $3,254, respectively.

        During the period ended December 31, 2003, the Company incurred financing costs associated with the issuance of its 10 3/4% Senior Notes, subordinated promissory notes, convertible senior subordinated bridge notes, and a new senior secured credit facility, which was amended and restated. During the period ended December 31, 2003, the Company recorded a charge of $7,308 related to the then deferred financing costs associated with its senior subordinated bridge note which was repaid on May 23, 2003, and costs associated with its senior secured credit facility, when amended.

4.    Members' Equity

        On April 15, 2003, the Company acquired all of the equity interests of the Predecessor. In connection with the Acquisition, the Company sold 100 membership units to CHAAS Holdings for $100,900 in cash.

        Prior to the Acquisition, holders of the predecessor's Class A Units were eligible to vote in elections of Managers of the Company and other matters as set forth in the Company's Operating Agreement and By-Laws and were convertible to Class A-1 Units by holders that were regulated financial institutions. Class A-1 Units were non-voting but are otherwise entitled to the identical rights as holders of Class A Units and were convertible to Class A units provided such conversion was not in violation of certain governmental regulations of the unit holder.

        Holders of Class B Units were entitled to such rights as designated by the Board of Managers upon the original issuance of any Class B Units provided, however, that those rights would not be senior to the rights of the holders of Class A units as to allocations of net profits and as to distributions without the consent of a majority in interest of Class A Members. There were no Class B Units issued as of December 31, 2002.

5.    Income Taxes

        The Company, as well as the Predecessor's C corporation subsidiaries and the Predecessor's taxable foreign subsidiaries, account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The Predecessor and certain domestic subsidiaries were limited liability companies, and as such, the Predecessor's earnings were included in the taxable income of the Predecessor's members. Effective on April 20, 2003, the Company filed an election for all of its domestic subsidiaries to be treated as taxable corporations and therefore they are now subject to federal income tax. Income (loss) before income taxes were attributable to the following sources:

		Predecessor
	Company		Year ended December 31,
	Period ended December 31, 2003	Period ended April 14, 2003
			2002	2001
United States	$(3,340)	$(10,108)	$13,732	$6,160
Foreign	(2,562)	5,010	8,105	(3,164)

	$(5,902)	$(5,098)	$21,837	$3,002

        The provision (benefit) for income taxes is comprised of the following:

		Predecessor
	Company		Year ended December 31,
	Period ended December 31, 2003	Period ended April 14, 2003
			2002	2001
Currently payable
United States	$—	$—	$5	$26
Foreign	68	(1,252)	2,972	737

	68	(1,252)	2,977	763

Deferred
United States	(1,139)	—	—	—
Foreign	677	2,852	1,275	(161)

	(462)	2,852	1,275	(161)

	$(394)	$1,600	$4,252	$602

        The effective tax rates differ from the U.S. federal income tax rate as follows:

		Predecessor
	Company		Year ended December 31,
	Period ended December 31, 2003	Period ended April 14, 2003
			2002	2001
Income tax provision (benefit) at U.S. statutory rate (35%)	$(2,066)	$(1,784)	$7,643	$1,051
U.S. income taxes attributable to members	(23)	3,538	(4,807)	(2,147)
Change in valuation allowance	788	(440)	(2,817)	841
Deemed forgiveness of subsidiary intercompany debt	—	—	2,884	—
Nondeductible foreign goodwill	579	89	212	391
Foreign rate differences and other, net	328	197	1,137	466

	$(394)	$1,600	$4,252	$602

        Deferred tax assets and liabilities comprise the following:

	Company	Predecessor
	December 31, 2003	December 31, 2002
Deferred tax assets
Net operating loss and credit carryforwards	$9,462	$1,472
Fixed assets	1,601	2,356
Goodwill and other intangible assets	1,040	541
Inventory	1,061	54
Other	712	2,260

	13,876	6,683

Deferred tax liabilities
Fixed assets	(7,528)	(1,272)
Inventory	(1,121)	(849)
Goodwill	—	(192)
Investment in and advances to subsidiaries	(3,617)	—
Other	(264)	(110)

	(12,530)	(2,423)
Valuation allowance	(3,854)	(2,799)

Net deferred tax asset (liability)	$(2,508)	$1,461

        The net operating loss carryforwards of the Company's domestic subsidiaries approximate $14,508 and expire in 2023. The net operating loss carryforwards of the Company's European subsidiaries approximate $2,107 at December 31, 2003 and have no expiration date. The net operating loss carryforwards of the Company's Canadian subsidiaries approximate $9,211 at December 31, 2003 and expire primarily in 2005 through 2010. As of December 31, 2003 and 2002, respectively, the Company and its Predecessor recorded a valuation allowance of $3,854 and $2,799 based upon management's current assessment of the likelihood of realizing the Canadian subsidiaries' deferred tax assets. Management believes that it is more likely than not that the related deferred tax assets recorded for its other subsidiaries will be realized and no valuation allowance has been provided against such amounts as of December 31, 2003. If certain substantial changes in the Company's ownership should occur, there could be an annual limit on the amount of certain carryforwards which can be utilized. The Company has determined approximately $22,000 of additional investment outside of the United States to be permanently reinvested and therefore has not provided deferred taxes on such investments.

6.    Related Party Transactions

Company

        On April 15, 2003, CHP IV, the private-equity investment fund managed by Castle Harlan which holds a controlling interest in CHAAS Holdings, our indirect parent, provided the Company $55,000 under the terms of a convertible senior subordinated bridge note. On May 23, 2003, the Company repaid the bridge note, together with accrued interest at a rate of 12% per annum. Charges to operations during the period ended December 31, 2003 for management fees paid to Castle Harlan under the terms of an agreement initially expiring December 31, 2008, were $2,114.

        Certain employees of the Company hold equity units of CHAAS Holdings, the indirect parent of the Company.

Predecessor

        A portion of the Predecessor's U.S. Credit Facility, Canadian Credit Facility and Senior Subordinated Loans, as described in Note 2, was with Chase and Chase Canada, which are each affiliates of a member of the Predecessor, and J.P. Morgan Partners (23A SBIC), LLC, respectively.

        Charges to operations related to consulting services provided to the Predecessor by certain members of the Predecessor aggregated approximately $25, $100 and $361 for the periods ended April 14, 2003 and the years ended December 31, 2002 and 2001, respectively.

        Certain employees and consultants of the Predecessor held Class A Units and options to purchase Class A Units of the Predecessor.

7.    Predecessor Option Plan

        In conjunction with the acquisition of the Company, certain officers, directors and employees who held options to acquire Class A Units in the Predecessor exercised vested options, or options that became exercisable because of a change of control, during the period ended April 14, 2003. The Predecessor recorded stock option compensation expense of $10,125 representing the excess of the fair value of the underlying units less the related exercise price and the recorded value of certain warrants. Information relative to the Predecessor's option plan follows.

        The Predecessor used the disclosure requirements of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". The Predecessor, however, elected to continue to measure compensation cost using the intrinsic value method, in accordance with APB Opinion 25 ("APB 25"), "Accounting for Stock Issued to Employees."

        The Predecessor had issued options to purchase Class A Units which were outstanding under the Predecessor's 1995 Option Plan (the "Plan"). As of December 31, 2002 and 2001, the Predecessor was authorized under the Plan to issue options to purchase up to 4,200 Class A Units to officers, directors and employees of the Predecessor and its subsidiaries. At December 31, 2002, there were 184 options that remained available for grant under the Plan.

        Information concerning options to purchase the Predecessor's Class A Units is as follows:

	2002		2001
	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at January 1	2,264	$1,247	2,358	$1,417
Options cancelled	5	$4,000	94	$5,524

Outstanding at December 31	2,259	$1,240	2,264	$1,247

Exercisable at December 31	1,563	$1,309	1,247	$1,282

        All options granted had terms of 15 years and vested as follows:

Number of Units	Weighted Average Exercise Price	Vesting Period
129	$3,029	Options vest immediately.
1,290	$1,183	Options vest over periods, generally up to ten years, as determined by the Option Committee. Vesting may be accelerated based on the results of a Liquidity Event, as defined in the Plan, or based upon the achievement of certain operating results of the Company or its subsidiaries.
275	$1,000	Options vest based on the results of a Liquidity Event, as defined in the Plan.
565	$1,080	Options vest based upon achievement of certain operating results of the Company.

        The Predecessor elected to continue applying the provisions of APB 25, however no compensation expense was recognized during 2002 or 2001 as no options vested during those years. If compensation cost and the fair value of options granted had been determined based upon the fair value method in accordance with SFAS 123, the pro forma net (loss) income of the Company would have been $(11,676) and $2,256 for the years ended December 31, 2002 and 2001, respectively.

        The fair value of options granted and related pro forma compensation cost were estimated using the Black-Scholes option-pricing model with an expected volatility of zero and the following assumptions:

1999
Dividend yield	0.0%
Risk-free rate of return	6.0%
Expected option term (in years)	8

        The following table summarizes the status of the Predecessor's options outstanding and exercisable at December 31, 2002:

Options Outstanding
Exercise Prices	Units	Weighted Average Remaining Contractual Life	Options Exercisable
$1,000	2,025	8	1,959
$3,029	129	10	129
$3,485	65	10	65
$4,000	40	12	25

8.    Pension Plans

        The Company has a defined benefit pension plan covering substantially all of SportRack, LLC's domestic employees covered under a collective bargaining agreement. An employee's monthly pension benefit is determined by multiplying a defined dollar amount by the years of credited service earned. Plan assets are comprised principally of marketable equity securities and short-term investments. The Company's funding policy is to contribute annually the amounts necessary to comply with ERISA funding requirements.

        The following table sets forth the change in the plan's benefit obligations and plan assets, and the funded status of the plan as of and for the years ended December 31, 2003 and 2002:

	Company	Predecessor
	December 31, 2003	December 31, 2002
Change in benefit obligation:
Benefit obligation at beginning of year	$3,443	$3,080
Benefits earned during the year	176	149
Interest on projected benefit obligation	229	217
Actuarial loss (gain)	309	90
Benefits paid	(98)	(93)

Benefit obligation at end of year	4,059	3,443

Change in plan assets:
Market value of assets at beginning of year	2,478	2,610
Actual return on plan assets	535	(235)
Employer contributions	425	196
Benefits paid	(98)	(93)

Market value of assets at end of year	3,340	2,478

Funded status	(719)	(965)
Unrecognized prior service cost	265	292
Unrecognized net (gain) loss	803	850

Net amount recognized	$349	$177

Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	$(719)	$(965)
Intangible asset	265	292
Accumulated other comprehensive income adjustment	803	850

Net amount recognized	$349	$177

	Company	Predecessor
			Year ended December 31,
	Period ended December 31, 2003	Period ended April 15, 2003
			2002	2001
Components of net periodic benefit cost:
Service cost	$124	$51	$149	$136
Interest cost	162	67	217	201
Expected return on plan assets	(146)	(60)	(240)	(232)
Amortization of net loss	20	8	—	—
Amortization of prior service cost	19	8	27	27

Net periodic benefit cost	$179	$74	$153	$132

        The weighted average discount rate used in determining the actuarial present value of the accumulated benefit obligation was 6.25%, 7.00%, and 7.25%, at December 31, 2003, 2002, and 2001, respectively. The expected long-term rate of return on plan assets was 8.50% at December 31, 2003 and 9.00% at December 31, 2002 and 2001.

        The Company has various defined contribution retirement plans for its domestic and certain foreign subsidiaries, including 401(k) plans, whereby participants can contribute a portion of their salary up to certain maximums established by the related plan documents. The Company makes matching contributions, which are based upon the amounts contributed by employees. The Company's and it Predecessor's matching contributions charged to operations aggregated $314, $160, $375 and $296 for the periods ended December 31, 2003, April 15, 2003 and the years ended December 31, 2002 and 2001, respectively.

        Substantially all of the employees of Brink are covered by a union-sponsored, collectively-bargained, multi-employer defined benefit plan. Pension expense was $1,325, $545, $1,302, and $1,086 for the periods ended December 31, 2003, April 15, 2003 and the years ended December 31, 2002 and 2001, respectively.

9.    Operating Leases

        The Company leases certain equipment under leases expiring on various dates through 2033. Future minimum annual lease payments required under leases that have a noncancellable lease term in excess of one year at December 31, 2003 are as follows:

2004	$6,432
2005	5,261
2006	3,971
2007	3,381
2008	2,291
Thereafter	17,739

$39,075

        Rental expense charged to operations was approximately $3,717, $1,508, $4,399 and $4,069 for the periods ended December 31, 2003, April 15, 2003 and the years ended December 31, 2002 and 2001, respectively.

        On November 24, 2003 the Company entered into a sale-leaseback transaction with Sport (MI) QRS 15-40, Inc. ("the Landlord"), in which SportRack sold to the Landlord, and concurrently leased back from the Landlord for an initial term of 20 years, manufacturing facilities comprising land and improvements located in Michigan. The net proceeds of the sale were $10,600, which approximated net book value at the date of sale, and the annual fixed rent under the lease is $1,045, subject to annual consumer price index-based increases commencing in the third lease year and subject to certain other adjustments set forth in the lease. The lease also provides for two sequential 10-year lease renewal options at fair market rental value. The lease has been accounted for as an operating lease.

10.    Account Balances

        Account balances included in the consolidated balance sheets are comprised of the following:

	Company	Predecessor
	December 31, 2003	December 31, 2002
Inventories
Raw materials	$19,039	$14,631
Work-in-process	9,662	9,893
Finished goods	23,075	19,068
Reserves	(3,448)	(2,910)

	$48,328	$40,682

Property and equipment
Land, buildings and improvements	$21,497	$26,570
Land, buildings and improvements under capital leases	8,900	7,183
Furniture, fixtures and computer hardware	8,344	15,497
Machinery, equipment and tooling	39,649	65,468
Machinery and equipment under capital leases	409	409
Construction-in-progress	3,244	1,557

	82,043	116,684
Less—accumulated depreciation	(8,248)	(56,112)

	$73,795	$60,572

Accrued liabilities
Compensation and benefits	$11,180	$15,387
Interest	1,142	3,078
Other	9,006	12,297

	$21,328	$30,762

11.    Commitments and Contingencies

        In February 1996, AAS commenced an action against certain former employees alleging breach of contract under the terms of an October 1992 Purchase Agreement and Employment Agreements. The individuals then filed a separate lawsuit against AAS alleging breach of contract under the respective Purchase and Employment agreements. In connection with the Acquisition, CHAAS Holdings is entitled to indemnification from the sellers, without regard to any threshold, cap or time limitation, for any losses incurred by CHAAS Holdings and its affiliates (including the Company) in connection with this litigation. The litigation resulted in a judgment against AAS in the amount of approximately $3,800, plus attorneys' fees and pre- and post-judgment interest awarded by the trial court. Both AAS and the former employees appealed the judgment before the United States Court of Appeals for the Sixth Circuit. To secure its appeal, prior to closing of the Acquisition, AAS issued a letter of credit in the amount of $8,300 for the benefit of the former employees. At closing, the Sellers deposited with the financial institution that issued the letter of credit $9,000 in cash in a separate escrow account to cash collateralize the letter of credit and to secure the sellers' obligations to pay all losses incurred by AAS and its affiliates in connection with this litigation. In June 2003, the Court of Appeals entered a judgment that reduced the judgment against AAS from $3,800 to $2,800 and reduced the interest rate used in calculating pre-judgment interest. In August 2003, the judgment was satisfied by way of a payment from the escrow account to the employees in the amount of approximately $5,600. The remaining proceeds of the escrow account were distributed to the Sellers, except for $500 which remained in escrow to secure a contingent obligation of the Sellers to pay approximately $350 in post-trial legal fees claimed by the former employees', which amount remains in dispute. In conjunction with the satisfaction of the judgment, the letter of credit was canceled. The Predecessor increased its estimated accrual for this matter during the period ended April 14, 2003 and the year ended December 31, 2002 by $175 and $600, respectively, representing accrued interest for the period, which amounts are included in interest expense.

        The Company offers warranties to its customers depending upon the specific product and terms of the customer purchase agreement. The majority of the Company's product warranties are customer specific. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on actual historical return rates. The Company has not experienced significant costs related to its warranties.

        In July 2002, three European automotive OEM customers of Brink Sweden recalled in total approximately 41 thousand towbars that were supplied by the Predecessor. The recall affects vehicles fitted with the G 3.0 model removable towbar system produced between January 1999 and March 2000. The Company has worked with its customers to provide technical and other support in response to the recall. During the fourth quarter of 2002, based upon information gathered concerning the costs of the recall and from discussions with its customers during the fourth quarter, management estimated and recorded an expense of approximately $3,000 for the recall. The expense is included in selling, administrative and product development expenses in 2002. In connection with the Acquisition, the sellers agreed to indemnify CHAAS Holdings and its affiliates (including the Company), without regard to any threshold, cap or time limitation, for any losses incurred by CHAAS Holdings and its affiliates in connection with this recall. The securities purchase agreement provides that the Company may settle all matters relating to this recall for up to an aggregate of $4,000 without the consent of the Sellers.

Any settlement that exceeds $4,000 requires the consent of the sellers, although the sellers continue to maintain responsibility for all losses, whether or not they agree to any such settlement. In January 2004, the Company, with the Seller's consent, reached an agreement with the OEM customers to resolve the recall obligation. On January 30, 2004 the Company paid the OEM customers $4,130 and were reimbursed by the Seller's for a like amount from an escrow account established on April 15, 2003 in conjunction with the Acquisition. Under the terms of the settlement the Company is required to reimburse the customer for additional costs through either cash payments or shipment of replacement parts. These costs are expected to be reimbursed to the Company by the Sellers at a future date.

        As part of the Acquisition of AAS on April 15, 2003, we agreed to pay the Sellers additional consideration of up to a maximum of $10,000 in the aggregate to the extent that the Castle Harlan Group achieves a specified, annual internal rate of return on its total equity investment in CHAAS Holdings and its subsidiaries, calculated as of the end of each of the 2003-2005 calendar years. No payment for any earned additional consideration would be required prior to March 31, 2006 unless there was a change in control, as defined in the securities purchase agreement, or the Castle Harlan Group receives proceeds from certain sales of equity interests in or assets of CHAAS Holdings. The specified internal rate of return, as defined in the securities purchase agreement, was not achieved in calendar year 2003 and we have not recorded a liability for additional consideration as of December 31, 2003.

        In addition to the above, the Company is party to various claims, lawsuits and administrative proceedings related to matters arising out of the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

12.    Segment Information

        The Company operates in one reportable segment, providing rack and towing systems and related accessories to the automotive OEM and aftermarket. All sales are to unaffiliated customers. Revenues by geographic area, accumulated by the geographic area where the revenue originated, revenues by product line and long-lived assets, which include net property and equipment, goodwill and other intangible assets and debt issuance costs, by geographic area are as follows:

		Predecessor
	Company
			Year ended December 31,
	Period ended December 31, 2003	Period ended April 14, 2003
			2002	2001
Revenues
United States	$166,265	$67,235	$231,133	$223,662
The Netherlands	40,393	16,085	35,177	31,768
Italy	14,373	5,677	16,437	15,788
Other foreign	35,027	12,857	47,035	42,817

	$256,058	$101,854	$329,782	$314,035

		Predecessor
	Company
			Year ended December 31,
	Period ended December 31, 2003	Period ended April 14, 2003
			2002	2001
Revenues
Towing systems	$135,584	$52,182	$175,348	$173,327
Rack systems	120,474	49,672	154,434	140,708

	$256,058	$101,854	$329,782	$314,035

	Company	Predecessor
	As of December 31, 2003	As of December 31, 2002
Long-lived Assets
United States	$156,686	$62,489
The Netherlands	35,253	24,978
France	9,006	586
Italy	3,579	4,214
Other foreign	19,023	19,248

	$223,547	$111,515

        The Company has two significant customers in the automotive OEM industry. As a percentage of total sales, sales to these customers represented 18% and 23% in 2003, 23% and 22% in 2002, and 28% and 17% in 2001. Accounts receivable from these customers represented 17% and 17% of the Company's trade accounts receivable at December 31, 2003, and 21% and 18% at December 31, 2002, respectively.

        Although the Company is directly affected by the economic well being of the industries and customers referred to above, management does not believe significant credit risk exists at December 31, 2003. Consistent with industry practice, the Company does not require collateral to reduce such credit risk.

13.    Subsequent Events

        In January 2004 CHAAS Holdings, our indirect parent, formed a new wholly owned subsidiary, Advanced Accessory Holdings Corporation ("AAHC") which owns directly all of the equity interests of the Company. On February 4, 2004, AAHC issued 13 1/4% Senior Discount Notes, which will have an aggregate principal amount of $88,000 at maturity in an offering exempt from the registration requirements of the Securities Act. The net proceeds from the issuance were approximately $47,773 after deducting estimated fees and expenses of the issuance. In conjunction with the offering, AAHC committed to purchase, repay or prepay, on terms as may be negotiated, not less than $5,000 in aggregate principal amount of the Company's then outstanding debt. On February 5, 2004, AAHC purchased $4,661 face value of the subordinated promissory notes held by members of our Predecessor in connection with the Acquisition. The amount and terms of additional debt repayments are being negotiated. Proceeds of $42,500 were used to redeem a portion of the equity interests of our indirect parent, CHAAS Holdings.

        Interest will accrete from February 4, 2004 at a rate of 13 1/4% per annum compounded semi-annually, such that the accreted value will equal the principal amount of $88,000 on June 15, 2008. No cash interest is payable on the Senior Discount Notes prior to June 15, 2008. Commencing December 15, 2008, interest at 13 1/4% is payable semi-annually in arrears on June 15 and December 15. On June 15, 2009, the Company will be required to pay approximately $31 million of aggregate accreted value of the 13 1/4% Senior Discount Notes.

        On or prior to June 15, 2007, we may, at our option redeem, with proceeds of certain sales of our equity, up to 35% of the 13 1/4% Senior Discount Notes at a price equal to 113.25% of the then accreted value of the 13 1/4% Senior Discount Notes, plus accrued and unpaid interest. Upon an occurrence of a change in control prior to June 15, 2007, as defined in the indenture, we may redeem the notes, in whole but not in part, at a price equal to 113.25% of the then accreted value of the 13 1/4% Senior Discount Notes. Subsequent to February 15, 2009, we may, at our option on one or more occasions, redeem the 13 1/4% Senior Discount Notes, in whole or in part, at 113.25% of the then accreted value in 2009, 106.625% in 2010, and 100% in 2011 and thereafter.

        The 13 1/4% Senior Discount Notes are unsecured and are not guaranteed by any of our subsidiaries. Holders of the 13 1/4% Senior Discount Notes have been granted registration rights and AAHC, as issuer, will use its reasonable best efforts to file a registration statement by May 4, 2004 and cause such registration statement to be effective by July 2, 2004. The indenture places certain limits on the Company. As more fully described in the indenture, the most restrictive limitations include the restriction on the incurrence of additional indebtedness, payment of dividends on and redemption of capital of the Company, the redemption of certain subordinated obligations, investments, sales of assets and stock of certain subsidiaries, transactions with affiliates, consolidations, mergers and transfers of all or substantially all of the Company's assets.

        The Company has significant operations in Europe where the functional currency is the euro. Over the past year the euro has strengthened considerably against the U.S. dollar and it is the Company's objective to protect reported earnings from volatility in the euro/U.S. dollar exchange rates. On February 12, 2004, when the euro to U.S. dollar exchange rate was 1.28:1, the Company entered into a series of foreign currency forward exchange contracts related to the euro ("euro collar"), each with a notional value of $3,000 which mature quarterly, as summarized below. The Company provided a

$1.9 million letter of credit in support of the foreign currency forward exchange contracts. To the extent that the quarter end exchange rate falls between the euro collar exchange rates, fulfillment of the euro collar exchange contracts will result in offsetting foreign currency gains and losses. For each future reporting period, the Company will record the then fair value, as determined by independent financial institutions, of open obligations and the resultant gains and losses will be recorded in results of operations.

	Euro collar exchange rates
	Notional value	Purchased Put option	Sold Call option	Purchased Call option
March 31, 2004	$3,000	$1.200	$1.362	$1.400
June 30, 2004	$3,000	$1.200	$1.359	$1.400
September 30, 2004	$3,000	$1.200	$1.357	$1.400
December 31, 2004	$3,000	$1.200	$1.354	$1.400
March 31, 2005	$3,000	$1.200	$1.353	—

14.    Condensed Consolidating Information

        On May 23, 2003, the Company's wholly owned subsidiaries, Advanced Accessory Systems, LLC and AAS Capital Corporation, issued and sold 10 3/4% Senior Notes—Series A. On November 18, 2003, these notes were exchanged for 10 3/4% Senior Notes—Series B having substantially the same terms (see Note 2—"Long-Term Debt"). The 10 3/4% Senior Notes are guaranteed on a full, unconditional and joint and several basis by the Company and all of the Company's direct and indirect wholly-owned domestic subsidiaries.

        The following condensed consolidating financial information presents the financial position, results of operations and cash flows of (i) the Company (the "Parent") as of and for the period ended December 31, 2003 and the Predecessor (the "Issuer") for the period ended April 14, 2003 and the two years ended December 31, 2002, as if they accounted for their subsidiaries on the equity method: (ii) AAS and AAS Capital Corporation as issuers; (iii) guarantor subsidiaries which are domestic, wholly-owned subsidiaries and include SportRack LLC, Valley Industries, LLC, AASA Holdings, LLC and ValTek, LLC; and (iv) the non-guarantor subsidiaries which are foreign, wholly-owned subsidiaries and include Brink International B.V. and its subsidiaries, SportRack Accessories, Inc. and its subsidiary, and SportRack Automotive GmbH and its subsidiaries.

        The operating results of the guarantor and non-guarantor subsidiaries have been allocated a portion of certain corporate overhead costs on a basis consistent with each subsidiary's relative business activity, including interest on intercompany debt balances. The operating results of the guarantor and non-guarantor subsidiaries include management fees of $1,027 and $217, respectively, for the period ended December 31, 2003, $389 and $115, respectively, for the period ended April 14, 2003, $1,407 and $320, respectively for the year ended December 31, 2002, and $1,416 and $310, respectively, for the year ended December 31, 2001. Since its formation in September 1997, AAS Capital Corporation has had no operations and has no assets or liabilities at December 31, 2003.

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2003

	Company
	Parent	Issuers	Guarantor subsidiaries	Non-guarantor Subsidiaries	Eliminations/ adjustments	Consolidated
	(Dollar amounts in thousands)
ASSETS
Current assets
Cash	$16	$—	$12,629	$4,041	$—	$16,686
Accounts receivable	—	—	33,142	22,221	—	55,363
Inventories	—	—	17,527	30,801	—	48,328
Deferred income taxes and other current assets	—	3,821	13,778	3,475	—	21,074

Total current assets	16	3,821	77,076	60,538	—	141,451
Property and equipment, net	—	—	29,476	44,319	—	73,795
Goodwill	—	—	39,596	—	—	39,596
Other intangible assets, net	—	6,069	81,617	22,470	—	110,156
Deferred income taxes and other noncurrent assets	—	33	888	1,643	29	2,593
Investment in and advances to subsidiaries	130,083	257,438	13,666	234	(401,421)	—

Total assets	$130,099	$267,361	$242,319	$129,204	$(401,392)	$367,591

LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Current maturities of long-term debt	$—	$—	$85	$1,824	$—	$1,909
Accounts payable	—	—	21,938	11,347	—	33,285
Accrued liabilities and deferred income taxes	(14)	1,365	6,109	14,456	—	21,916

Total current liabilities	(14)	1,365	28,132	27,627	—	57,110
Deferred income taxes and other noncurrent liabilities	—	—	6,163	6,331	—	12,494
Long-term debt, less current maturities	—	150,000	28,710	18,195	—	196,905
Intercompany debt	29,213	—	25,195	67,921	(122,329)	—
Members' equity	100,900	115,996	154,119	9,130	(279,063)	101,082

Total liabilities and members' equity	$130,099	$267,361	$242,319	$129,204	$(401,392)	$367,591

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2002

	Predcessor
	Issuers	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations/ Adjustments	Consolidated
ASSETS
Current assets
Cash	$440	$77	$2,136	$—	$2,653
Accounts receivable	—	31,920	19,606	—	51,526
Inventories	—	16,810	23,872	—	40,682
Deferred income taxes and other current assets	80	6,836	6,563	—	13,479

Total current assets	520	55,643	52,177	—	108,340
Property and equipment, net	—	33,433	27,139	—	60,572
Goodwill, net	985	24,729	21,594	—	47,308
Other intangible assets, net	2,971	371	293	—	3,635
Deferred income taxes and other noncurrent assets	93	794	3,413	—	4,300
Investment in and advances to subsidiaries	138,359	13,546	—	(151,905)	—

Total assets	$142,928	$128,516	$104,616	$(151,905)	$224,155

LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Current maturities of long-term debt	$8,574	$54	$9,587	$—	$18,215
Accounts payable	—	22,346	10,813	—	33,159
Accrued liabilities and deferred income taxes	8,060	7,846	14,856	—	30,762
Mandatorily redeemable warrants	5,250	—	—	—	5,250

Total current liabilities	21,884	30,246	35,256	—	87,386
Deferred income taxes and other noncurrent liabilities	2,003	1,391	3,031	—	6,425
Long-term debt, less current maturities	124,717	252	11,763	—	136,732
Intercompany debt	—	—	63,078	(63,078)	—
Members' equity	(5,676)	96,627	(8,512)	(88,827)	(6,388)

Total liabilities and members' equity	$142,928	$128,516	$104,616	$(151,905)	$224,155

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the period from April 15, 2003 through December 31, 2003

	Company
	Parent	Issuers	Guarantor subsidiaries	Non-guarantor Subsidiaries	Eliminations/ adjustments	Consolidated
Net sales	$—	$—	$165,731	$90,327	$—	$256,058
Cost of sales	—	—	130,330	66,597	—	196,927

Gross profit	—	—	35,401	23,730	—	59,131
Selling, administrative and product development expenses	—	1,361	16,136	19,365	—	36,862
Amortization of intangible assets	—	—	4,887	913	—	5,800

Operating income (loss)	—	(1,361)	14,378	3,452	—	16,469
Interest expense	—	(8,374)	(2,528)	(3,507)	—	(14,409)
Loss resulting from debt extinguishment	—	—	(5,248)	(2,060)	—	(7,308)
Distribution from subsidiaries	—	116,474	1,111	—	(117,585)	—
Equity in income (loss) of subsidiaries	(5,508)	—	—	—	5,508	—
Foreign currency gain (loss), net	—	—	(3)	(397)	—	(400)
Other income (expense)	—	—	(204)	(50)	—	(254)

Income (loss) before income taxes	(5,508)	106,739	7,506	(2,562)	(112,077)	(5,902)
Provision (benefit) for income taxes	—	(3,270)	2,131	745	—	(394)

Net income (loss)	$(5,508)	$110,009	$5,375	$(3,307)	$(112,077)	$(5,508)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the Period from January 1, 2003 through April 14, 2003

	Predecessor
	Issuers	Guarantor subsidiaries	Non-guarantor Subsidiaries	Eliminations/ Adjustments	Consolidated
Net sales	$—	$67,769	$34,085	$—	$101,854
Cost of sales	—	52,853	23,655	—	76,508

Gross profit	—	14,916	10,430	—	25,346
Selling, administrative and product development expenses	(834)	8,331	7,411	—	14,908
Stock option compensation	10,125	—	—	—	10,125
Transaction expenses	3,784	—	—	—	3,784
Amortization of intangible assets	—	6	5	—	11

Operating income (loss)	(13,075)	6,579	3,014	—	(3,482)
Interest expense	3,495	93	1,184	—	4,772
Equity in income of subsidiaries	9,872	—	—	(9,872)	—
Foreign currency gain, net	—	3	3,237	—	3,240
Other income (expense)	—	(27)	(57)	—	(84)

Income (loss) before income taxes	(6,698)	6,462	5,010	(9,872)	(5,098)
Provision for income taxes	—	—	1,600	—	1,600

Net income (loss)	$(6,698)	$6,462	$3,410	$(9,872)	$(6,698)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2002

	Predecessor
	Issuers	Guarantor subsidiaries	Non-guarantor Subsidiaries	Eliminations/ Adjustments	Consolidated
Net sales	$—	$231,133	$98,649	$—	$329,782
Cost of sales	—	180,421	70,095	—	250,516

Gross profit	—	50,712	28,554	—	79,266
Selling, administrative and product development expenses	1,088	23,817	24,404	—	49,309
Amortization of intangible assets	—	109	13	—	122

Operating income (loss)	(1,088)	26,786	4,137	—	29,835
Interest expense	11,310	316	4,281	—	15,907
Equity in net (income) of subsidiaries	(776)	—	—	776	—
Foreign currency (gain)	—	—	(8,429)	—	(8,429)
Other expense	—	340	180	—	520

Income before income taxes and cumulative effect of accounting change	11,622	26,130	8,105	(776)	21,837
Provision for income taxes	—	—	4,252	—	4,252

Income before cumulative effect of accounting change	11,622	26,130	3,853	(776)	17,585
Cumulative effect of accounting change for goodwill impairment	—	(29,207)	—	—	(29,207)

Net income (loss)	$(11,622)	$(3,077)	$3,853	$(776)	$(11,622)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2001

	Predecessor
	Issuers	Guarantor subsidiaries	Non-guarantor Subsidiaries	Eliminations/ Adjustments	Consolidated
Net sales	$—	$223,662	$90,373	$—	$314,035
Cost of sales	—	178,092	61,491	—	239,583

Gross profit	—	45,570	28,882	—	74,452
Selling, administrative and product development expenses	247	24,822	19,700	—	44,769
Amortization of intangible assets	40	2,372	900	—	3,312

Operating income (loss)	(287)	18,376	8,282	—	26,371
Interest expense	8,853	2,533	6,298	—	17,684
Equity in net (income) of subsidiaries	(11,534)	—	—	(11,534)	—
Foreign currency loss	—	—	4,948	—	(4,948)
Other expense	—	543	200	—	743

Income (loss) before income taxes	2,394	15,300	(3,164)	(11,534)	2,996
Provision for income taxes	—	—	602	—	602

Net income (loss)	$2,394	$15,300	$(3,766)	$(11,534)	$2,394

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the period from April 15, 2003 through December 31, 2003

	Company
	Parent	Issuers	Guarantor subsidiaries	Non-guarantor Subsidiaries	Eliminations/ Adjustments	Consolidated
Net cash provided by (used for) operating activities	$(14)	$100,771	$19,318	$8,275	$(117,585)	$10,765

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	—	—	10,670	—	—	10,670
Acquisition of subsidiaries, net of cash acquired	(113,668)	—	(13,666)	—	13,666	(113,668)
Acquisition of property and equipment	—	—	(6,767)	(3,745)	—	(10,512)

Net cash used for investing activities	(113,668)	—	(9,763)	(3,745)	13,666	(113,510)

Cash flows from financing activities:
Change in intercompany debt	12,798	(52,606)	33,455	6,353	—	—
Proceeds from issuance of debt	—	150,000	157,835	39,738	—	347,573
Debt issuance costs	—	(6,578)	(5,762)	(2,603)	—	(14,943)
Net increase (decrease) in revolving loan	—	—	17,089	(469)	—	16,620
Repayment of debt		(140,000)	(147,212)	(44,264)	—	(331,476)
Issuance of membership units	100,900	—	13,666	—	(13,666)	100,900
Distributions to members	—	(51,587)	(65,998)	—	117,585	—

Net cash provided by (used for) financing activities	113,698	(100,771)	3,073	(1,245)	103,919	118,674

Effect of exchange rate changes	—	—	—	757	—	757
Net increase (decrease) in cash	16	—	12,628	4,042	—	16,686
Cash at beginning of period	—	—	—	—	—	—

Cash at end of period	$16	$—	$12,628	$4,042	$—	$16,686

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the period from January 1, 2003 through April 14, 2003

	Predecessor
	Issuers	Guarantor subsidiaries	Non-guarantor Subsidiaries	Eliminations/ Adjustments	Consolidated
Net cash provided by (used for) operating activities	$(6,163)	$5,750	$3,311	$—	$2,898

Cash flows from investing activities:
Acquisition of property and equipment	—	(1,222)	(1,290)	—	(2,512)

Net cash used for investing activities	—	(1,222)	(1,290)	—	(2,512)

Cash flows from financing activities:
Change in intercompany debt	3,474	(4,495)	1,021	—	—
Net increase in revolving loan	6,426	—	—	—	6,426
Repayment of debt	—	(27)	(2,191)	—	(2,218)
Distributions to members	(122)	—	—	—	(122)

Net cash provided by (used for) financing activities	9,778	(4,522)	(1,170)	—	4,086

Effect of exchange rate changes	—	—	(295)	—	(295)

Net increase in cash	3,615	6	556	—	4,177
Cash at beginning of period	440	77	2,136	—	2,653

Cash at end of period	$4,055	$83	$2,692	$—	$6,830

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

	Predecessor
	Issuers	Guarantor subsidiaries	Non-guarantor Subsidiaries	Eliminations/ Adjustments	Consolidated
Net cash provided by (used for) operating activities	$(10,224)	$27,238	$3,990	$—	$21,004

Cash flows from investing activities:
Acquisition of property and equipment	—	(5,554)	(9,800)	—	(15,354)
Investment in Subsidiary	(7,000)	—	—	7,000	—

Net cash used for investing activities	(7,000)	(5,554)	(9,800)	7,000	(15,354)

Cash flows provided by (used for) financing activities:
Change in intercompany debt	15,114	(20,510)	5,396	—	—
Net increase in revolving loan	5,572	—	—	—	5,572
Repayment of debt	—	(1,099)	(12,280)	—	(13,379)
Borrowing of debt	—	—	5,637	—	5,637
Issuance of membership units	—	—	7,000	(7,000)	—
Distributions to members	(3,356)	—	—	—	(3,356)

Net cash provided by (used for) financing activities	17,330	(21,609)	5,753	(7,000)	(5,526)

Effect of exchange rate changes	—	—	390	—	390

Net increase (decrease) in cash	106	75	333	—	514
Cash at beginning of period	334	2	1,803	—	2,139

Cash at end of period	$440	$77	$2,136	$—	$2,653

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

	Predecessor
	Issuers	Guarantor subsidiaries	Non-guarantor subsidiaries	Eliminations/ adjustments	Consolidated
Net cash provided by (used for) operating activities	$(8,830)	$32,749	$3,732	$—	$27,651

Cash flows from investing activities:
Acquisition of property and Equipment	—	(4,249)	(3,331)	—	(7,580)

Net cash used for investing activities	—	(4,249)	(3,331)	—	(7,580)

Cash flows provided by (used for) financing activities:
Change in intercompany debt	17,094	(29,144)	12,050	—	—
Net decrease in revolving loan	(8,341)	—	—	—	(8,341)
Repayment of debt	—	—	(11,706)	—	(11,706)
Collection on members notes receivable	59	—	—	—	59
Borrowing of debt	—	400	—	—	400
Distributions to members	(801)	—	—	—	(801)

Net cash provided by (used for) financing activities	8,011	(28,744)	344	—	(20,389)

Effect of exchange rate changes	—	—	(858)	—	(858)

Net decrease in cash	(819)	(244)	(113)	—	(1,176)
Cash at beginning of period	1,153	246	1,916	—	3,315

Cash at end of period	$334	$2	$1,803	$—	$2,139

PROSPECTUS DATED April 29, 2004

$88,000,000
Advanced Accessory Holdings Corporation
Offer to Exchange

13 1/4% Senior Discount Notes due 2011, Series B
for any and all outstanding
13 1/4% Senior Discount Notes due 2011, Series A

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of our company have not changed since the date hereof.

Until July 28, 2004 (90 days from the date of this prospectus), all dealers effecting transactions in the securities, whether or not participating in this exchange offer, may be required to deliver a prospectus.

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TABLE OF CONTENTS
INFORMATION ABOUT THE TRANSACTION
PROSPECTUS SUMMARY
THE EXCHANGE OFFER
SUMMARY TERMS OF NEW NOTES
Summary Consolidated Historical and Pro Forma Financial Data
RISK FACTORS
Risks Relating to Our Indebtedness
Risks Relating to the New Notes
Risks Relating to Our Business
MARKET SHARE, RANKING AND OTHER DATA
FORWARD-LOOKING STATEMENTS
TRADEMARKS AND TRADE NAMES
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED) For the Year Ended December 31, 2003 (Dollars in thousands)
NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
SELECTED CONSOLIATED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE EXCHANGE OFFER
For information by Telephone: (212) 815-5788
By Facsimile Transmission: (212) 298-1915 (Telephone Confirmation) (212) 815-5788
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF MATERIAL INDEBTEDNESS
DESCRIPTION OF THE NEW NOTES
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
CHANGE IN CERTIFYING ACCOUNTANT
WHERE YOU CAN FIND MORE INFORMATION
CHAAS ACQUISITIONS, LLC (Company) ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor) INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT ACCOUNTANTS
CHAAS ACQUISITIONS, LLC (Company) ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor) CONSOLIDATED BALANCE SHEETS (Dollars in thousands)
CHAAS ACQUISTIONS, LLC (Company) ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor) CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands)
CHASS ACQUISITIONS, LLC (Company) ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor) CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
CHAAS ACQUISITIONS, LLC (Company) ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor) CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (Dollars in thousands)
CHAAS ACQUISITIONS, LLC (Company) ADVANCED ACCESSORY SYSTEMS, LLC (Predecessor) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollar amounts in thousands, except unit related data)
CONDENSED CONSOLIDATING BALANCE SHEET December 31, 2003
CONDENSED CONSOLIDATING BALANCE SHEET December 31, 2002
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS For the period from April 15, 2003 through December 31, 2003
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS For the Period from January 1, 2003 through April 14, 2003
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS For the year ended December 31, 2002
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS For the year ended December 31, 2001
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the period from April 15, 2003 through December 31, 2003
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the period from January 1, 2003 through April 14, 2003
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the year ended December 31, 2002
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS For the year ended December 31, 2001